    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 1998


                                                      REGISTRATION NO. 333-32987
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                INFLUENCE, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



                DELAWARE                                    5047                                   13-3798523
      (STATE OR OTHER JURISDICTION                   (PRIMARY SIC CODE)                         (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)                                                          IDENTIFICATION NO.)


                            ------------------------

                        71 STEVENSON STREET, SUITE 1120
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 546-7700

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              PETER A. BICK, M.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                INFLUENCE, INC.
                        71 STEVENSON STREET, SUITE 1120
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 546-7700

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                    PAUL I. RACHLIN, ESQ.                                         JONATHAN M. MOULTON, ESQ.
                       ARNOLD & PORTER                                         TESTA, HURWITZ & THIBEAULT, LLP
                       399 PARK AVENUE                                                HIGH STREET TOWER
                   NEW YORK, NEW YORK 10022                                            125 HIGH STREET
                        (212) 715-1000                                           BOSTON, MASSACHUSETTS 02110
                                                                                        (617) 248-7000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the 'Securities Act'), check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                  SUBJECT TO COMPLETION--DATED AUGUST 21, 1998

PROSPECTUS
--------------------------------------------------------------------------------

                                1,700,000 SHARES

                                [INFLUENCE LOGO]

                                  COMMON STOCK
--------------------------------------------------------------------------------


All of the 1,700,000 shares of common stock, par value $.001 per share (the 'Common Stock'), offered hereby are being offered by Influence, Inc. ('Influence' or the 'Company').


Prior to the offering (the 'Offering'), there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $11.00 and $13.00 per share. See 'Underwriting' for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock included for quotation in The Nasdaq Stock Market's National Market (the 'Nasdaq National Market') under the symbol 'INFL.'


THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE 'RISK FACTORS' ON PAGES 7 TO 19 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.


                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                                                                               Underwriting
                                                                Price to       Discounts and       Proceeds to
                                                                 Public       Commissions (1)      Company (2)
Per Share...................................................  $                $                  $
Total (3)...................................................  $                $                  $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act').


(2) Before deducting expenses payable by the Company estimated to be $600,000.



(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 255,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $      , the total Underwriting Discounts and Commissions will be $
    and the total Proceeds to Company will be $      . See 'Underwriting.'


The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares of Common Stock to the Underwriters is expected to be made through the facilities of The Depository Trust Company, New York, New York, on or about
           , 1998.

PRUDENTIAL SECURITIES INCORPORATED

                     VECTOR SECURITIES INTERNATIONAL, INC.
                                                           FAHNESTOCK & CO. INC.

           , 1998.

         SELECTED INFLUENCE PRODUCTS AND PRODUCTS UNDER DEVELOPMENT(1)


                                                                                       PROPOSED REGULATORY
DIVISION/PRODUCT CATEGORY                                 PRODUCT STATUS               PATH OR STATUS
---------------------------                               ---------------------------  ---------------------------
INFLUENCE DIVISION
------------------

UROLOGY/GYNECOLOGY PRODUCTS
CATHETERS (REMOTE
CONTROLLED)
                             IN-FLOW                      Ongoing U.S. IDE trial;      PMA Path; CE Mark
[Diagram of In-Flow]         (female)                     Launched in Europe and Asia  approved March 1997
                                                          2Q97

                             IN-FLOW-M                    Preclinical                  PMA Path
                             (male)

SURGICAL PRODUCTS
                             IN-FAST                      Launched worldwide 4Q97      510(k) cleared April 1997;
[Diagrams of the Company's                                                             CE Mark approved August
surgical products]                                                                     1997

                             IN-TAC                       Launched worldwide 2Q97      510(k) cleared February
                                                                                       1997; CE Mark approved
                                                                                       August 1997

                             STRAIGHT-IN                  Worldwide launch expected    510(k) cleared October
                                                          4Q98                         1997; CE Mark approved
                                                                                       March 1998

                             RAZ FASCIAL ANCHOR--STRESS   Worldwide launch expected    510(k) for non-resorbable
                             INCONTINENCE                 2H99                         version submitted May
                                                                                       1998(2)

                             RAZ FASCIAL ANCHOR--         Worldwide launch expected    510(k) for non-resorbable
                             VAGINAL VAULT PROLAPSE       2H99                         version submitted May
                                                                                       1998(2)

                             RAMUS MALE SLING             Worldwide launch expected    501(k) submitted June 1998;
                                                          4Q98                         CE Mark approved June 1998

DIAGNOSTIC/BIOFEEDBACK
                             IN-BIO                       Worldwide launch expected    510(k) submitted December
[Diagrams of In-Bio and In-                               2H99                         1997
Probe]

                             IN-PROBE                     Worldwide launch expected    Exempt from 510(k)
                                                          4Q98                         submission requirement

INFLU-ENT DIVISION
OTOLARYNGOLOGY PRODUCTS

                             REPOSE-TONGUE                Launched worldwide IQ98      510(k) cleared August 1997;
[Diagrams of the Company's                                                             CE Mark approved March 1998
otolaryngological products]

                             REPOSE-HYOID                 Worldwide launch expected    510(k) submitted May 1998
                                                          1H99

INFLU-RAD DIVISION
CANCER RADIOTHERAPY
PRODUCTS

[Diagram of proposed         TOMO-THERAPY                 Preclinical                  PMA or 510(k) Path
Tomotherapy device]


------------------------

(1) Additional surgical products: Clip-In, Looped Screw, Triangle Gelatin Sling, Triangle Uncoated Sling and Triangle Allographic Sling. Additional products under development by the Company include: Raz Fascial Anchor--Stress Incontinence (resorbable version), Raz Fascial Anchor--Vaginal Vault Prolapse (resorbable version), In-Cuff, In-Tele and In-Probe Angle Measurement. Additional products under development by the Company and its joint venture partner include: Cryo-Prost and Cryo-ENT.



(2) For a discussion of the regulatory status of the resorbable and non-resorbable versions, see 'Business-- Government Regulation.'


     In-Tac(Registered) is a registered trademark of the Company. Influence(Trademark), In-Fast(Trademark), Straight-In(Trademark),
In-Flow(Trademark), In-Probe(Trademark), In-Tele(Trademark), In-Bio(Trademark), In-Flow-M(Trademark), In-Cuff(Trademark), Raz Fascial Anchor(Trademark), Triangle(Trademark), Ramus Male Sling(Trademark), Cryo-ENT(Trademark), Clip-In(Trademark), Cryo-Post(Trademark), In-Probe Angle Measurement(Trademark), and Repose(Trademark) are trademarks and trade names of the Company. Any other trademark or trade name appearing in this Prospectus is the property of the holder of such trademark or trade name.

              [Influence logo; graphical and textual depiction of
                   products and products under development.]

     Most of the Company's products are currently under development. Many of the Company's products under development, and certain products not currently sold in the United States, discussed herein have not been approved or cleared by the FDA, and there can be no assurance that such products will receive such approval or clearance on a timely basis, or at all. See 'Risk Factors--No Assurance of Regulatory Approvals; Potential Delays.'

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING PURCHASES OF THE SHARES TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE SHARES TO COVER SOME OR ALL OF A SHORT POSITION IN THE SHARES MAINTAINED BY THE UNDERWRITER AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, references to 'Influence' or the 'Company' are to Influence, Inc. together with its wholly owned subsidiaries. Except as set forth in the Consolidated Financial Statements or as otherwise indicated, all information in this Prospectus assumes (i) the conversion of all outstanding shares of Series A Convertible Preferred Stock into Common Stock, which will become effective prior to the closing of the Offering, (ii) a 1-for-1.26 reverse stock split of the shares of the Company's Common Stock, which will be effective immediately prior to the closing of the Offering and (iii) the Underwriters' over-allotment option will not be exercised. See 'Description of Capital Stock' and 'Underwriting.'

                                  THE COMPANY


     Influence is a medical device manufacturer engaged in the design, development and commercialization of minimally invasive, cost-effective products, and is organized into three divisions: urology/gynecology (Influence Division), otolaryngology (Influ-ENT Division), and cancer radiotherapy (Influ-RAD Division). The Company's products and products under development include remote-controlled intra-urethral valved catheter systems, surgical tools and equipment for performing minimally invasive surgery, diagnostic tools, and an interstitial radiotherapy system for the treatment of cancerous tumors. The Company has ten products that have received regulatory or 510(k) clearance from the U.S. Food and Drug Administration (the 'FDA') for sale in the United States, five products currently under 510(k) review by the FDA, and another ten products in various stages of development. The Company signed a distribution agreement in August 1998 with Indigo Medical, Incorporated ('Indigo'), a subsidiary of Johnson & Johnson ('J&J'), pursuant to which Indigo will become the exclusive distributor outside the United States of the Company's current and future urology/gynecology product lines, subject to certain exceptions, and the Company's radiotherapy product under development.


INFLUENCE DIVISION--UROLOGY/GYNECOLOGY


     The Company's incontinence product development strategy is based on the belief that current urinary incontinence diagnostic tools and treatment options have significant limitations. The Company has developed or is developing a broad range of products to provide an integrated solution for the diagnosis and treatment of urinary incontinence in women and men. The Company believes that its products, if successfully introduced and adopted, will result in significant improvements and cost savings in incontinence management. Incontinence is a significant medical problem afflicting an estimated 11 million women and 2 million men in the United States alone, with associated costs in excess of $16 billion annually, including over $5 billion related to patients in nursing homes. Incontinence is caused by or associated with a wide range of factors, including childbirth, menopause, aging, surgery, obesity, drugs and neurological damage. Persons suffering from urinary incontinence may experience a variety of physical and psychological problems including urinary tract infections, rashes, pressure sores, embarrassment, decreased sexual activity, depression and loss of productive activity.


     The Company's first two marketed products in the field of incontinence, In-Tac and In-Fast, are both designed to enable minimally invasive, incisionless bladder neck surgery for the treatment of certain types of urinary incontinence in women. Bladder neck surgeries are performed primarily to relieve severe incontinence that is caused by either prolapse (descent) of the urethra and bladder neck or by certain bladder sphincter abnormalities. Of the estimated five million or more women in the United States who suffer from stress incontinence (involuntary loss of urine during physical activity), in 1996 only approximately 183,000 patients elected to undergo bladder neck surgery, which uses methods that typically require abdominal or vaginal incisions and general anesthesia. The Company believes more incontinent women may opt for surgery using the In-Tac and In-Fast procedures, which require no abdominal or vaginal incisions, introduce less trauma to the patient, shorten the post-operative recovery period, reduce the need for hospital admissions and can be performed using local anesthesia. In addition, the Company has developed the Straight-In surgical system and is seeking FDA clearance for the Raz Fascial Anchor line of products, which can be used for both open and laparoscopic surgical procedures for bladder neck surgery as well as for repair of vaginal vault prolapse, a condition which may follow childbirth or hysterectomy. The Company is also developing surgical products intended for the treatment of male incontinence, including the Ramus Male Sling surgical system.

     The Company believes that its In-Flow product, a remote-controlled catheter that actively pumps urine out of a patient's bladder, represents a significant breakthrough in the treatment of overflow incontinence. Overflow incontinence is associated with atonic bladder, a condition in which a person is unable to empty his or her own bladder. Currently, these patients use either an indwelling catheter, which involves the use of a urine collection bag attached to the patient's leg, or intermittent self-catheterization, which involves the insertion of a tube-like catheter to drain the urine in the bladder, typically four to six times daily. In-Flow includes a disposable catheter that is inserted into a woman's urethra and replaced approximately once per month. To urinate, the patient holds a battery-powered remote control device near the lower abdomen and presses a switch which activates a pump in the catheter, utilizing the Company's proprietary magnetic energy transfer technology, to draw urine from the bladder until the bladder is completely emptied. The FDA has determined that approval of the In-Flow device will require PMA approval in the United States. The Company has an Investigational Device Exemption ('IDE') for this device and a clinical IDE study is currently underway. The Company expects to submit a PMA application for In-Flow in the first half of 1999. The Company has received marketing clearance in Europe and Canada for In-Flow. In addition, the Company is developing In-Flow-M, a male version of In-Flow. The Company is also evaluating the market opportunity for the use of its catheter products in patients with stress incontinence and for patients in nursing homes.


INFLU-ENT DIVISION--OTOLARYNGOLOGY


     The Influ-ENT Division is currently marketing the Repose-Tongue surgical system for the minimally invasive treatment of obstructive sleep apnea ('OSA') and snoring. This product leverages technology developed for the Company's In-Fast device. OSA is a significantly undiagnosed and, the Company believes, poorly treated breathing disorder caused by upper airway obstruction during sleep, and is frequently associated with a prolapse of the tongue base. Current methods to treat OSA have low patient compliance (such as the use of a face mask) or involve highly invasive and painful surgery, resulting in many patients electing to remain untreated. The Repose-Tongue surgical system, which may be used in conjunction with other OSA treatments, provides support to the back of the tongue and reduces the likelihood of obstruction caused by backward displacement of the tongue during sleep. The National Center on Sleep Disorders Research reported in 1995 that approximately 18 million people in the United States are affected by OSA, and that OSA may be associated with impotence, heart disease, stroke, debilitating daytime drowsiness, automobile accidents and an increased mortality rate. The Company believes that only a small percentage of those persons afflicted by OSA are aware that they suffer from this condition. The Company recently submitted a 510(k) Notification for another minimally invasive surgical approach to the treatment of OSA, the Repose-Hyoid surgical system for hyoid bone suspension.


INFLU-RAD DIVISION--CANCER RADIOTHERAPY


     The Influ-RAD Division is developing an interstitial radiotherapy system called Tomotherapy, which directs radiation through a needle inserted directly into the center of a solid cancerous tumor. Current radiation therapy for cancers commonly involves the use of large devices that beam radiation from outside the patient's body, attempting to target cancerous tumor cells growing inside the patient. Such existing systems present a challenge in that healthy tissues external to the tumor are also irradiated and may suffer damage, which is undesirable and may limit the dose of radiation administered. In addition, although current brachytherapy treatments usually involve direct interstitial radiation therapy, such treatments are expensive to manufacture, may subject health workers to radiation, and involve limited radiation dosages. The Company's Tomotherapy device under development is designed to disperse x-ray radiation energy from the inside out, through a needle inserted directly inside the cancerous growth, thereby reducing radiation damage to healthy tissue external to the tumor. The Company intends to investigate the use of its Tomotherapy system initially for cancers of the prostate, bladder and breast and in the area of intra-operative radiation treatment. It is uncertain whether this device will require a PMA application or a 510(k) Notification.



     The Company has developed a direct channel of dedicated sales people in the United States in the urology/gynecology field. The Company recently started a second channel of distribution in the ear, nose and throat ('ENT') area using direct sales people and independent sales representatives in the United States and abroad. In Israel, the Company maintains 19 research and development personnel and has an ISO 9001 and 9002 certified facility for developing and manufacturing its product lines.

     On August 17, 1998, Indigo and the Company signed a distribution agreement pursuant to which Indigo will become the Company's exclusive distributor outside the United States of the Company's current and future products, subject to certain exceptions, in the fields of urology and gynecology and its radiotherapy product under development. In connection with this distribution agreement, the Company and Johnson & Johnson Development Corporation ('JJDC'), a subsidiary of J&J, entered into an investment agreement. The investment agreement provides, in addition to the $1 million note entered into in May 1998, that JJDC invest an additional $6 million in the Company. In exchange for the $6 million cash investment and the outstanding $1 million note, the Company issued a $7 million covertible note (the "J&J Note"). The J&J Note is automatically convertible into Common Stock upon completion of this Offering at a conversion price equal to the initial public offering price of the Shares offered hereby. In the event the initial public offering of the Company is not completed by May 1999, the J&J Note will automatically convert into shares of Common Stock of the Company at a price per share based on a valuation of all the Common Stock of the Company (on a fully diluted basis) equal to $82 million.


                                  THE OFFERING


Common Stock Offered Hereby..........................................  1,700,000 shares

Common Stock to be Outstanding after the Offering(1).................  8,414,131 shares

Use of Proceeds......................................................  For expansion of sales and marketing activities; research, product development,
                                                                       clinical trials and obtaining regulatory
                                                                       approvals; capital expenditures; and working
                                                                       capital and other general corporate purposes.
                                                                       See 'Use of Proceeds.'

Proposed Nasdaq National Market Symbol...............................  INFL


------------------------

(1) Includes as of the date hereof 583,333 shares of Common Stock issuable upon conversion of the J&J Note upon completion of the Offering at the assumed initial public offering price of $12.00 per share. Excludes as of the date hereof (i) 1,181,066 shares issuable upon exercise of options outstanding under the Company's 1995 and 1998 Stock Option Plans at a weighted average exercise price of $5.60 per share, and (ii) 367,245 shares reserved for future issuances of stock options.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                  SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,             JUNE 30,
                                                               ------------------------------    ------------------
                                                                1995       1996        1997       1997       1998
                                                               -------    -------    --------    -------    -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales...................................................   $    --    $    --    $  1,114    $   154    $ 1,873
Cost of goods sold..........................................        --         --       2,765        768      1,293
                                                               -------    -------    --------    -------    -------
Gross margin................................................        --         --      (1,651)      (614)       580
                                                               -------    -------    --------    -------    -------
Operating expenses:
  Research and development..................................     1,250      3,219       3,155      1,250      1,913
  Sales and marketing.......................................        --        667       3,837      1,897      3,994
  General and administrative................................       459      1,769       2,073        669      1,469
                                                               -------    -------    --------    -------    -------
       Total operating expenses.............................     1,709      5,655       9,065      3,816      7,376
Operating loss..............................................    (1,709)    (5,655)    (10,716)    (4,430)    (6,796)
Interest income (expense), net..............................        12       (118)       (134)      (405)        23
                                                               -------    -------    --------    -------    -------
Net loss....................................................   $(1,697)   $(5,773)   $(10,850)   $(4,835)   $(6,773)
                                                               -------    -------    --------    -------    -------
                                                               -------    -------    --------    -------    -------
Basic and diluted net loss per share(1).....................   $ (0.34)   $ (1.16)   $  (2.10)   $ (0.98)   $ (1.29)
                                                               -------    -------    --------    -------    -------
                                                               -------    -------    --------    -------    -------
Shares used in computing basic and diluted net loss per
  share(1)..................................................     4,977      4,983       5,173      4,939      5,248
                                                               -------    -------    --------    -------    -------
                                                               -------    -------    --------    -------    -------
PRO FORMA DATA:(1)
Pro forma basic and diluted net loss per share..............                         $  (1.79)              $ (1.09)
                                                                                     --------               -------
                                                                                     --------               -------
Shares used in computing pro forma basic and diluted net
  loss per share............................................                            6,055                 6,216
                                                                                     --------               -------
                                                                                     --------               -------



                                                                                         JUNE 30, 1998
                                                                           ------------------------------------------
                                                                            ACTUAL     PRO FORMA(2)    AS ADJUSTED(3)
                                                                           --------    ------------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.......................   $  1,022      $  7,022         $ 25,394
Working capital.........................................................      1,207         7,207           25,579
Total assets............................................................      4,788        10,788           29,160
Accumulated deficit.....................................................    (25,393)      (25,393)         (25,393)
Stockholders' equity....................................................      1,391         8,408           26,780


------------------
(1) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of basic and diluted net loss per share data and pro forma basic and diluted net loss per share.


(2) Includes as of the date hereof the issuance of the J&J Note and 583,333 shares of Common Stock issuable upon conversion of the J&J Note at the completion of the Offering at the assumed initial public offering price of $12.00 per share.



(3) Adjusted to give effect to the sale of the shares of Common Stock offered by the Company hereby, assuming an initial public offering price of $12.00 per share, after deducting the underwriting discounts and commissions and Offering expenses payable by the Company.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.

     When used in this Prospectus, the words 'may,' 'will,' 'expect,' 'anticipate,' 'continue,' 'estimate,' 'project,' 'intend' and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, results of operations and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those described below, under the heading 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' 'Business' and elsewhere in this Prospectus.


     LIMITED OPERATING HISTORY; HISTORY OF LOSSES EXPECTED TO CONTINUE. The Company has a limited operating history upon which evaluation of its prospects can be made. Since inception, the Company has derived minimal revenues from product sales, and has an accumulated deficit through June 30, 1998 of $25.4 million, mainly related to expenses incurred in connection with research and development, seeking regulatory clearances and approvals, and initial sales and marketing activities. The Company expects its operating losses to increase in the near future and there can be no assurance that the Company will be profitable in the future. In addition, the Company expects that its operating results could fluctuate significantly from quarter to quarter. Moreover, the Company anticipates that a significant portion of its future revenue will be derived from two key products, the In-Flow catheter and the Repose surgical system. Failure to achieve PMA approval (in the case of In-Flow) and market acceptance of either of these products would have a material adverse effect on the Company's business, financial condition and results of operations. Potential investors should be aware of the problems, delays, expenses and difficulties encountered by an enterprise in the Company's stage of development, any of which independently or in combination could cause such losses or quarterly fluctuations in operating results, and many of which may be beyond the Company's control. These include the completion of development of the Company's products, progress and costs of clinical trials, the timing and costs of various U.S. and foreign regulatory filings, the timing and receipt or denial of various U.S. and foreign governmental clearances or approvals, the costs involved in preparing, filing, presenting, maintaining and enforcing patent claims, the timing and costs of product introduction, the timing and extent to which the Company's products gain market acceptance, production capacity constraints, the costs of developing marketing and distribution capabilities, the timing of orders, the availability of third-party reimbursement at acceptable levels and the technological advances of competitors. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'


     EARLY STAGE OF PRODUCT COMMERCIALIZATION; RISKS RELATING TO PRODUCTS UNDER DEVELOPMENT. The products currently being marketed by the Company are in early stages of commercialization. The number of patients treated with the Company's products currently being sold is small. In addition, many of the Company's products are still under development. Such products will require further significant research, development, testing and regulatory approvals or clearances prior to commercialization. The Company has only performed a limited number of preclinical or clinical studies on certain of its products under development. Accordingly, there can be no assurance that further experience or pilot or clinical studies will not demonstrate some deficiency in the design or efficacy of these products that the Company would be unable to overcome. No assurance can be given that any of the Company's products or products under development will prove to be safe and efficacious, receive or retain requisite regulatory clearances or approvals, demonstrate substantial therapeutic benefit, be commercialized on a timely basis, if at all, experience no design or manufacturing problems or be accepted by the marketplace. The failure of the Company to achieve any one or more of these objectives could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business--Influence Division,' 'Business--Influ-ENT Division' and 'Business--Influ-RAD Division.'

     UNCERTAINTY OF MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS. The Company's future growth and profitability will depend, in large part, on market acceptance of the Company's products and products under development, assuming products currently under development receive regulatory clearance or approval. This acceptance will be substantially dependent on educating the medical community as to the distinctive characteristics, perceived benefits and clinical efficacy of the products and products under development versus competitive products, and the need to train certain physicians in the proper application of the Company's products. The Company believes that recommendations by urologists, gynecologists, urogynecologists, otolaryngologists, radiation oncologists and, possibly, interventional radiologists will be essential for market acceptance of the Company's products and products under development, and there can be no assurance that any such recommendations will be obtained. In addition, physician utilization will be dependent on the perceived utility demonstrated through the Company's clinical trials and no assurance can be given that additional data will not be required, which would delay or preclude market acceptance. Furthermore, certain of the Company's products are often used in conjunction with other manufacturers' products and procedures and there can be no assurance that the benefits or efficacy of the Company's products can be separated from those of other manufacturers' products or procedures. New or modified reimbursement codes may be needed for certain of the Company's products, and the inability of the Company to obtain such codes in a timely manner, if at all, could affect market acceptance of such products. Furthermore, there can be no assurance that the Company's products will be accepted by patients. For example, of the approximately 166 patients treated to date with the In-Flow catheter in the United States, approximately 63% of patients discontinued use, in most cases, within one week of starting treatment, due to discomfort or previously undetected symptoms of urge incontinence, for which use of In-Flow is not indicated. In addition, there can be no assurance that patients will not develop adverse health effects while using the Company's products. Any such adverse health effects, or the perception that such products could cause any such adverse health effects, would have a material adverse effect on market acceptance of such products. Finally, the Company has not yet determined final pricing of certain of its approved products or any of its proposed products, and the Company's pricing policies could adversely impact market acceptance of such products as compared to competing products and treatments. Any of the foregoing factors, or other factors, could limit or detract from market acceptance of the products and products under development. Insufficient market acceptance of any of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business--Influence Division-- Urology/Gynecology,' 'Business--Influ-ENT Division--Otolaryngology,' 'Business--Influ-RAD Division--Cancer Radiotherapy' and 'Business--Marketing and Sales.'



     NO ASSURANCE OF REGULATORY APPROVALS; POTENTIAL DELAYS. The medical devices to be marketed and manufactured by the Company are subject to extensive regulation by the FDA and, in some instances, by foreign and state governments. In the United States, the FDA regulates the clinical testing, manufacture, labeling, sale, distribution and promotion of medical devices pursuant to the Federal Food, Drug, and Cosmetic Act, as amended, and the regulations promulgated thereunder (the 'FDC Act'). Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals or clearances and criminal prosecution. Before a new device can be commercially introduced to the market, the manufacturer must obtain FDA marketing clearance through a 510(k) premarket notification (a '510(k) Notification') or marketing approval through a premarket application ('PMA'). A 510(k) Notification generally requires supporting data, which may include clinical data. The process of obtaining a PMA approval is much more costly, lengthy and uncertain than clearance of a 510(k) Notification.


     When clinical data are required, there can be no assurance that any clinical study proposed by the Company will be approved by the FDA, will be completed, or, if completed, will provide data and information that will support clearance or approval. There can be no assurance that 510(k) clearance or PMA approval will ever be obtained or retained. Moreover, regulatory clearances or approvals, if granted, may include significant limitations on the indicated uses for which a product may be legally marketed in the United States. Certain material modifications or changes in the intended use of cleared or approved products may also require clearance or approval from the FDA.


     The Company submitted 510(k) Notifications for seven products: Raz Fascial Anchor--Stress Incontinence (resorbable and non-resorbable versions), Raz Fascia Anchor-Vaginal Vault Prolapse (resorbable and non-resorbable versions), In-Bio, Ramus Male Sling, and Repose-Hyoid. The FDA responded to these 510(k) submissions with written requests for additional information and clinical data about the Raz Fascial Anchor--Stress Incontinence (resorbable and non-resorbable versions), Raz Fascial Anchor--Vaginal Vault Prolaspe (resorbable and non-resorbable versions), and the Repose-Hyoid. The FDA also requested additional information (but not clinical data) about the

In-Bio. Currently, the Company is in the process of providing the requested information and/or discussing with the FDA the precise nature of the data that will be required. The Company also intends to withdraw the previously submitted 510(k) Notifications for the Raz Fascial Anchors (resorbable versions) pending a final agency determination regarding 510(k) clearance for the Raz Fascial Anchors (non-resorbable versions). The Company will likely be required to conduct further product testing, including possibly clinical testing. There can be no assurance that the Company will resubmit withdrawn 510(k) submissions, that the FDA will grant 510(k) clearance to these products in a timely fashion, or at all, or that the FDA will not require these products to go through the PMA approval process. See 'Business--Government Regulation.'



     The In-Flow device is being studied in a clinical trial approved by the FDA. There can be no assurance that the trial will generate data sufficient to support PMA approval or that the In-Flow device will receive PMA approval in a timely manner, or at all. Failure to obtain PMA approval for the In-Flow device could have a material adverse effect on the Company's business, financial condition and results of operations.



     The Company anticipates that the Cryo-Prost, In-Tele and Cryo-ENT devices will be eligible for the 510(k) Notification process. The Company believes that In-Probe is currently exempt from the 510(k) Notification requirement, and it is marketed in the United States on that basis. However, the Company expects that a 510(k) Notification will be required for a version of the In-Probe that would include an Angle Measurement supplement that the Company is developing. There can be no assurance, however, that the FDA will not require any of these devices to undergo the PMA approval process.



     The Company believes that the Tomotherapy device may be eligible for the 510(k) Notification process and intends to confer with the FDA regarding the regulatory approval process. However, no assurance can be given that the FDA will not require the Tomotherapy device to undergo the PMA approval process. Nor can assurance be given that the FDA will not require clinical data for the device, that the FDA will approve a clinical trial, or that a trial, if completed, will generate data adequate to support 510(k) clearance or PMA approval. There can be no assurance that 510(k) clearance or PMA approval can be obtained for the Tomotherapy device in a timely fashion, or at all.



     The In-Cuff is a 'preamendment' device eligible to undergo the 510(k) Notification process with the addition of a preapproval inspection for QSReg. compliance (a 'preamendment' class III device is one that was on the market before May 28, 1976). However, the FDA issued a proposed rule in 1995 that would require PMA approval for this type of device, even if a particular manufacturer has already obtained 510(k) clearance for its product. If and when this rule is finalized, the In-Cuff will be required to undergo PMA approval, even if 510(k) clearance has already been obtained. There can be no assurance that the Company will be able to prepare and file a PMA application within the required time frame of 90 days after a rule calling for PMA applications is finalized.


     The Company has made modifications to some of its cleared devices, which the Company believes do not require the submission of new 510(k) Notifications. There can be no assurance, however, that the FDA would agree with any of the Company's determinations not to submit a new 510(k) Notifications for any of these changes or would not require the Company to submit a new 510(k) Notification for any of the changes made to the device. If the FDA requires the Company to submit a new 510(k) Notification for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) Notification is cleared by the FDA.


     The regulatory approval process often takes a number of years and requires the expenditure of substantial resources. There can be no assurance that existing products and products that may be developed by the Company will be able to satisfy the current or future requirements and regulations of the FDA or comparable foreign agencies. There can be no assurance that the Company's products and products under development will not experience unanticipated delays in receiving FDA clearance or approval or that such products will ever obtain the regulatory clearance or approval required for marketing. In addition, there can be no assurance that government regulations applicable to the Company's products or the interpretation of those regulations will not change, and thereby prevent the Company from temporarily or permanently marketing some or all of its products. Any such unanticipated delays or lack of approval could have a material adverse effect on the Company's business, financial condition and results of operations.


     Any devices manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to the FDA's quality system regulation

('QSReg.'), which imposes certain procedural and documentation requirements with respect to device design, development, manufacturing and quality assurance activities. Manufacturers must also comply with Medical Device Reporting ('MDR') requirements that a manufacturer report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

     The Company is subject to inspection by the FDA for compliance with the QSReg., MDR requirements, and other applicable regulations. To date, the Company's facilities have not been inspected by the FDA. Although the Company's facilities and manufacturing procedures are designed to comply with QSReg. requirements, there can be no assurance that the FDA would find them in compliance.

     Changes in existing requirements or adoption of new requirements or policies could adversely affect the ability of the Company to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect upon the Company's business, financial condition or results of operations.


     International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. The Company also has sought the CE Mark for its products under development. The CE Mark is recognized by countries that are members of the European Union and the European Free Trade Association and, is required to be affixed to all medical devices sold in the European Union. No assurance can be given that the Company will obtain additional CE Mark approvals for any of its products and products under development or satisfy ISO 9001 or 9002 standards for additional products, or that any product which the Company may develop or intend to commercialize will obtain the CE Mark, or will be able to obtain any other required international regulatory clearance or approval on a timely basis, or at all. See 'Business--Government Regulation.'


     LIMITED MANUFACTURING EXPERIENCE; RISKS ASSOCIATED WITH MANUFACTURING DELAYS. The Company has limited experience in manufacturing commercial quantities of its products. The Company has not manufactured any of its products in quantities that will be necessary for the achievement of significant product sales or profitability. In order to successfully commercialize its products or proposed products, the Company will have to increase the number of units it can produce, reduce per-unit manufacturing costs and achieve or maintain the extremely high quality standards required for such products. In order to manufacture in commercial quantities on the foregoing basis, the Company will be required either to enhance significantly its existing capabilities and equipment and recruit and retain a sufficient number of skilled manufacturing personnel, or to enter into arrangements with third parties to manufacture its products and products under development. Prior to commencing manufacturing of any products for commercial use in the United States, the Company's facility will be required to comply with QSReg. requirements. There can be no assurance that the Company will be able to establish manufacturing capability, successfully make the transition to commercial manufacturing or manufacture its products cost-effectively, or at all, or that the Company will satisfy QSReg. requirements. Failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has experienced, and may experience in the future, a shortage of certain product components due to production capacity constraints and design adjustments. There can be no assurance that the transition to commercial-scale production will occur without further delay or that the Company will not experience problems in the conversion to production in larger quantities. Further design adjustments of existing or proposed products would increase manufacturing costs and could further delay commercial introduction of such products, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company currently obtains one type of sling material from a single supplier and does not maintain an extensive inventory of this material. Although such material may be obtainable from other suppliers, an interruption in supply could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business--Manufacturing.'

     INTENSE COMPETITION AND RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL
CHANGE. The Company is engaged in rapidly evolving and highly competitive fields. Competition from medical device manufacturers, pharmaceutical companies and other competitors is intense and is expected to increase. Many of these companies have substantially greater capital resources, research and development staffs, facilities and experience in obtaining regulatory clearances or approvals as well as in the manufacturing, marketing and distribution of products than the Company. Academic institutions, hospitals, governmental agencies and other public and private research organizations also conduct research and seek patent protection and may develop competing products or technologies on their own or through joint ventures. In addition, recently developed technologies or technologies that may be developed in the future are, or may be, the basis for competitive products. The Company's products could be rendered obsolete or uneconomical by technological advances by one or more of the Company's competitors or by other therapies such as drugs to treat conditions addressed by the Company's products. The Company's business, financial condition and results of operations will depend upon whether the Company can compete effectively with other developers of such medical devices and therapies.

     In addition, many of the Company's competitors have greater experience than the Company in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals or clearances. Accordingly, the Company's competitors may succeed in obtaining FDA or other regulatory approvals or clearances for products more rapidly than the Company. Companies that complete clinical trials, obtain required regulatory agency clearances or approvals and commence commercial sale of their products before their competitors may achieve a significant competitive advantage, including certain patent and marketing exclusivity rights that would delay and/or bar the Company's ability to market certain products. There can be no assurance that products resulting from the Company's research and development efforts will be able to compete successfully with competitors' existing products or products under development or that they will obtain regulatory clearance or approval in the United States or elsewhere. See 'Business--Competition.'

     UNCERTAINTY RELATING TO THIRD-PARTY REIMBURSEMENT. In the United States, hospitals, physicians and other health care providers that purchase medical devices generally rely on third-party payors, such as private health insurance plans, health maintenance organizations, preferred provider organizations, as well as government-sponsored programs, such as Medicare and Medicaid, to reimburse all or part of the costs associated with the treatment of patients. Medicare and many other third-party payors do not reimburse for procedures deemed 'experimental.' However, effective November 1, 1995, Medicare began allowing local carriers the discretion to cover certain devices with an approved IDE during clinical trials. The Company has received an approved IDE for In-Flow. It is uncertain whether Medicare, Medicaid or private payors will cover In-Flow and, if so, at what price. The failure of payors to cover early use of a procedure deters usage, delaying acceptance even longer. Furthermore, there can be no assurance, even for products that are cleared or approved by the FDA for new clinical applications, that any coverage and reimbursement will be available for such procedures. A key component in the reimbursement decision by the United States Health Care Financing Administration ('HCFA'), which administers Medicare, as well as state Medicaid agencies and most private insurers, is the assignment of a Current Procedural Terminology ('CPT') code which is used in the submission of claims to insurers for reimbursement of medical services. CPT codes are assigned, maintained and revised by the CPT editorial board administered by the American Medical Association. The Company believes that surgical procedures using the In-Tac and In-Fast devices, the Company's first two products cleared by the FDA, are covered under existing CPT codes for bladder neck surgery. The Company believes that surgical procedures using the Repose surgical systems are covered under existing CPT codes for tongue and hyoid suspension procedures. There can be no assurance that such reimbursement will continue and, if so, at what level. The Company intends to petition the CPT editorial board for new or modified codes for procedures using its products for which reimbursement is not available or not adequate under current codes. In addition, the Company may have to petition HCFA for supply codes for some of the Company's products. There can be no assurance that the Company will succeed in securing or maintaining recognition by the CPT editorial board or HCFA of specific codes for its products and products under development and for services associated with such products, or that the Company will obtain such codes in a timely manner. Failure to secure or retain recognition by the CPT editorial board or HCFA, or any delay by state, Medicare or Medicaid agencies or private insurers in recognizing these CPT codes, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, third-party payors are routinely limiting reimbursement coverage for medical devices and in many instances are exerting significant pressure on medical suppliers to lower their prices. The Company could also be adversely affected by changes in reimbursement policies of government or private health care payors, particularly to the extent that any such changes affect reimbursement for therapeutic or diagnostic procedures in which the Company's products are used. For example, effective January 1, 1999, HCFA will reimburse hospital outpatient departments for services and supplies based on a prospective payment system, which means that outpatient departments will be paid a predetermined flat fee for a procedure regardless of the actual cost of a supply or device associated with a procedure. Hospital inpatient procedures currently are reimbursed under such a system. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payors for procedures in which the Company's products are used, or adverse changes in government and private third-party payors' policies toward reimbursement for such procedures, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Market acceptance of the Company's products in international markets may be dependent in part upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government-sponsored and private health care insurance. Although the Company will seek international reimbursement approvals, obtaining such approvals can require 12 to 18 months or longer and there can be no assurance that any such approvals will be obtained in a timely manner, if at all. In addition, certain countries may require additional clinical trials to be conducted which can be costly and time consuming and could delay or prevent the Company from obtaining reimbursement. Failure to receive additional international reimbursement approvals could have a material adverse effect on market acceptance of the Company's products in the international markets in which the Company is seeking approvals and could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business--Third-Party Reimbursement.'


     LIMITED MARKETING AND SALES CAPABILITY; DEPENDENCE ON SINGLE INTERNATIONAL DISTRIBUTOR FOR CERTAIN PRODUCTS. The Company has limited experience marketing and selling its products. The Company has begun to establish a marketing and sales organization but has to date not hired an executive responsible for coordinating worldwide marketing and sales. Such function is currently performed by the President and Chief Executive Officer, together with two regional vice presidents of marketing and a national sales director for each of the Influence and Influ-ENT divisions. Establishing marketing and sales capability sufficient to support sales in commercial quantities will require significant resources, and there can be no assurance that the Company will be able to recruit and retain qualified marketing personnel, direct sales personnel or contract sales representatives or that future sales efforts of the Company will be successful. Furthermore, due to the innovative nature of the Company's products and products under development and limited market awareness, the Company anticipates that the marketing and sales process may be lengthy, entailing the education of physicians in the proper use and advantages of the Company's products and products under development.


     With respect to the products and products under development to treat OSA and snoring, the Company is in the process of evaluating whether to use distributors or to develop its own direct sales force for its ENT products. If the Company decides to market and sell its ENT products on its own, it will have to develop its own marketing and sales capability, through the use of a dedicated sales force and independent representatives. Alternatively, the Company may elect to enter into distributorship agreements in the United States and abroad. While the Company is committed to establishing effective distribution channels for its products, there can be no assurance that the Company will be successful in doing so. The failure to establish and maintain effective distribution channels for the Company's products, or to retain qualified sales personnel to support commercial sales of the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations.


     On August 17, 1998, the Company entered into a distribution agreement with Indigo Medical, Inc. ('Indigo'), a subsidiary of Johnson & Johnson, pursuant to which Indigo will have exclusive distribution rights to the Company's urological and gynecological products, subject to certain exceptions, and current radiotherapy product under development outside the United States. The Company will have limited control over the resources that Indigo will devote to this distribution arrangement. To date, no revenues have been generated by this arrangement, and there can be no assurance that this arrangement will be successful. Further, Johnson & Johnson's subsidiaries, including Indigo, market products which may be competitive with the Company's products. The transition involved in changing international distributors may entail the risk of interrupted communications with customers or potential customers. In addition, in certain jurisdictions the Company may incur costs and liabilities in terminating existing distribution arrangements. Under the distribution agreement, Indigo has the right to elect to distribute In-Fast, Straight-In and related products by giving written notice to the Company before October 1, 1999. Prior to such notice, the Company has retained the right, and will continue, to distribute In-Fast, Straight-In and related products outside the United States. Following the announcement of the Company's proposed distribution agreement with Indigo, sales by distributors of the In-Fast declined materially outside of the United States. There can be no assurance that the level of sales or the rate of growth of sales of In-Fast and related products outside the United States will be restored to the levels or rates existing prior to the announcement of the Company's proposed distribution agreement with Indigo. See 'Business--Marketing and Sales.'


     DEPENDENCE ON PATENTS, LICENSES AND PROPRIETARY TECHNOLOGY; RISK OF INFRINGEMENT CLAIMS. The Company is dependent upon its proprietary technology and seeks to protect such technology through a combination of patents and confidentiality agreements. The Company has an exclusive worldwide license to certain technology related to its In-Tac surgical system. Two issued U.S. patents cover certain technology related to the In-Tac system, including the inserter device and a method for transvaginal bladder neck suspension surgery using an anchor and suture inserted into the pubic bone. The Company has an issued U.S. patent and U.S. pending patent applications with claims covering various other aspects of the In-Tac, In-Fast, Straight-In and Repose systems and employed methods such as the anchors and screws with suture, the inserters, and the method of treating OSA. A foreign patent has also been issued for aspects of the In-Tac device and additional foreign patent protection is still being sought for other aspects of the In-Tac device as well as for In-Fast, Straight-In and the Repose systems. The Company has one issued U.S. patent covering certain aspects of the technology related to the Company's catheter products. Foreign patents are also being sought with respect to such technology. Additional U.S. and foreign patent applications are pending on certain additional aspects of the technology. The Company is pursuing additional U.S. and corresponding foreign patent applications seeking coverage of its proprietary technology for various other products and has licenses to patents related to other products. The Company is a licensee to three U.S. patents related to the Clip-ln system and is a licensee to one U.S. patent on its Tomotherapy device.

     There can be no assurance that any patents will issue from any pending or future patent applications, that any claims obtained will provide adequate protection for the Company's products, or that such issued patents will be enforceable. In addition, methods of treating humans are generally not patentable outside of the United States, nor are claims directed to such methods currently enforceable within the United States against medical practitioners or related health care entities if the patents were issued after September 30, 1996.


     No assurance can be given that the technologies used by the Company do not infringe upon the proprietary rights of others. The Company could incur substantial costs in seeking enforcement of its patents against infringement or unauthorized use by others and in defending itself against patent infringement claims by others. In addition, the Company has agreed to indemnify certain distributors from claims, suits, damages and costs resulting from claimed infringement of any third-party patent by the Company.


     The medical device industry has been characterized by extensive litigation over patents and other intellectual property rights, and companies in the industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not in the future become involved in patent infringement claims and litigation, interference proceedings commenced in the U.S. Patent and Trademark Office ('USPTO') by an examiner or a third party to determine the priority of inventions, reexamination proceedings in the United States or opposition or nullity proceedings in a foreign country. The defense and prosecution of intellectual property suits, interference proceedings, reexamination proceedings, foreign opposition and nullity proceedings and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce or defend patents issued or licensed to the Company, to protect the Company's patents, licensed patents and trade secrets or know-how or to determine the enforceability, scope, validity and infringement of the proprietary rights of others. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

     Any litigation, interference, reexamination, opposition or nullity proceedings involving the Company will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation, interference, reexamination, opposition or nullity proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties which may not be available on reasonable terms, if at all. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company has been notified by a third party that it had filed a Patent Cooperation Treaty ('PCT') patent application directed to the methods of and an apparatus for treating urinary incontinence by bladder neck suspension through the use of an anchor and suture inserted into bone and a procedure using an anchor with or without sutures. The Company subsequently became aware of U.S. patents issued to such third party. While the Company and its patent counsel have conducted a review of the third party's relevant issued U.S. patents and the Company is of the opinion in consultation with its patent counsel that neither the Company's In-Tac, In-Fast or Straight-In devices nor their use infringes any valid claim of the issued patents, there can be no assurance that a court would not find the Company's products to infringe any issued patent or prevent or limit the sale of the Company's products or require the Company to procure a license, if available. There can also be no assurance that additional U.S. patents will not issue having claims which are valid and infringed by the Company's products.



     One of the third party's U.S. patents in question contains method claims related to a medical activity and such claims issued after September 30, 1996. In accordance with a change in U.S. patent law which became effective on September 30, 1996, such claims are currently unenforceable against medical practitioners or related health care entities. These patents, however, may be enforceable against manufactures of devices used in the medical activities. To date, however, there has been no judicial decision interpreting the issue of whether this statutory immunity to medical practitioners and related health care entities extends to manufacturers of products which do not otherwise infringe on apparatus claims, and there can be no assurance that the patent's method claims are not enforceable or will not become enforceable retroactively by act of Congress or judicial decision. While the Company in consultation with its patent counsel believes that the Company's products do not infringe the third party's apparatus and article of manufacture claims, there can be no assurance that a court would not find the Company's products to infringe any issued patent, or prevent or limit the sale of the Company's products or require the Company to procure a license, if available. There can also be no assurance that U.S. or other patents will not issue in the future in the name of this particular third party or another party having claims which would constrain the Company's ability to manufacture and sell its products or prevent customers of the Company from practicing the method of bladder neck suspension contemplated by use of the Company's In-Tac, In-Fast or Straight-In surgical systems or any similar products in the future.



     Another entity has brought to the Company's attention the existence of a Spanish patent having related foreign country equivalents and concerning a staple inserter useful for a bladder neck suspension procedure. The Company and its patent counsel have conducted an investigation of the likely scope of this third party's patents in Europe. While the Company believes in consultation with its patent counsel that no patent infringement liability exists based upon the Company's sales and distribution in Europe of its In-Tac, In-Fast or Straight-In surgical systems and related anchors and screws, there can be no assurance that a court would not find the Company's products to infringe any issued patent or prevent or limit the sale of the Company's products or require the Company to procure a license, if available. The Company has conducted research to determine the existence of U.S. equivalents to the Spanish and other foreign patents and believes in consultation with its patent counsel that none have yet issued. However, there can be no assurance that a U.S. patent will not issue in the future having claims which cover the Company's products.



     The Company is also aware of a number of U.S. patents of third parties related to intra-urethral valved catheters for the treatment of incontinence. The Company's patent counsel has reviewed the patents. The Company in consultation with its patent counsel believes that its proposed catheter products will not infringe any valid claims of those patents. A third party has asserted that the Company's In-Flow intra-urethral valved catheter product infringes the claims of an issued U.S. patent. The Company's patent counsel has reviewed the patent, related documents and the prior art and the Company is of the opinion in consultation with its patent counsel that no valid claim is infringed. There can be no assurances, however, that a suit for patent infringement will not be filed by any patent owners or licensees in the future, that the Company will prevail in defense of any suit charging patent infringement, or that the Company will not be required to take a license under unfavorable terms or be enjoined from manufacturing and selling its intra-urethral valved catheter incontinence device or other products.


     The Company reviewed several U.S. patents of another third party related to screw anchors with suture. These patents potentially relate to the Company's In-Fast, Straight-In and Repose systems. The Company is of the opinion, in consultation with its patent counsel, that the Company's products do not infringe on the patent rights of this third party. There can be no assurance, however, that a suit for patent infringement will not be filed by any patent owners or licensees in the future, that the Company will prevail in defense of any suit charging patent infringement, or that the Company will not be required to take a license under unfavorable terms or be enjoined from manufacturing and selling its In-Fast, Straight-ln and Repose or other products.



     In March 1998, the Company entered into a Technology Development and License Agreement with The Titan Corporation ('Titan') and TomoTherapeutics, Inc. ('TTI'), a subsidiary of Titan (the 'TTI Agreement'). Under the terms of the TTI Agreement, the Company agreed to license certain patented technology and to purchase certain tangible assets from TTI and to work initially with TTI, and subsequently on its own, to develop and market products based on the technology. Under the terms of the TTI Agreement, the Company has agreed to pay to TTI royalties based on revenues from products based on such technology. In the event certain performance milestones are not achieved by the Company or the Company fails to make one or more royalty payments to TTI, TTI may have the right to terminate the TTI Agreement, in which case all rights granted to the Company would terminate and revert to TTI. There can be no assurance that the Company will achieve any of the milestones specified in the TTI Agreement. The failure of the Company to retain the rights and benefits granted to it under the TTI Agreement could have a material adverse effect on the Company's business, financial condition and results of operations.


     RISK ASSOCIATED WITH ABILITY TO MANAGE EXPANDING OPERATIONS. In order to achieve its business objectives, the Company must continue its transition from a company primarily involved in research and development to a company which develops, manufactures, markets, and supports multiple products and services for multiple markets. These changes have placed, and are expected to continue to place, a significant strain on the Company's limited managerial, administrative and operational resources. The Company only recently has begun the process of developing the management and operational capabilities and financial and accounting systems and controls necessary for this transition. The ability of the Company to achieve its business objectives will depend in large part on its ability to build or subcontract efficient manufacturing operations, to develop its operational and sales and marketing capabilities and its financial and management information systems, to develop the management skills of its managers and supervisors, and to train, motivate and manage both its existing employees and the additional employees that will be required if the Company is to achieve its business objectives. There can be no assurance that the Company will succeed in developing all or any of these capabilities, and any failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Management.'

     DEPENDENCE ON KEY PERSONNEL. The Company's future success will likely depend to a significant extent on its executive officers and key employees, including Dr. Peter Bick, Dr. Mordechay Beyar, Oren Globerman, Ze'ev Sohn, and other technical, managerial and marketing personnel. The loss of the services of any of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. Dr. Bick has entered into an employment agreement with Influence. Each of Dr. Beyar and Mr. Globerman has entered into an agreement with the Company pursuant to which each will devote such time to the Company as is necessary for the management of the business and affairs of the Company and which include covenants not to compete with the Company in the markets for the Company's products and products under development. To date, Dr. Beyar and Mr. Globerman each have devoted in excess of forty hours per week, on average, to the Company, although they engage in other activities and have financial interests and employment positions outside of the Company. The Company does not have, and is not contemplating securing, key man life insurance on any of its executive officers or other key personnel. There can be no assurance that any of these individuals or any other key employee will not voluntarily terminate his or her employment with or service to the Company. The Company believes that its future success will also depend significantly on its ability to attract, motivate and retain additional highly skilled technical, managerial and marketing personnel. Competition for qualified personnel is intense, especially in Israel, where the Company's main manufacturing, research and development facility is located, and there can be no assurance that the Company will be successful in attracting, assimilating and retaining the personnel required to grow and operate profitably. See 'Risk Factors--Potential Conflicts of Interests,' 'Business--Employees' and 'Management.'


     POTENTIAL CONFLICTS OF INTEREST. Certain key employees of the Company also are affiliated with other companies. Oren Globerman, a founder, principal stockholder and Vice Chairman of Influence and a General Manager of Influence's Israeli subsidiary, Influence Medical Technologies Ltd. ('IMT'), is also a Co-General Manager of InStent Israel, Ltd. ('InStent'), a subsidiary of Medtronic, Inc., a medical device manufacturer. Dr. Mordechay Beyar, a founder, principal stockholder and Vice Chairman of Influence and a General Manager of IMT, is a Co-General Manager of InStent. In addition, Mr. Globerman and Dr. Beyar also control and supervise developers of medical technology which are not involved in incontinence, otolaryngology or related fields. The pursuit of these other business interests could distract them from pursuing opportunities on behalf of the Company and could lead to potential conflicts of interest related to corporate opportunities. The Company intends to have all transactions in which directors are interested parties referred to the Audit Committee of the Board of Directors. There can be no assurance, however, that all conflicts of interest will be resolved in the Company's favor. See 'Principal Stockholders' and 'Certain Transactions.'


     PRODUCT LIABILITY EXPOSURE. Medical product companies face an inherent business risk of financial exposure to product liability claims in the event that the use of their products results in personal injury. The Company's products are and will be designed with numerous safety features, but it is possible that patients' health could be adversely affected by use of the Company's products or that death or serious injury could occur. Further, in the event that any of the Company's products prove to be defective, the Company may be required to recall and redesign such products. Market clearance or approval of the Company's products by the FDA will not shield the Company from product liability exposure. Although the Company has not experienced any material losses to date due to product liability claims, there can be no assurance that it will not experience such losses in the future. The Company maintains liability insurance. However, there can be no assurance that such coverage will continue to be available on terms acceptable to the Company or that such coverage will be adequate for liabilities actually incurred, and the Company anticipates that it will review such coverage from time to time. In the event the Company is found liable for damages in excess of the limits of its insurance coverage, or if any claim or product recall results in significant adverse publicity against the Company, the Company's business, financial condition and results of operations could be materially and adversely affected. See 'Business--Product Liability and Warranties.'

     UNCERTAINTY OF FUTURE CAPITAL REQUIREMENTS. The Company's capital requirements will depend on numerous factors. These include the completion of development of the Company's products, progress and costs of clinical trials, the timing and costs of various U.S. and foreign regulatory filings, the timing and receipt or denial of various U.S. and foreign governmental approvals or clearances, the costs involved in preparing, filing, presenting, maintaining and enforcing patent claims, the timing and extent to which the Company's products gain market acceptance, the timing and costs of product introduction, the costs of maintaining and developing marketing and distribution capabilities, and the technological advances of competitors. The timing and amount of such capital requirements cannot accurately be predicted. Consequently, there can be no assurance that the Company will not require additional funding or that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital
Resources.'

     PRINCIPAL SUBSIDIARY'S LOCATION IN ISRAEL. The Company's product development and production facility is located in the State of Israel, and the Company is directly affected by the political, economic and military conditions to which that country is subject. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's business, financial condition and results of operations.

     Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott initiated by Arab countries since Israel's establishment. Although Israel has entered into certain agreements with Egypt, Jordan and the Palestinian National Authority, and certain aspects of the Arab boycott have been relaxed, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the nature of any such resolution.

     Many of the Company's officers and employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. The Company has operated effectively under these requirements to date. No prediction can be made as to the effect on the Company of any expansion of these obligations.

     The Company's manufacturing facility in Israel has been granted Approved Enterprise status and will receive certain tax benefits under Israeli law, subject to compliance with the conditions of such grant. If such income tax benefits are terminated or reduced substantially, there could be a material adverse effect on the Company's business, financial condition and results of operations. See 'Israeli Taxation and Investment Programs.'

     RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS. The Company expects that revenues from customers outside the United States will account for a substantial portion of its revenues for the foreseeable future. International sales are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates could affect product demand; and intellectual property in foreign countries may be more difficult to protect. Further, regional or national economic conditions, such as the recent weakness in Asian markets, may adversely affect the Company's business, financial condition and results of operations. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations. In addition, fluctuations in exchange rates may render the Company's products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which the Company sells its products. To date, the Company has not engaged in exchange rate hedging activities to minimize the risks of such fluctuations. The Company may seek to implement hedging techniques in the future with respect to its foreign currency transactions. There can be no assurance, however, that the Company will be successful in such hedging activities, or that such hedging activities will not have a material adverse effect on the Company's business, financial condition and results of operations.

     IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS. A portion of the Company's expenses are incurred and are expected to be incurred in New Israeli Shekels ('NIS') while most of the Company's sales are and will be in U.S. dollars and other currencies. To the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to such other currencies or if the timing of such devaluation lags behind inflation in Israel, there will be an adverse effect on the Company's results of operations. In the past several years, the inflation rate in Israel has generally exceeded the rate of devaluation of the NIS against the U.S. dollar. Further, regional or national economic conditions, such as the recent weakness in Asian markets, may adversely affect the Company's business, financial condition and results of operations. The Company may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or other currencies against the NIS; however, no assurance can be given that such measures will adequately protect the Company from material adverse effects arising from the impact of inflation in Israel or fluctuations in the value of the NIS. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Israeli Taxation and Investment Programs.'


     CONCENTRATION OF OWNERSHIP. Upon completion of the Offering, the officers, directors, and principal stockholders of the Company, as a group, will beneficially own approximately 54.29% of the outstanding shares of Common Stock (52.74% if the Underwriters' over-allotment option is exercised in full). As a result, until there is a substantial decrease in the percentage of the outstanding shares of Common Stock held by such principal stockholders, such principal stockholders, should they choose to act in concert, will be in a position to control the Company, elect all the members of the Board of Directors, approve all other matters requiring shareholder approval, generally direct the affairs of the Company and prevent a change in control of the Company. See 'Management' and 'Principal Stockholders.'



     SHARES ELIGIBLE FOR FUTURE SALE. Upon the completion of the Offering, the Company will have a total of 8,414,131 shares of Common Stock outstanding (8,669,131 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 1,700,000 shares of Common Stock offered hereby (1,955,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or registration under the Securities Act by persons other than 'affiliates' of the Company, as defined under the Securities Act. The remaining shares of Common Stock outstanding will be 'restricted securities' as that term is defined by Rule 144 as promulgated under the Securities Act.


     Under Rule 144 (and subject to the conditions thereof, including volume limitations), 6,130,798 of the restricted shares will become eligible for sale after the Offering. However, 5,891,225 of such restricted shares are also subject to lock-up restrictions as described below. The Company, its officers and directors and certain beneficial owners of the Company's Common Stock and holders of options to purchase Common Stock have agreed that they will not, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any other securities convertible into, or exercisable or exchangeable for, shares of Common Stock or other similar securities of the Company, currently beneficially owned or hereafter acquired by such holders, for a period of 180 days following the date of this Prospectus. After such 180-day period, this restriction will expire and all the restricted shares will become eligible for sale, subject to the limitations under Rule 144. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares subject to such lock-up agreements.


     Prior to the Offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of additional shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.


     In addition, the Company has granted certain registration rights to Medtronic, Inc. ('Medtronic') which require the Company, upon the request of Medtronic, at any time beginning six months following the completion of the Offering, to prepare and file under the Securities Act a registration statement covering a proposed offer and sale of Medtronic's 333,164 shares of Common Stock. The Company has granted JJDC similar rights with respect to the 583,333 shares of Common Stock to be issued upon conversion of the J&J Note. See 'Shares Eligible for Future Sale.'


     ABSENCE OF PRIOR MARKET FOR SHARES; POSSIBLE VOLATILITY OF STOCK
PRICE. Prior to the Offering, there has been no public trading market for the shares of Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the Offering. The stock market has from time to time experienced extreme price and volume fluctuations which often have been unrelated to the operating performance of particular companies. Moreover, especially with the current uncertainty about health care policy, reimbursement and coverage in the United States, there has recently been significant volatility in the market price and trading volume of securities of medical device and other health care companies unrelated to the performance of such companies. Announcements of technological or medical innovations or new commercial products by the Company or its competitors, developments or disputes concerning intellectual property rights, changes in governmental regulation or the status of the Company's regulatory clearances approvals or applications, changes in earnings, changes in health care policies and practices, economic and other external factors, political, economic and other developments in the State of Israel, fluctuations in financial results of the Company, which may be particularly pronounced during the introduction of new products, and comments by financial analysts may have a significant impact on the market price and marketability of the Shares. Fluctuations or decreases in the trading price of the Shares may adversely affect the liquidity of the trading market for the Shares and, in the event that the Company seeks to raise capital through future equity financing, the Company's ability to raise such equity capital. The initial public offering price of the Shares in the Offering will be determined by negotiations among the Company and the Representatives (as defined herein) of the Underwriters based on several factors and may not be indicative of prices that will prevail in the open market. See 'Risk Factors--Limited Operating History; History of Losses Expected to Continue' and 'Underwriting.'


     YEAR 2000. Certain computer software that identifies dates by the last two digits of the year (rather than using the full four digits) may malfunction with respect to dates on or after January 1, 2000. The Company depends on its computer systems and the computer systems of third parties to conduct and manage the

Company's business. The failure of the Company's systems or the systems of its vendors and customers to be Year 2000 ready may have a material adverse effect on the Company's business, results of operations and financial position.

     The Company has not yet assessed its exposure to the Year 2000 issue as it relates to third parties and the Company has not yet initiated efforts to assess which internal systems are Year 2000 ready. The Company plans to contact suppliers, customers and other third parties to assess the Year 2000 readiness of third party systems that may affect the Company. The Company believes that costs to upgrade its internal systems to be Year 2000 ready will not be material to the financial position or results of operations of the Company.


     IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of the shares of Common Stock in the Offering will experience an immediate and substantial dilution of approximately $8.82 per share (based upon an assumed initial public offering price of $12.00 per share.) The pro forma net tangible book value of the shares outstanding subsequent to the Offering will be substantially less than the per share initial public offering price of the shares of Common Stock. Such investors will suffer additional dilution upon exercise of outstanding options. See 'Dilution.'



     ABSENCE OF DIVIDENDS. Influence has not declared or paid any cash dividends on its shares of Common Stock and does not presently anticipate declaring or paying any cash dividends on such shares of Common Stock in the foreseeable future. Since the Company's Israeli subsidiary will generate most of the operating revenues of the Company, Influence will be dependent upon the dividend distributions it receives from its Israeli subsidiary as a source for any payment of cash dividends to Influence shareholders. The Company's Israeli subsidiary may pay cash dividends in any fiscal year only out of 'profits,' as determined for Israeli statutory purposes. In addition, dividends paid by the Company's Israeli subsidiary will be subject to Israeli withholding tax. As a result, the ability of Influence to pay dividends to stockholders may be limited. Moreover, the Company's manufacturing facility in Israel has been deemed an 'Approved Enterprise' and will receive certain benefits under Israeli law. The payment of dividends by the Company's Israeli subsidiary out of the income derived from revenues from the Approved Enterprise until two years after the first year in which such subsidiary has taxable income would subject the Company to certain Israeli taxes to which it would not otherwise be subject. The Company's ability to pay dividends may thus be further limited. See 'Dividend Policy' and 'Israeli Taxation and Investment Programs.'


     SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS. Influence's principal subsidiary is incorporated in Israel, certain of its officers and directors are non-residents of the United States, and a substantial portion of the assets of such persons and the Company are located outside the United States. It may be difficult for investors to (i) effect service of process against certain of the Company's officers and directors who reside outside the United States, or (ii) enforce, in United States courts, judgments against such officers and directors who may be deemed to be underwriters, which are obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. In addition, the Company understands that there is doubt as to whether the courts of Israel would enforce, in original actions brought in such courts, civil liabilities against the Company or such persons predicated solely upon the federal securities laws of the United States. The Company understands that Israeli courts may enforce a foreign (including United States) final executory judgment for liquidated damages in a civil suit, obtained after due trial before a court of competent jurisdiction (as determined under Israeli law), provided that (i) the courts of such jurisdiction would enforce similar Israeli judgments, (ii) due service of process with respect to the Israeli enforcement action has been effected upon the party against whom the foreign judgment is to be enforced, (iii) such judgment or its enforceability is not contrary to the law, public policy, security or sovereignty of the State of Israel, (iv) such judgment was not obtained by fraud and does not conflict with any other such judgment in the same matter between the same parties, and (v) an action between the same parties with regard to the same subject matter was not pending in any court or tribunal in Israel at the time the original lawsuit was instituted in the foreign court. Foreign judgments enforced by Israeli courts will generally be payable in Israeli currency. Under current Israeli regulations, such a judgment may also be paid in foreign currency, or the judgment creditor may convert the Israeli currency into foreign currency and transfer out of Israel proceeds of a foreign judgment enforced in Israel. Judgment creditors bear the risk of unfavorable exchange rates.

                                  THE COMPANY

     Influence, Inc. was incorporated in Delaware on November 9, 1994, and Influence Medical Technologies, Ltd. ('IMT'), its Israeli subsidiary, was formed on November 22, 1994. Influence Medical Technologies GmbH, a German subsidiary of IMT, was organized on November 7, 1996. The Company's U.S. corporate headquarters are located at 71 Stevenson Street, Suite 1120, San Francisco, California 94105; the telephone number is (415) 546-7700. The Company's research and development facilities, Israeli headquarters and manufacturing facilities are located in Hertzliya, Israel.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $18.4 million (approximately $21.2 million if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $12.00 per share, and after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company.



     The Company intends to use approximately $10.0 million of such net proceeds for sales and marketing activities, and $5.0 million for additional research and product development, including conducting clinical trials and obtaining regulatory approvals and the remainder for working capital and capital expenditures, primarily to develop the Company's manufacturing facility, and general corporate purposes. The Company may also use a portion of such net proceeds to finance potential acquisitions of businesses, products or technology. As of the date of this Prospectus, the Company has no current plans or commitments regarding any such acquisitions, and no acquisitions are currently under negotiation. Pending use of the proceeds from the Offering as described above, the Company intends to invest the proceeds primarily in United States government obligations or other investment-grade, interest-bearing investments.


     The Company believes that the net proceeds of the Offering, together with its existing capital resources and interest income, will be sufficient to fund its operating expenses and capital requirements as currently planned through at least 1999. There can be no assurance, however, that such funds will be sufficient to fund its operating expenses and capital requirements during such period. The Company's actual cash requirements may vary materially from those now planned and will depend upon numerous factors. These factors include the completion of development of the Company's products, progress and costs of clinical trials, the timing and costs of various U.S. and foreign regulatory filings, the timing and receipt or denial of various U.S. and foreign governmental approvals and clearances, the costs involved in preparing, filing, presenting, maintaining and enforcing patent claims, the timing and extent to which the Company's products gain market acceptance, the timing and costs of product introduction, the costs of maintaining and developing marketing and distribution capabilities and the technological advances of competitors. See 'Risk Factors--Uncertainty of Future Capital Requirements.'

                                DIVIDEND POLICY


     Influence has never declared or paid cash dividends and does not presently intend to declare or pay cash dividends in the foreseeable future. Influence intends to retain its earnings to finance the development of its business. Any future dividend policy will be determined by Influence's Board of Directors (the 'Board') based upon conditions then existing, including the Company's earnings, financial condition, tax position and capital requirements as well as such economic and other conditions as the Board may deem relevant. Since the Company's Israeli subsidiary will generate most of the operating revenues of the Company, Influence will be dependent upon the dividend distributions it receives from its Israeli subsidiary as a source for any payment of cash dividends to Influence shareholders. The Company's Israeli subsidiary may pay cash dividends in any fiscal year only out of 'profits,' as determined for Israeli statutory purposes. In addition, dividends paid by the Company's Israeli subsidiary will be subject to Israeli withholding tax. As a result, the ability of Influence to pay dividends to its stockholders may be limited. Moreover, the Company's manufacturing facility in Israel has been deemed an Approved Enterprise and will receive certain benefits under Israeli law. The payment of dividends by the Company's Israeli subsidiary out of the income derived from the Approved Enterprise would subject the Company to certain Israeli taxes to which it would not otherwise be subject. The Company's ability to pay dividends may thus be further limited. See 'Israeli Taxation and Investment Programs.'

                                 CAPITALIZATION


     The following table sets forth as of June 30, 1998, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company to give effect to (1) the automatic conversion of each outstanding share of the Company's Series A Convertible Preferred Stock into 1.24 shares of Common Stock immediately prior to the closing of the Offering, (2) the issuance and automatic conversion of the J&J Note into 583,333 shares of Common Stock upon the closing of the Offering, and (3) a 1-for-1.26 reverse stock split of the shares of the Company's Common Stock effective immediately prior to the closing of the Offering and (iii) the pro forma capitalization as adjusted to give effect to the receipt of the estimated net proceeds from the sale of the shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                                     JUNE 30, 1998
                                                                       -----------------------------------------
                                                                         ACTUAL        PRO FORMA     AS ADJUSTED
                                                                       -----------    -----------    -----------
Note payable........................................................   $ 1,017,000    $        --    $        --
                                                                       -----------    -----------    -----------
Stockholders' equity(1):
  Series A Convertible Preferred Stock, $0.01 par value; 750,000 shares authorized; 713,000 shares issued and outstanding
     actual; none outstanding pro forma and as adjusted.............         7,000             --             --
  Common Stock, $0.001 par value; 23,809,524 shares authorized;
     5,248,070 shares issued and outstanding actual; 6,714,131
     shares issued and outstanding pro forma and 8,414,131 shares
     issued and outstanding as adjusted.............................         4,000          5,000          7,000
  Additional paid-in capital........................................    27,531,000     34,554,000     52,924,000
  Deferred compensation.............................................      (758,000)      (758,000)      (758,000)
  Accumulated deficit...............................................   (25,393,000)   (25,393,000)   (25,393,000)
                                                                       -----------    -----------    -----------
       Total stockholders' equity...................................     1,391,000      8,408,000     26,780,000
                                                                       -----------    -----------    -----------
       Total capitalization.........................................   $ 2,408,000    $ 8,408,000    $26,780,000
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------


------------------

(1) Excludes as of June 30, 1998 (i) 1,181,066 shares issuable upon exercise of options outstanding under the Company's 1995 and 1998 Stock Option Plans at a weighted average exercise price of $5.60 per share, and (ii) 367,245 shares reserved for future issuances of stock options. See
    'Management--Stock Option Plans.'

                                    DILUTION


     Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the consolidated pro forma net tangible book value of the Common Stock from the estimated initial public offering price. The consolidated pro forma net tangible book value of the Company as of June 30, 1998 was $8.4 million, or approximately $1.25 per share. 'Consolidated pro forma net tangible book value per share' represents the amount of (i) total consolidated tangible assets, less total consolidated liabilities, divided by
(ii) the number of shares outstanding on such date, including the conversion of all shares of Series A Convertible Preferred Stock and 583,333 shares of Common Stock issuable upon conversion of the J&J Note at the completion of the Offering at the assumed offering price of $12.00 per share. After giving effect to the sale of shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and after deducting the underwriting discounts and commissions and estimated Offering expenses, the consolidated pro forma net tangible book value of the Company as of June 30, 1998 would have been $26.8 million, or approximately $3.18 per share. This represents an immediate increase in consolidated pro forma net tangible book value of approximately $1.93 per share to existing shareholders and an immediate and substantial dilution of approximately $8.82 per share to new investors. The following table illustrates this per share dilution:



  Assumed initial public offering price.........................................................             $   12.00
     Pro forma net tangible book value..........................................................  $    1.25
     Increase attributable to new investors.....................................................       1.93
                                                                                                  ---------
  Pro forma net tangible book value after the Offering..........................................                  3.18
                                                                                                             ---------
  Dilution to new investors.....................................................................             $    8.82
                                                                                                             ---------
                                                                                                             ---------



     The following table summarizes on a pro forma basis as of June 30, 1998, the number of shares purchased from the Company, the total cash consideration paid and the average price per share paid by existing stockholders and to be paid by purchasers of the shares of Common Stock offered hereby at an assumed initial public offering price of $12.00, before deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company.



                                                         SHARES PURCHASED       TOTAL CONSIDERATION
                                                       --------------------    ----------------------    AVERAGE PRICE
                                                        NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                                       ---------    -------    -----------    -------    -------------
Existing stockholders...............................   6,714,131       80%     $38,403,000       65%        $  5.72
New investors.......................................   1,700,000       20%      20,400,000       35%          12.00
                                                       ---------    -------    -----------    -------
  Total.............................................   8,414,131      100%     $58,803,000      100%        $  6.99
                                                       ---------    -------    -----------    -------
                                                       ---------    -------    -----------    -------



     The foregoing tables assume (i) the conversion of all shares of Series A Convertible Preferred Stock into Common Stock prior to closing of the Offering,
(ii) the conversion of the J&J Note into Common Stock upon the closing of the Offering, (iii) no exercise of the Underwriters' over-allotment option, (iv) a 1-for-1.26 reverse stock split of the shares of the Company's Common Stock, which will become effective immediately prior to the completion of the Offering and (v) no exercise of any outstanding stock options. As of the date hereof, there were outstanding options to purchase an aggregate of 1,181,066 shares of Common Stock at a weighted average exercise price of $5.60 per share. To the extent such outstanding options are exercised, there will be further dilution to new investors. See 'Management--Stock Option Plans'.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data as of December 31, 1996 and 1997 and for the years ended December 31, 1995, 1996 and 1997 have been derived from the Consolidated Financial Statements of the Company as set forth elsewhere in this Prospectus that have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected consolidated financial data as of December 31, 1994 and 1995 and for the period from inception (November 9, 1994) through December 31, 1994 are derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of June 30, 1998 and for the six months ended June 30, 1997 and 1998 have been derived from unaudited consolidated financial statements of the Company as set forth elsewhere in this Prospectus, which, in management's opinion, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. The financial data set forth below should be read in conjunction with the Consolidated Financial Statements, related Notes and other financial information contained in this Prospectus.



                                         PERIOD FROM
                                          INCEPTION                                              SIX MONTHS ENDED
                                      (NOVEMBER 9, 1994)       YEAR ENDED DECEMBER 31,               JUNE 30,
                                              TO            ------------------------------    ----------------------
                                      DECEMBER 31, 1994      1995       1996        1997        1997         1998
                                      ------------------    -------    -------    --------    ---------    ---------
                                                          (In thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales............................       $   --          $    --    $    --    $  1,114    $     154    $   1,873
Cost of goods sold...................           --               --         --       2,765          768        1,293
                                            ------          -------    -------    --------    ---------    ---------
Gross margin.........................           --               --         --      (1,651)        (614)         580
                                            ------          -------    -------    --------    ---------    ---------
Operating expenses:
  Research and development...........          300            1,250      3,219       3,155        1,250        1,913
  Sales and marketing................           --               --        667       3,837        1,897        3,994
  General and administrative.........           --              459      1,769       2,073          669        1,469
                                            ------          -------    -------    --------    ---------    ---------
     Total operating expenses........          300            1,709      5,655       9,065        3,816        7,376
                                            ------          -------    -------    --------    ---------    ---------
Operating loss.......................         (300)          (1,709)    (5,655)    (10,716)      (4,430)      (6,796)
Interest income......................           --               12        236         604          368           69
Interest expense.....................           --               --       (354)       (738)        (773)         (46)
                                            ------          -------    -------    --------    ---------    ---------
Net loss.............................       $ (300)         $(1,697)   $(5,773)   $(10,850)   $  (4,835)   $  (6,773)
                                            ------          -------    -------    --------    ---------    ---------
                                            ------          -------    -------    --------    ---------    ---------
Basic and diluted net loss per
  share(1)...........................                       $ (0.34)   $ (1.16)   $  (2.10)   $   (0.98)   $   (1.29)
                                                            -------    -------    --------    ---------    ---------
                                                            -------    -------    --------    ---------    ---------
Shares used in computing basic and
  diluted net loss per share(1)......                         4,977      4,983       5,173        4,939        5,248
                                                            -------    -------    --------    ---------    ---------
                                                            -------    -------    --------    ---------    ---------
PRO FORMA DATA:(1)
Pro forma basic and diluted net loss
  per share..........................                                             $  (1.79)                $   (1.09)
                                                                                  --------                 ---------
                                                                                  --------                 ---------
Shares used in computing pro forma
  basic and diluted net loss per
  share..............................                                                6,055                     6,216
                                                                                  --------                 ---------
                                                                                  --------                 ---------



                                                                             DECEMBER 31,
                                                                ---------------------------------------    JUNE 30,
                                                                 1994      1995       1996       1997        1998
                                                                ------    -------    -------    -------    --------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments............   $   --    $ 1,375    $16,849    $ 5,196    $  1,022
Working capital..............................................     (296)     1,012     16,124      5,621       1,207
Total assets.................................................       --      1,627     17,957      8,721       4,788
Accumulated deficit..........................................     (300)    (1,997)    (7,770)   (18,620)    (25,393)
Stockholders' equity (deficit)...............................     (296)     1,147     (3,336)     6,873       1,391


------------------
(1) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of basic and diluted net loss per share data and pro forma basic and diluted net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains certain forward-looking statements that reflect the Company's plans, estimates and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Prospectus, particularly in 'Risk Factors.' The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto which appear elsewhere in this Prospectus.

OVERVIEW

     The Company is a medical device manufacturer primarily engaged in the design, development and commercialization of minimally invasive, cost-effective products, and is organized into three divisions: urology/gynecology, otolaryngology, and cancer radiotherapy. The Company's products and products under development include remote-controlled intra-urethral valved catheter systems, proprietary surgical tools and equipment for performing minimally invasive surgery, diagnostic tools, and an interstitial radiotherapy system for the treatment of cancerous tumors.


     Since inception, the Company has derived minimal revenues from product sales, and had an accumulated deficit through June 30, 1998 of $25.4 million, mainly arising from research and development expenditures, product launch costs and sales and marketing expenses. Influence expects to continue to incur significant and increasing operating losses through at least 1999 as the Company continues to complete product development, conduct clinical trials and seek regulatory approvals for its products. In addition, the Company anticipates incurring significant expenses for marketing and sales efforts in contemplation of future product introductions and market development, and increasing administrative expenses to support the growth of the Company.



     In 1997, the Company commenced manufacturing activities and initial sales and for its In-Tac and In-Fast surgical systems and for In-Flow. In-Tac and In-Fast received FDA clearance for marketing in the United States in 1997, and distribution of both products has commenced in the United States and certain European countries. Distribution of In-Flow has commenced in Europe, but has not received FDA clearance for marketing in the United States. The Company does not anticipate FDA approval of In-Flow for commercialization in the United States before 2000. In 1998, the Company commenced distribution of the Repose-Tongue surgical system in the United States and certain European countries. Through the first half of 1997 the Company was in the development stage. Many of the Company's products are still under development. Several products are expected to be launched in 1998, including the FDA-cleared Straight-In surgical system and the Ramus Male Sling. The Repose-Hyoid is expected to be launched in the first half of 1999. The Company's other proposed products will require significant additional research, development, testing and regulatory clearances or approvals prior to commercialization. There can be no assurance that any of the Company's proposed products will receive requisite regulatory approvals or clearances, demonstrate substantial therapeutic benefit, be commercialized on a timely basis or be accepted by the marketplace. See Note 9 of Notes to Consolidated Financial Statements for financial information by geographic area.



     On August 17, 1998, Indigo and the Company signed a distribution agreement pursuant to which Indigo will become the Company's exclusive distributor outside the United States of the Company's current and future products, subject to certain exceptions, in the fields of urology and gynecology and its radiotherapy product under development. In connection with the distribution agreement, the Company and Johnson & Johnson Development Corporation ('JJDC'), a subsidiary of J&J, entered into an investment agreement. The investment agreement provides, in addition to the $1 million note entered into in May 1998, that JJDC invest an additional $6 million in the Company. In exchange for the $6 million cash investment and the outstanding $1 million note, the Company issued a $7 million covertible note (the "J&J Note"). The J&J Note is automatically convertible into Common Stock upon completion of the Offering at a conversion price equal to the initial public offering price of the Shares offered hereby.


RESULT OF OPERATIONS


Six Months Ended June 30, 1998, Compared to Six Months Ended June 30, 1997



     Net Sales. Net sales increased $1.7 million from $154,000 for the six months ended June 30, 1997 to $1.9 million for the six months ended June 30, 1998. Substantially all the Company's sales during 1997 related to In-Tac and In-Flow, the majority of which were to customers outside the U.S., primarily in Europe. Sales reflect increased unit sales of In-Tac, In-Flow, and the introduction of the In-Fast, Repose and Sling products. For the six months ended June 30, 1998, 34% of total net sales were outside the United States, of which 84% were to Europe. The Company anticipates that sales for the second half of 1998 may experience an interruption in growth due to the transition of distribution outside the United States to Indigo.



     Cost of Goods Sold. Cost of goods sold includes direct labor, direct material and overhead. Cost of goods sold increased $525,000, from $768,000 for the six months ended June 30, 1997 to $1.3 million for the six months ended June 30, 1998 primarily because of increased sales volume. Gross margin turned positive during the six months ended June 30, 1998 as a result of increased manufacturing volume and absorption of fixed costs, improved manufacturing processes and sales of higher margin products. The Company anticipates that gross margins will increase as a percentage of net sales in the future as the volume of products manufactured increases.



     Research and Development. Research and development expense includes salaries, expenses for outside services, supplies, human clinical trial costs and amortization of capital equipment. Research and development expense increased $663,000, from $1.3 million for the six months ended June 30, 1997 to $1.9 million for the six months ended June 30, 1998. The increase was due primarily to U.S. clinical costs. An IDE approved clinical trial for the In-Flow product is in progress and the Company expects to make a PMA submission for this product during 1999. Clinical costs were also incurred during 1998 for a study for the ENT product. The Company expects to continue to incur significant research and development and clinical costs during future periods.



     Sales and Marketing. Sales and marketing expense includes salaries, commissions, expenses for outside services related to marketing programs, marketing materials and travel expenses. Sales and marketing expenses increased $2.1 million from $1.9 million for the six months ended June 30, 1997 to $4.0 million for the six months ended June 30, 1998. The increase was due primarily to the hiring of additional sales and marketing personnel and increased sales and marketing programs during the period. The six months ended June 30, 1998 also includes $997,000 of noncash compensation expense relating to the granting of compensatory stock options to employees and consultants. The Company expects that selling and marketing expenses will increase during future periods.



     General and Administrative. General and administrative expense includes compensation, benefits and expenses for outside services. General and administrative expense increased $800,000, from $669,000 for the six months ended June 30, 1997 to $1.5 million for the six months ended June 30, 1998. The increase reflects the hiring of additional administrative personnel and increased general and administrative expenditures to support the Company's growing operations. The six months ended June 30, 1998 also includes $212,000 of noncash compensation expense related to the granting of compensatory stock options to employees.



     Interest Income. Interest income reflects income from investments of cash balances and marketable securities. The decrease in interest income is attributable to lower cash and investment balances.



     Interest Expense. Interest expense is primarily composed of interest on a convertible debenture with Medtronic, Inc. ('Medtronic'). The decrease in interest expense is attributable to the conversion of the convertible debenture in June 1997.


Year Ended December 31, 1997, Compared to the Year Ended December 31, 1996


     Net Sales. Net sales of $1.1 million for the year ended December 31, 1997, were attributable to the product sales of In-Tac, In-Flow and In-Fast. In 1997, 61% of net sales were to customers outside the United States, primarily in Europe. There were no sales for the year ended December 31, 1996.


     Cost of Goods Sold. Cost of goods sold was $2.8 million for the year ended December 31, 1997 due to the high costs associated with start-up manufacturing and manufacturing small product volumes. There were no sales or related cost of goods sold for the year ended December 31, 1996.

     Research and Development. Research and development activity and expenses associated with product development and related manufacturing processes were fairly consistent for 1997 and 1996. The 1997 costs reflect increased regulatory activity in the United States associated with human clinical trials. Research and development expenses in 1996 include $653,000 of noncash compensation expense resulting from grants of stock options to consultants.


     Sales and Marketing. Sales and marketing expense increased $3.2 million, from $667,000 for the year ended December 31, 1996 to $3.8 million for the year ended December 31, 1997. The increase reflects the hiring of additional sales personnel and increased marketing activities. The expense in 1996 was attributable to initial marketing activities, the hiring of the first direct sales personnel and $184,000 of noncash compensation expense resulting from grants of stock options to potential distributors outside the United States.

     General and Administrative. General and administrative expense increased $305,000, from $1.8 million for the year ended December 31, 1996 to $2.1 million for the year ended December 31, 1997. The increase was attributable primarily to hiring additional personnel, office relocation and support of increased operational activity. The expenses in 1996 were attributable primarily to hiring executive officers, establishing an office in San Francisco and $327,000 of noncash compensation expense from grants of stock options to employees. The 1997 expenses includes $350,000 in costs related to a planned initial public offering which was indefinitely postponed. The 1996 expenses includes $450,000 in costs related to a planned initial public offering which was withdrawn.


     Interest Income. Interest income increased $368,000, from $236,000 for the year ended December 31, 1996 to $604,000 for the year ended December 31, 1997 primarily as a result of higher cash balances attributed to cash proceeds from the Medtronic convertible debenture.

     Interest Expense. Interest expense increased $384,000, from $354,000, for the year ended December 31, 1996 to $738,000 for the year ended December 31, 1997. Both periods reflect interest expense from loan balances outstanding during the year.

Year Ended December 31, 1996, Compared to the Year Ended December 31, 1995

     Research and Development. Research and development expense increased from $1.3 million for the year ended December 31, 1995, to $3.2 million, for the year ended December 31, 1996. The increase was due to higher product development activity primarily for In-Tac, In-Fast and In-Flow, increased regulatory activity both in the United States and Europe, and expenses associated with the development of manufacturing processes. Also included in 1996 was $653,000 of noncash compensation expense resulting from grants of stock options to consultants.


     Sales and Marketing. Sales and marketing expense increased from zero for the year ended December 31, 1995 to $667,000, for the year ended December 31, 1996. The expense in 1996 was attributable to initial marketing activities for In-Tac and In-Flow and the hiring of the first direct sales personnel in the United States and Europe. Also included in 1996 was $184,000 of noncash compensation expense resulting from the grants of stock options to potential distributors.


     General and Administrative. General and administrative expense increased from $459,000 for the year ended December 31, 1995 to $1.8 million for the year ended December 31, 1996. The increase was attributable primarily to hiring executive officers, establishing an office in San Francisco, and expenses of approximately $450,000 relating to preparations for an initial public offering in 1996. Also included in 1996 was $327,000 of noncash compensation expense resulting from grants of stock options to employees.

     Interest Income. Interest income increased $224,000, from $12,000 for the year ended December 31, 1995 to $236,000 for the year ended December 31, 1996, because of high cash balances attributed to cash proceeds from the Medtronic convertible debenture.

     Interest Expense. Interest expense increased to $354,000 for the year ended December 31, 1996 because of higher loan balances.

LIQUIDITY AND CAPITAL RESOURCES



     The Company has financed its operations to date principally through a private placement of the Company's Series A Convertible Preferred Stock, the issuance of shareholder promissory notes, and a convertible debenture issued to Medtronic. During 1995, the Company raised approximately $3.6 million through the issuance of Series A Convertible Preferred Stock. During 1996, a shareholder of the Company loaned the Company an aggregate of $3.0 million. In December 1996, the Company repaid such debt plus interest thereon. In December 1996, the Company received $20 million from Medtronic in exchange for a convertible debenture bearing interest at the prime rate, which subsequently automatically converted into 333,164 shares of Common Stock of the Company. In May 1998, JJDC advanced $1.0 million to the Company in connection with the execution of a letter of intent, subject to negotiation of definitive agreements relating to the proposed exclusive distribution of certain of the Company's products outside the United States. In August 1998, upon the consumation of a distribution agreement with Indigo the Company entered into an investment agreement with JJDC. The investment agreement provides, in addition to the $1 million note entered into in May 1998, that JJDC invest an additional $6 million in the Company. In exchange for the $6 million cash investment and the outstanding $1 million note, the Company issued a $7 million convertible note (the "J&J Note"). Cash used to fund operations since inception was approximately $21.6 million and the Company's capital expenditures through June 30, 1998 have aggregated approximately $1.6 million. At June 30, 1998, the Company had cash, cash equivalents and short-term investments of approximately $1.0 million.

     From inception through June 30, 1998, the Company has an accumulated deficit of $25.4 million. The Company expects to continue to incur significant additional losses and expects cumulative losses to increase significantly as the Company continues to expand its research and development, clinical trials and marketing efforts. The Company anticipates that the proceeds of the Offering and interest thereon, together with existing cash, cash equivalents and short-term investments, will be sufficient to fund its operations, including increased working capital expenditures, through 1999.





     In June 1998, the Company entered into a $6 million revolving line of credit agreement (the 'Line of Credit') with a bank. Amounts drawn under the Line of Credit are guaranteed by a shareholder, who is also a member of the Board of Directors. Advances under the Line of Credit bear interest at 1% above the London Interbank Offer Rate ('LIBOR'). The Line of Credit expires on June 30, 1999.


     In September 1995, the Company repurchased and retired 148,571 shares of Common Stock from three founders of the Company for $600,000 in cash. The repurchase price was based on the estimated fair value of the shares on the repurchase date as determined by the Board of Directors.


     Future liquidity and capital requirements of the Company will depend upon a number of factors. These include the completion of development of the Company's products, progress and costs of clinical trials, the timing and costs of various U.S. and foreign regulatory filings, the timing and receipt or denial of various U.S. and foreign governmental approvals or clearances, the costs involved in preparing, filing, presenting, maintaining and enforcing patent claims, the timing and extent to which the Company's products gain market acceptance, the timing and costs of products introduction, the costs of developing marketing and distribution capabilities, and the technological advances of competitors. The Company has a remaining commitment to invest approximately $0.5 million by the end of December 1998 in equipment and facility improvements at the Company's new manufacturing facility in Israel in connection with the maintenance of IMT's Approved Enterprise status. The Company may be required to seek additional funds through debt or equity financing, arrangements with corporate partners or from other sources. Issuance of additional equity securities could result in substantial dilution in ownership and control to the then existing shareholders. There can be no assurance that any such funds will be available on terms acceptable to the Company, or at all.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS


     Although the U.S. dollar is the Company's functional currency, a significant portion of the Company's employment related expenses is incurred in New Israeli Shekels ('NIS'). The dollar cost of the Company's operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the New Israeli Shekel ('NIS') in relation to the dollar. The Company's dollar costs will increase if this 'gap' widens and the devaluation rate fails to keep pace with the rate of inflation in Israel, and, conversely, the Company may benefit if the rate at which Israeli currency devalues against the dollar exceeds the rate of inflation in Israel. For the years ended December 31, 1995, 1996 and 1997, and the six months ended June 30, 1998, the annual inflation rate in Israel as adjusted for devaluation of the Israeli currency in relation to the dollar (calculated by dividing the annual inflation rate in Israel by the annual rate of the devaluation of Israeli currency against the dollar) was 4.1%, 6.7%, (1.7)% and (1.4)%, respectively. As a result, the Company experienced increases in the dollar costs of operations in Israel in 1995 and 1996 and a decrease in the dollar cost of operations in Israel in 1997. The increase in the dollar cost of the Company's operations in Israel relates primarily to the cost of salaries in Israel, which are paid, and constitute a substantial portion of the Company's expenses in NIS. These expenses constituted approximately 18%, 15% and 16% of the total expenses of the Company for 1995, 1996 and 1997, respectively. There can be no assurance that the Company will not be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.


     In addition, the Company receives a portion of its European net sales in European currencies, principally Deutschemarks ('DM'). Expenses in DM and other European currencies are substantially higher than revenues. There can be no assurance that the Company will not be materially adversely affected by fluctuations in the exchange rate of the dollar against the DM.

INCOME AND OTHER TAXES

     The Company anticipates that most of its future revenues and profits, if any, will be earned by the Company's Israeli subsidiary, IMT, which holds most of the rights to utilize commercially the Company's core technologies. As of December 31, 1997, IMT had net operating loss carryforwards and other future tax deductions for Israeli tax purposes of approximately $13 million and $2.7 million, respectively. See 'Israeli Taxation and Investment Programs' and Note 5 of Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus. IMT has received 'Approved Enterprise' status under the Law for Encouragement of Capital Investments, 1959 for its current Israeli facility. Undistributed income derived from the Company's Approved Enterprise will be tax exempt for a maximum of two years after IMT has taxable income, and will be subject to a reduced tax rate for a maximum of eight additional years (depending on the level of foreign investment). The Company anticipates that a significant portion of the Company's taxable income, if any, over the next several years will be tax exempt or subject to reduced tax rates in Israel. License fees paid by IMT to the U.S. parent company will be subject to a 15% Israeli withholding tax. See 'Israeli Taxation and Investment Programs --Law for the Encouragement of Capital Investments, 1959.' The Company expects, however, that it will pay taxes in the United States based on interest income, intercompany service fees and commissions paid by IMT to Influence. Accordingly, Influence will be subject to U.S. corporate income taxes on a portion of its income. Moreover, the taxing authorities of foreign countries and the United States may allocate items of income and expense of the Company and its subsidiaries in a manner that could result in an increased overall effective tax rate on the Company's pre-tax profits. See 'United States Federal Income Taxation.' In addition, the Company expects to pay taxes in Germany on profits earned by IMT's wholly owned German subsidiary.

CHANGE IN INDEPENDENT ACCOUNTANTS


     The Company changed independent public accountants in February 1997 at the recommendation and with the approval of the Board of Directors of the Company. Prior to February 1997, Coopers & Lybrand L.L.P. ('C&L') had been the Company's independent accountants. In the period from November 1994 through January 1997 C&L issued no audit report that was qualified or modified as to uncertainty, audit scope or accounting principles, nor any adverse opinions or disclaimers of opinion on any of the Company's financial statements. During the Company's two most recent fiscal years and any subsequent interim period preceding the dismissal there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matters of the disagreement(s) in connection with its report. In February 1997, Price Waterhouse LLP ('Price Waterhouse') was engaged to be the Company's independent accountants. Prior to engaging Price Waterhouse as independent accountants, the Company did not consult with Price Waterhouse regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements or (ii) any matter that was either the subject of a disagreement or a reportable event. In July 1998, C&L and Price Waterhouse merged to become PricewaterhouseCoopers LLP.


YEAR 2000 READINESS

     Certain computer software that identifies dates by the last two digits of the year (rather than using the full four digits) may malfunction with respect to dates on or after January 1, 2000. The Company depends on its computer systems and the computer systems of third parties to conduct and manage the Company's business. The failure of the Company's systems or the systems of its vendors and customers to be Year 2000 ready may have a material adverse effect on the Company's business, results of operations and financial position.

     The Company has not yet assessed its exposure to the Year 2000 issue as it relates to third parties and the Company has not yet initiated efforts to assess which internal systems are Year 2000 ready. The Company plans to contact suppliers, customers and other third parties to assess the Year 2000 readiness of third party systems that may affect the Company. The Company believes that costs to upgrade its internal systems to be Year 2000 ready will not be material to the financial position or results of operations of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS.


     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 131, 'Disclosures about Segments of an Enterprise and Related Information' ("SFAS 131") SFAS 131 establishes new standards for reporting information about operating segments in interim and annual financial statements. SFAS No. 131 will be effective for the Company's consolidated financial statements for the year ending December 31, 1998 and for interim and annual periods thereafter. The Company is currently evaluating the impact, if any, this statement will have on disclosures in the consolidated financial statements.



     In June 1998, the FASB issued Statement No. 133, 'Accounting for Derivative Instruments and Hedging Activities' ('SFAS 133'). SFAS 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company will adopt SFAS 133 in the first quarter of the fiscal year ending December 31, 2000 and does not expect such adoption to have a material effect on its consolidated financial statements.

                                    BUSINESS

     The Company has a limited operating history and many of its products are currently under development. Therefore, the following discussion necessarily contains certain forward-looking statements which reflect the Company's plans, estimates and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Prospectus, particularly in 'Risk Factors.'

GENERAL


     Influence is a medical device manufacturer engaged in the design, development and commercialization of minimally invasive, cost-effective products, and is organized into three divisions: urology/gynecology (Influence Division), otolaryngology (Influ-ENT Division), and cancer radiotherapy (Influ-RAD Division). The Company's products and products under development include remote-controlled intra-urethral valved catheter systems, proprietary surgical tools and equipment for performing minimally invasive surgery, diagnostic tools, and an interstitial radiotherapy system for the treatment of cancerous tumors. The Company has ten products that have received regulatory or 510(k) clearance from the U.S. Food and Drug Administration (the 'FDA') for sale in the United States, five products currently under 510(k) review by the FDA, and another ten products in various stages of development. The Company recently signed a distribution agreement with Indigo Medical, Incorporated ('Indigo'), a subsidiary of Johnson & Johnson ('J&J'), pursuant to which Indigo will become the exclusive distributor outside the United States of the Company's current and future products, subject to certain exceptions, in the fields of urology and gynecology and its radiotherapy product under development.


BUSINESS STRATEGY

     The Company's business strategy is to continue to develop and commercialize a broad portfolio of innovative, minimally invasive, cost-effective medical products. The key elements of this business strategy include:

     o Serve large markets not adequately met by existing technologies. The Company's products address three markets for which the Company believes current therapeutic and diagnostic devices are inadequate: urology/gynecology, otolaryngology and cancer. Each of these markets is significant in size. Incontinence afflicts an estimated 13 million patients in the United States alone, with associated costs in excess of $16 billion annually. OSA is also a sizable market, affecting approximately 18 million people in the United States. Additionally, the American Cancer Society estimates that collectively 419,200 new cases of breast, prostate and bladder cancer will be diagnosed in 1998.

     o Provide an integrated solution for the diagnosis and treatment of incontinence. The Company plans to offer physicians, patients and payors a comprehensive set of therapeutic and diagnostic devices for men and women that provide an integrated solution for the cost-effective management of incontinence. As set forth on the diagram on the inside back cover of this Prospectus, the Company expects to offer devices that diagnose the form or forms of incontinence from which the patient suffers, and treat the condition in an effective, minimally invasive manner. All of these products are designed to reduce long-term health care costs by improving diagnosis, convenience of therapy and quality of life.

     o Develop a strong U.S. distribution network. The Company has developed a direct channel of salespeople in the United States in the urology/gynecology field and has recently started a second channel of distribution in the ENT area using direct sales people and independent representatives. The Company expects that marketing efforts initially will be focused on prominent physicians and will also include conference participation, direct advertising and training seminars to increase awareness of the Company's products. The Company may also implement general media campaigns intended to raise the awareness of incontinence, snoring and OSA in the general population to encourage patients to approach their physicians to ask about minimally invasive solutions for these conditions.


     o Optimize distribution relationships with strategic partners. The Company has signed a distribution agreement with Indigo, a subsidiary of J&J, pursuant to which Indigo will become the Company's exclusive distributor outside the United States of the Company's current and future products, subject to certain exceptions, in the fields of urology and gynecology and its radiotherapy device under development. The Company plans to distribute its ENT products through specialized otolaryngology distributors worldwide or to develop its own direct sales force in selected countries.


     o Achieve technological leadership. The Company is committed to advanced research and engineering, as evidenced by its portfolio of novel products. Through continued investment in research and engineering, the Company intends to use innovation as its path to establish a leadership position in targeted markets. In Israel, the Company maintains 19 research and development personnel and has an ISO 9001 and 9002 certified facility for developing and manufacturing its product lines.


     o Leverage core technologies. The Company will continue to seek to expand the application of its core technologies in minimally invasive surgery to new fields and new products. For example, the Company's Repose products for the treatment of sleep apnea are a direct outgrowth of the Company's surgical products in the field of urology.

                     INFLUENCE DIVISION--UROLOGY/GYNECOLOGY

OVERVIEW

     The Company's product development strategy is based on the belief that current urinary incontinence diagnostic tools and urinary incontinence and vaginal vault prolapse treatment options have significant limitations. The Company is developing a range of products to provide an integrated solution for the diagnosis and treatment of urinary incontinence in women and men. The Company believes that its products, if successfully introduced and adopted, should result in significant cost savings in the management of incontinence.


     Urinary incontinence, the involuntary leakage of urine, is a significant health problem afflicting approximately ten million women and three million men in the United States. The U.S. Department of Health and Human Services Agency for Health Care Policy and Research ('AHCPR') estimated that 50% of the 1.5 million nursing home residents suffer from incontinence and that incontinence is one of the major causes of institutionalization of the elderly. AHCPR estimated in 1996 that costs associated with the management and treatment of urinary incontinence in the United States exceed $16 billion annually, including over $5 billion related to patients in nursing homes. Incontinence may be caused by a wide range of factors, including childbirth, menopause, surgery, obesity, drugs and neurological damage. Persons suffering from urinary incontinence experience a variety of physical and psychological problems including urinary tract infections, rashes, pressure sores, embarrassment, decreased sexual activity, depression and loss of productive activity.


     TYPES AND CAUSES OF INCONTINENCE AND VAGINAL VAULT PROLAPSE

     There are four main types of urinary incontinence, as defined in the Clinical Practice Guideline issued by the AHCPR. Each type of incontinence may be caused by multiple underlying pathologies, and patients may experience more than one type of incontinence, often making effective diagnosis and treatment difficult.


     Stress incontinence. Stress incontinence is the involuntary loss of urine during physical activities that increase abdominal pressure, such as exercise, laughing, coughing and sneezing. In women, stress incontinence is commonly caused by hypermobility of the bladder neck and the urethra, a kind of prolapse (descent) of the urethra and bladder neck during exertion. Urethral hypermobility is generally caused by childbirth, obesity, menopause, hysterectomy or chronic coughing. Stress incontinence may also result from intrinsic sphincter deficiency, which is dysfunction of the muscles of the bladder sphincter. Intrinsic sphincter deficiency can result from previous pelvic surgery, such as bladder neck suspension procedures, pelvic or urethral trauma, or a lower spinal cord disorder. Stress incontinence is the primary pathology in approximately 50% or more of women with incontinence. In men, stress incontinence may also be caused by sphincter damage from prostate or urethral surgery or from pelvic or urethral trauma.



     Urge incontinence. Urge incontinence results from an abrupt and uncontrollable desire to void. It is caused by involuntary contractions (spasms) of the bladder wall muscle that may be the result of a stroke or neurological disorders such as multiple sclerosis. In men, benign prostatic hyperplasia ('BPH') can cause such bladder wall muscle instability. Urge incontinence is believed to be the primary pathology in approximately 30% of women with incontinence.

     Mixed incontinence. Mixed incontinence involves a combination of urge and stress incontinence. Many frail or elderly patients have mixed incontinence that can be exacerbated by impairments of physical or cognitive functioning. A significant number of women who suffer from incontinence are diagnosed as having mixed incontinence.

     Overflow incontinence. Overflow incontinence is the involuntary loss of urine resulting from an overdistended bladder, frequently associated with an underactive (atonic) bladder wall muscle, which leads to the bladder becoming filled with urine, without a corresponding desire to void. At a certain point, too much urine collects in the bladder to be contained and the urine overflows through the urethra. Underlying conditions that may cause overflow incontinence include chronic urethral obstruction that impairs detrusor activity, use of certain medications, fecal impaction, pelvic surgery, or neurologic conditions such as diabetic neuropathy or low spinal cord injury. Patients with multiple sclerosis often develop overflow incontinence due to the use of certain medications. Patients with overflow incontinence often have recurrent urinary tract infections due to urine that remains in the bladder after voiding, leaving a stagnant pool of urine prone to infection. Overflow incontinence is the primary cause of incontinence in approximately 10% of patients with incontinence.

     Vaginal Vault Prolapse. Vault prolapse of the vagina is a condition wherein the top of the vagina prolapses (descends) and which may be associated with stress incontinence in women. Vault prolapse may be a side effect of vaginal delivery and hysterectomy, particularly vaginal hysterectomy procedures. Approximately 703,650 hysterectomies and 241,420 vaginal hysterectomies were performed in 1996 in the United States.

CURRENT TREATMENTS AND DIAGNOSTICS FOR INCONTINENCE AND TREATMENTS OF VAGINAL VAULT PROLAPSE

     TREATMENTS FOR INCONTINENCE

     Physicians currently treat incontinence with a variety of techniques and therapies that correspond with the type and severity of incontinence diagnosed. The discussion below describes the principal treatment options available, including certain products of which the Company is aware that are under development or are not yet available for commercial sale in the United States.

     Diapers and absorbent pads. Adult diapers and pads, which capture urine upon leakage, function similarly to baby diapers, and are used for all types of incontinence. While these products have improved over the past several years, drawbacks include the lack of control over urine flow, bulky size, rashes and related discomfort. These may lead to embarrassment about appearance and odor, perceived social stigma, and a significant compromise in freedom of lifestyle. The Company believes that many patients choose absorbent products to manage incontinence due to the convenience and privacy of purchasing these products without seeing a physician. The Company estimates that a typical urinary incontinence sufferer in the United States who regularly uses adult diapers and incontinence pads spends approximately $1,200 to $1,500 per year on these products and that U.S. retail sales of adult diapers and absorbent pads exceeded $2 billion in 1993. The cost of diapers typically are not reimbursable by third party payors.

     Behavioral therapy. Behavioral therapy and related techniques, which are used to treat both stress and urge incontinence in women, include bladder habit training, pelvic muscle exercises, biofeedback and pelvic floor muscle electrical stimulation. Pelvic muscle training exercises are generally designed to improve pelvic muscle strength in patients with stress incontinence. Biofeedback treatments, which are designed to improve the success of pelvic muscle training exercises, often involve numerous training sessions with vaginal probes, usually in a physician's office. A 1996 survey conducted by The National Association for Continence of its members revealed that 50% of respondents with incontinence practice pelvic muscle training exercises. A 1992 AHCPR publication estimated that 75% of patients performing pelvic muscle training exercises improved, while only 12% of such patients were cured.

     Vaginal inserts. Inserts or pessaries are devices used to treat stress incontinence in women. These devices are roughly the size and shape of contraceptive diaphragms and are used to achieve continence by obstructing the bladder neck and urethra by applying pressure through the neighboring vaginal cavity or by elevating the bladder neck and urethra to a preprolapsed position. While often helpful, these devices are not curative. Potential side effects from the use of these devices include infection, vaginal discharge and tissue erosion. These devices require daily removal and cleaning.

     Catheters, clamps and urethral plugs. Patients with overflow and stress incontinence may also be treated with simple devices that either obstruct or allow controlled flow of urine from the body. Female patients with overflow incontinence may use a permanent catheter or a single-use catheter to self-catheterize when voiding is desired, typically four to six times per day. Women with stress incontinence may be treated with single-use intra-urethral plugs or externally applied adhesive patches, both of which are intended to stop the flow of urine. Male patients experiencing overflow incontinence may be treated with an indwelling Foley catheter or condom catheter with an external urine collection bag, or a penile clamp device. These products enable the continuous or intermittent flow of urine. The Company believes these products may be inconvenient for certain patients to use, and may cause irritation, tissue erosion and recurrent urinary tract infections.


     Pharmaceuticals. In general, drugs available for the treatment of urinary incontinence act on the nerve receptors associated with the bladder neurotransmitter system, and are used to treat urge incontinence in men and women. Although drugs can alleviate the symptoms of urge incontinence and, thereby, may achieve an acceptable clinical outcome, they are not curative. Additionally, drugs may cause potential adverse cardiovascular side effects, dizziness, weakness, and urinary retention.



     Injectable materials. Women experiencing stress incontinence caused by intrinsic sphincter deficiency may be treated with injectable bulking agents, including Teflon(Registered), collagen and other materials, which are inserted through a needle into the area around the urethra to create a mild obstruction. These procedures often require repeat injections, making this treatment expensive and time consuming.


     Surgery. Surgery is commonly used to treat women whose primary pathology is stress incontinence. In the surgical procedure known as a bladder neck suspension, the physician elevates and stabilizes the urethra and the bladder neck in order to restore continence by preventing urethral and bladder neck prolapse (descent) during exertion. This repositioning is accomplished by elevating the bladder neck and urethra together with periurethral tissue to their original position. If intrinsic sphincter deficiency is present, a surgical procedure known as a sling operation can be performed, in which a sling is made across the urethra and bladder neck. Both types of surgery are complicated procedures in which the outcome depends on a number of factors, including the severity of pathology and the surgeon's skill. Current surgical procedures, of which the 'gold standards' are the Burch and sling procedures, require substantial vaginal or abdominal incisions, and normally require a hospital stay and a period of several weeks until full recovery. Of the estimated five million or more women in the United States who suffer from stress incontinence, in 1996 only approximately 183,000 patients elected to undergo bladder neck surgery, which uses methods that typically require abdominal or vaginal incisions and general anesthesia.

     Men with stress incontinence may be treated with a surgically implantable device, which applies pressure around the urethra and closes its lumen to restore continence. The implanted device contains a fluid filled reservoir in the abdomen and a manually activated pump located in the scrotum to release periurethral pressure and permit urination. The Company believes that this device is used relatively infrequently primarily because of its inconvenience, significant complication rate, and pain associated with misuse.

     DIAGNOSTICS FOR INCONTINENCE

     Incontinence is usually evaluated by gynecologists, urologists or urogynecologists. Accurate diagnosis of the type of incontinence is essential as different types of incontinence indicate different treatment options. The basic tools and techniques used by physicians for diagnosing incontinence include patient questionnaires, urodynamic evaluations (cystometry), leak point pressure tests and 'Q-tip' tests.

     Cystometry is the urodynamic evaluation of bladder function in men and women performed in a physician's office. Office-based cystometrograms are currently performed using machines which the Company estimates cost between $10,000 and $80,000. As part of these evaluations, a catheter is passed through the urethra into the bladder, and water is pumped into the bladder. One sensor at the end of the catheter measures bladder pressure and a second sensor in the rectum or vagina measures intra-abdominal pressure. Relying on these sensors, the physician attempts to measure the patient's daily range of bladder pressure and behavior, including an indication of bladder contractions (indicating the presence of urge incontinence), the patient's feeling of fullness, a measurement of maximum bladder capacity and uroflowmetry (urine flow pattern and volume). The physician also attempts to visually determine leak point pressure, the point at which urine leaks out of the urethra. Leak point pressure provides a measure of the integrity of the urethral musculature.

     The 'Q-tip' test commonly is used to diagnose stress incontinence in women caused by urethral hypermobility, and to distinguish this condition from incontinence caused by intrinsic sphincter deficiency. In this test, the physician inserts a cotton swab into the urethra of a female patient and visually assesses the degree of movement of the swab while the patient coughs or bears down. A greater change in angle is equated with urethral hypermobility, for which bladder neck suspension surgery may be the preferred treatment. Little or no movement, together with low leak point pressure, is equated with intrinsic sphincter deficiency, for which bladder neck suspension surgery is not recommended.


     The Company believes that the currently available diagnostic tools and techniques either rely on expensive machinery, which are not generally available in many health care facilities, or are inaccurate, and may lead to misdiagnoses of stress and urge incontinence. A significant potential consequence of the misdiagnosis of incontinence is the performance of inappropriate surgery. The Company is developing several devices for improving diagnosis of incontinence.


  Treatments for Vaginal Vault Prolapse

     Vault prolapse surgery is currently performed by urologists and gynecologists in a major operation involving extensive open pelvic dissection whereby the vault of the vagina is sutured to the sacrospinus ligament or to the sacrum at the rear of the pelvic cavity. Approximately 22,172 vaginal vault surgeries were performed in the United States during 1996.

UROLOGY/GYNECOLOGY PRODUCTS

     The following table summarizes the Company's urology and gynecology products and products under development.

                     INFLUENCE DIVISION--UROLOGY/GYNECOLOGY

                                                                                       PROPOSED REGULATORY PATH
PRODUCT/DESCRIPTION                                      PRODUCT STATUS(1)             OR STATUS(2)
-------------------------------------------------------  ----------------------------  ----------------------------
CATHETERS FOR OVERFLOW AND STRESS INCONTINENCE:

IN-FLOW
  A temporary intra-urethral valved catheter contain-    Ongoing U.S. IDE trial;       PMA path; CE Mark approved
  ing an intraluminal pump assembly operated by a        Launched in Europe and Asia   March 1997
  remote-controlled activator for women with atonic      2Q97
  bladder (overflow incontinence).

IN-FLOW-M
  A modified version of the In-Flow remote-              Preclinical                   PMA path
  controlled intra-urethral catheter for men with
  atonic bladder (overflow incontinence).

SURGICAL PRODUCTS FOR STRESS INCONTINENCE
AND VAGINAL VAULT PROLAPSE:

IN-FAST
  A minimally invasive, disposable surgical system for   Launched worldwide 4Q97;      510(k) cleared April 1997;
  performing bladder neck fixation and sling procedure   Loop screw launched 2Q98      CE Mark approved August 1997
  surgery in women with stress incontinence. Screws
  with a crimped suture loop also available.

------------------

(1) 'Preclinical' means the Company is in the process of refining product development and design prior to initiation of any clinical trials.



(2) '510(k) path' indicates those products which the Company believes will require a 510(k) clearance from the FDA prior to marketing in the U.S. 'PMA path' indicates those products which the Company believes will require a PMA approval prior to marketing in the U.S. See 'Business--Government Regulation.'

                                                                                   PROPOSED REGULATORY PATH
PRODUCT/DESCRIPTION                                     PRODUCT STATUS(1)          OR STATUS(2)
------------------------------------------------------  -------------------------  ---------------------------
IN-TAC
  A minimally invasive, reusable surgical system for    Launched worldwide 2Q97    510(k) cleared February
  performing bladder neck fixation and sling proce-                                1997; CE Mark approved
  dure surgery in women with stress incontinence.                                  August 1997

TRIANGLE
  A minimally invasive transvaginal sling system that   First product launched     510(k) cleared September
  attaches sling material to the posterior pubic bone   worldwide 1Q98             1997; CE Mark approved for
  and is used in conjunction with the Company's                                    first product September
  surgical products for stress incontinence. Available                             1997
  in two forms (gelatin coated and uncoated) of
  synthetic and two sources of allograft material.

STRAIGHT-IN
  A disposable surgical tool for open or laparoscopic   Worldwide launch expected  510(k) cleared October
  bladder neck fixation, sling procedures and vaginal   4Q98                       1997; CE Mark approved
  vault prolapse surgery.                                                          March 1998

RAZ FASCIAL ANCHOR FOR STRESS INCONTINENCE
  A minimally invasive, disposable soft tissue to soft  Worldwide launch expected  510(k) for non-resorbable
  tissue anchor fixation system for correction of       2H99                       version submitted May
  stress incontinence.                                                             1998(3)

RAZ FASCIAL ANCHOR FOR VAGINAL VAULT PROLAPSE
  A minimally invasive, disposable soft tissue to soft  Worldwide launch expected  510(k) for non-resorbable
  tissue anchor fixation system for correction of vag-  2H99                       version submitted May
  inal vault prolapse.                                                             1998(3)

CLIP-IN
  A miniature metal clip for joining two sutures in-    Worldwide launch expected  510(k) cleared July 1998
  stead of tying a knot; available as a system for      4Q98
  surgeries where space for a knot or space to tie a
  knot is limited.

RAMUS MALE SLING
  A minimally invasive, disposable surgical system for  Worldwide launch expected  510(k) submitted June 1998;
  performing sling procedures in men with stress        4Q98                       CE Mark approved June 1998
  incontinence.

CRYO-PROST(4)
  Minimally invasive cryo-technology for ablation of    Preclinical                510(k) path
  prostatic tissue in patients with BPH.

IN-CUFF
  A permanent, implantable, remote-controlled, arti-    Preclinical                PMA path
  ficial dynamic sphincter.


------------------

(1) 'Preclinical' means the Company is in the process of refining product development and design prior to initiation of any clinical trials.


(2) '510(k) path' indicates those products which the Company believes will require a 510(k) clearance from the FDA prior to marketing in the U.S. 'PMA path' indicates those products which the Company believes will require a PMA approval prior to marketing in the U.S. See 'Business--Government Regulation.'


(3) For a discussion of the regulatory status of the resorbable and non-resorbable versions, see 'Business--Government Regulation.'



(4) Under joint development with Galil Medical, Ltd., an affiliate of ESC Medical Systems, Ltd. See: 'Business--BPH Surgical Product--Cryo-Prost' and 'Certain Transactions.'

                                                                                   PROPOSED REGULATORY PATH
PRODUCT/DESCRIPTION                                     PRODUCT STATUS(1)          OR STATUS(2)
------------------------------------------------------  -------------------------  ---------------------------
DIAGNOSTIC/BIOFEEDBACK PRODUCTS FOR STRESS,
URGE AND OVERFLOW INCONTINENCE:

IN-BIO
  A wireless pelvic floor training and biofeedback      Worldwide launch expected  510(k) submitted December
  transmitter to measure intra-abdominal pressure and   2H99                       1997
  perineal muscle contractions.

IN-PROBE(3)
  A urodynamics and cystometry system for uroflowmetry  Worldwide launch expected  Exempt from 510(k) Noti-
  (urine flow, pattern and volume) and leak point       4Q98                       fication requirements
  pressure.

IN-TELE
  A wireless disposable transmitter that is inserted    Preclinical                510(k) path
  into the bladder to transmit bladder pressure to a
  belt-mounted receiver.


------------------

(1) 'Preclinical' means the Company is in the process of refining product development and design prior to initiation of any clinical trials.


(2) '510(k) path' indicates those products which the Company believes will require a 510(k) clearance from the FDA prior to marketing in the U.S. 'PMA path' indicates those products which the Company believes will require a PMA approval prior to marketing in the U.S. See 'Business--Government Regulation.'


(3) In-Probe Angle Measurement is a supplementary product to record the degree or presence of urethral hypermobility and requires a 510(k) Notification.


     Most of the Company's products are currently under development. Many of the Company's products under development, and certain products not currently sold in the United States, discussed herein have not been approved or cleared by the FDA, and there can be no assurance that such products will receive such approval or clearance on a timely basis, or at all. See 'Risk Factors--No Assurance of Regulatory Approvals; Potential Delays.'

  CATHETER DEVICES

  Intended Benefits of Catheter Devices

     The Company is developing its remote controlled catheter devices due to the significant limitation of currently available therapeutic alternatives. The intended benefits of the Influence catheter products include:

     o Restoration of quality of life. The In-Flow device allows a patient with atonic bladder to forego the use of a permanent indwelling catheter attached to a urine collection bag or having to self catheterize typically four to six times a day.

     o Convenient and easy to use. The operation of the In-Flow catheter is easy to use, as well as being easy for healthcare providers, patients or their partners to replace, as is required on a monthly basis.

     o Potential for fewer infections. By emptying the bladder completely, the Company believes there may be fewer infections of the urinary system compared to the existing treatments for atonic bladder.

     Description of Catheter Products

     In-Flow. In-Flow, for women with overflow incontinence caused by atonic bladder, is a temporary intra-urethral valved catheter containing an intraluminal pump assembly which functions as a remote-controlled artificial sphincter and urine pump providing complete and controllable continence and normalized urine flow. To urinate, the patient holds a battery-powered remote control device near the lower abdomen and presses a switch which activates a pump in the catheter. The device utilizes the Company's proprietary magnetic energy transfer technology to draw urine from the bladder until the bladder is completely emptied. When urine flow has completely stopped, the patient releases the switch to stop the pump, and thereby reestablishes continence between urinations. The In-Flow catheter is designed to be inserted initially by a health care professional into the urethra without anesthesia in an atraumatic, non-surgical outpatient procedure and can be easily and atraumatically removed. The Company expects that after the initial insertion many patients or their partners will be able to insert the catheter without the assistance of a healthcare professional. In-Flow is designed to protect the patient from overdistension of the bladder, overflow incontinence and post-voiding residual urine complications, including recurrent urinary tract infection. The Company is not currently aware of any other products under development that can conveniently and quickly empty an atonic bladder, while restoring continence between urinations.


     Approximately 210 patients are currently being treated with In-Flow outside the United States, with the longest follow-up being 34 months. In the United States, an IDE was approved in February 1997 for a clinical trial on 250 patients in 15 sites. The study commenced in June 1997. To date, 166 patients had been enrolled in this U.S. trial, of which 131 have begun treatment with In-Flow. Of the patients who have commenced treatment with In-Flow in this trial, approximately 63% removed themselves or were removed from the trial. Based on experience with In-Flow to date, the Company estimates that patient selection, discomfort or leakage may, therefore, limit the total potential market penetration of this product. However, the Company believes that a focused patient support effort may expand this potential market, particularly because symptoms of discomfort appear to dissipate after one week, during which the patient appears to acclimate to the catheter. For example, of the 24 patients who have completed the U.S. IDE study, 19 have elected to continue with the device after completing the study. Additionally, in two series of patients treated with In-Flow (38 in Germany and 30 in Israel), once patients had spent one week on the In-Flow product, approximately 80-90% of remaining patients have continued using In-Flow regularly. Those patients who remained on treatment have reported being dry, and enjoying a significant improvement in their quality of life. In a series of 27 patients treated in Australia during the last year, where extensive patient support has been available, approximately 85% of the 27 patients have continued to use In-Flow. Due to the small number of patients in the Australian trial, it may be premature to draw any conclusions regarding patient acceptance of the In-Flow. In addition, because some patients in early trials were given prophylactic antibiotics, the urinary tract infection ('UTI') rate of patients at approximately one to two UTIs per patient year of In-Flow treatment may be lower than could be expected without use of prophylactic antibiotics. There can be no assurance that the continuation or infection rates reported in any of the Company's trials or patient series will be indicative of future results.


     The Company is also evaluating the market opportunity for an application of In-Flow in women with stress incontinence for whom surgery is not an option and for patients in nursing homes.

     In-Flow-M. The Company is developing a modified version of In-Flow for use in men with atonic bladder. The internal structure of the device is similar to that of the female product. Externally, the catheter will have a different shape for temporary placement and retention between the bulbar urethra and the bladder neck. In-Flow-M is being designed to be inserted under topical anesthesia. The Company intends to conduct clinical trials in late 1998 to finalize the design of this product. The Company is also evaluating the market opportunity for an application of In-Flow-M in men with stress incontinence or acute post-surgical urinary retention.

     MINIMALLY INVASIVE SURGICAL SYSTEMS

     Intended Benefits of Influence Minimally Invasive Surgical Systems

     Intended benefits of the Company's minimally invasive surgical systems include:

     o No abdominal or vaginal incision or scar. Procedures using Influence's surgical systems may be performed without any incisions, while current surgeries often leave patients with abdominal scars and may involve major pelvic surgical dissection.

     o Local, spinal or general anesthesia. As these procedures are minimally invasive, local anesthesia is an option for some of the procedures, offering flexibility to the physician and the patient.

     o Easy to learn procedures. These procedures may be taught by operating room trained sales representatives and physicians may become proficient after one to three procedures. The average operation time may also be short, at approximately 30 minutes for the bladder neck surgery systems.

     o Rapid recovery, cost effective and shortened patient discharge period. Most of the patients undergoing the Company's bladder neck surgeries have been discharged within 24 hours and without the suprapubic catheter often used following traditional surgeries, making these procedures potentially highly cost effective solutions.

     o Efficacy comparable to current surgical methods. With respect to the bladder neck surgical systems, the Company's procedures, with a success rate of approximately 85%, have to date shown an efficacy comparable to traditional invasive Burch and sling procedures, currently recognized as the 'gold standards' of incontinence surgery.

     Description of Minimally Invasive Surgical Systems

     In-Tac and In-Fast Surgical Systems. The Company has designed proprietary specialized surgical systems enabling physicians to perform minimally invasive bladder neck fixation and sling surgeries for women with urinary stress incontinence. The Company has developed two variations of these surgical systems, In-Tac and In-Fast, to address physician preferences and different techniques, as well as to account for country-specific preferences. With the In-Tac system, the physician uses a reusable mechanical insertion device with nitinol bone anchors, whereas the In-Fast system uses a disposable, plastic, battery-operated inserter with titanium, self-tapping bone screws.

     The Company's surgical systems performed with In-Tac and In-Fast incorporate proprietary bone anchors/screws and insertion devices to enable incisionless, minimally invasive transvaginal bladder neck fixation and sling procedures. In the fixation procedure, the physician affixes prolapsed periurethral tissue to the pubic bone by means of bone anchors/screws threaded with sutures, in order to return the urethra and bladder neck to their original, retropubic, preprolapsed positions, and to prevent urethral hypermobility when the patient's intra-abdominal pressure increases through exertion. In the sling procedure, the bone anchors/screws and sutures are used to secure a piece of graft or synthetic material beneath the bladder neck, which acts as a strut or support. This sling material prevents prolapse of the bladder neck and urethra when the patient's intra-abdominal pressure increases through exertion, while providing support to bladder sphincter muscles which are damaged in patients with intrinsic sphincter deficiency. Both the fixation and sling procedures are performed transvaginally by a physician utilizing either of the Company's proprietary insertion devices (reusable or disposable) which inserts the bone anchors/screws threaded with sutures through the anterior vaginal wall and into the posterior wall of the pubic bone.

     To date, approximately 2,000 patients (1,200 in the United States) have undergone treatment with the In-Tac or In-Fast surgical systems, with the longest follow-up being 30 months. Results reveal a success rate of approximately 85%, as defined by continence, and there have been no reported cases of adverse experiences of bleeding or osteomyelitis (bone infection). The Company believes that the success rate reported to date compares favorably with the results reported in the scientific literature for traditional, more invasive surgical procedures performed by urologists and gynecologists. Most patients were catheterized with a Foley catheter after an In-Tac or In-Fast procedure and suprapubic catheterization was not needed. The Foley catheter was removed an average of one to three days after the procedure.

     Straight-In Surgical System. The Straight-In surgical system comprises the same titanium bone screws used with In-Fast and the Company's proprietary, disposable, battery-operated, linear-shaped insertion device. Straight-In is intended for use in open or laparoscopic surgical procedures which involve incisions for bladder neck fixation and bladder neck sling procedures, as well as for the transvaginal sacral fixation of vaginal vault prolapse, a condition often associated with stress incontinence, in which the vagina has lost is anatomical position and support, commonly as a result of childbirth or vaginal hysterectomy procedures.

     Ramus Male Sling System. The Company is developing a male sling system for the treatment of stress incontinence. The Ramus Male Sling surgical system comprises the same titanium bone screws used with In-Fast and Straight-In. The Ramus Male Sling inserter is similar to the Company's proprietary, disposable, battery-operated, linear-shaped insertion device, the Straight-In, but has a shorter rotating arm. The Ramus Male Sling procedure involves placing four bone screws into the inferior pubic ramus of the pelvis, two on each side of the midline. These bone screws are used to tie in place, beneath the perineal skin, a sling which provides support for the urethra, thereby effecting a minimally invasive procedure for treating males with stress incontinence. A 510(k) Notification for the Ramus Male Sling system was submitted in June 1998 and an ongoing international pilot trial is underway.


     Clip-In. The Clip-In is a steel clip being developed by the Company that can be used in place of tying knots in pelvic surgical procedures where space is limited such as during laparoscopic procedures. The Company believes that being able to quickly attach a clip during laparoscopic surgery may save a surgeon considerable time. In addition, the miniature Clip-in leaves a small stub rather than a bulky knot after two sutures have been joined, which the Company believes may be an advantage in places where a large knot can be a source of erosion, discomfort, or granuloma formation.



     Additional Surgical Products. The Company has developed or is developing a number of products to complement its minimally invasive surgical products. Three types of the Triangle Sling material, a gelatin coated Dacron(Registered) material, an uncoated polyester material and a human allograft material, available from two sources, are currently being marketed by the Company. A titanium loop screw being developed by the Company for use in the In-Fast and Straight-In surgical systems can be threaded with any type of suture, thereby enabling the surgeon to use a suture material of his or her own choice for these procedures. The Company is also developing a line of resorbable and non-resorbable, T-shaped Raz Fascial Anchors, for use in bladder neck surgery and for vaginal vault prolapse procedures. The Raz Fascial Anchors used with a linear inserter are designed to be inserted directly from the top of a prolapsed vagina into the sacrospinus ligament at the rear of the pelvis in a minimally invasive procedure for vaginal vault prolapse, obviating the need for extensive pelvic dissections. The Raz Fascial Anchors used with a curved inserter are designed to provide a transvaginal anchor into the rectus fascia, a ligamentous structure near the top of the pubic bone, thereby enabling a bladder neck surgical repair of incontinence without the need for abdominal incisions and without the necessity to use any bone anchors. The Company has submitted 510(k) Notifications for the Raz Fascial Anchors (non-resorbable versions), which are pending with the FDA. See 'Business--Government Regulation.'


     DIAGNOSTIC AND OTHER PRODUCTS

     Intended Benefits of Influence's Diagnostic and Biofeedback Products and Products Under Development

     Intended benefits of the Company's diagnostic and other products include:

     o More accurate diagnoses. The Company believes that its In-Probe product offers the only quantitative Q-Tip test available, thereby potentially enabling more accurate diagnoses, and may therefore prevent unnecessary surgeries.

     o Cost effective and accessible. With low price points compared to other systems, these products are accessible to a broader range of urologists, gynecologists, and medical offices.

     o User friendly. The Company's In-Probe and In-Bio products are simple to operate, operate wirelessly and permit home based treatment. In-Bio is also user friendly due to its convenience and comfort.

     o Portable. The Company's products are small and portable, in contrast to large urodynamic diagnostic equipment and office-based biofeedback systems.

     Description of Diagnostic and Other Products

     In-Probe. In-Probe, which is comprised of a disposable catheter and an attached monitor, is a portable, low-cost cystometry and uroflowmetry system combined with sensors which permit quantitative measurement of urethral hypermobility and bladder leak point pressure. In-Probe is designed to provide a more accurate and quantitative diagnosis of urethral hypermobility than the diagnosis achievable using current procedures, such as the Q-tip test. The Company intends to market In-Probe as an effective, inexpensive, portable diagnostic tool. In-Probe is exempt from 510(k) Notification requirements as a urodynamics system and requires a 510(k) Notification for the angle measurement supplement. The Company expects to launch the urodynamics system worldwide during the second half of 1998.

     In-Tele. In-Tele is a small wireless disposable transmitter which is inserted into the bladder of a male or female patient. The patient carries a reusable, belt mounted receiver, which records bladder pressure activity for eight to 24 hours, enabling more accurate diagnosis of urge incontinence or other bladder abnormalities than current, in-office diagnostic techniques. By detecting urge incontinence in patients for whom bladder neck surgery is likely to fail, In-Tele has the potential to reduce the incidence of unnecessary surgeries. In-Tele is expected to follow the 510(k) path and its status is preclinical.


     In-Bio. In-Bio is a wireless pelvic floor training and biofeedback device that is inserted into the vagina to measure intra-abdominal pressure and contractions of perineal muscles. These measurements, which are wirelessly transmitted to a small, portable monitor worn on the patient's belt, are intended to help a patient learn to contract pelvic floor musculature without increasing abdominal pressure. Unlike other biofeedback devices, In-Bio is wireless, allowing the patient to train while doing other activities. In-Bio is designed to provide immediate and continuous feedback to the patient, rather than relying on a physician's observations during brief and infrequent office visits. In-Bio may reduce the number of patients referred for surgery by increasing the acceptance, practice and success of pelvic floor training exercises. A 510(k) Notification was submitted in December 1997 and the Company expects to launch the product worldwide during the second half of 1999. See 'Business--Government Regulation.'


     BPH SURGICAL PRODUCT--CRYO-PROST


     Benign prostatic hyperplasia ('BPH') is a condition in which the prostate gland at the base of the penis swells, causing an obstruction to urine flow. BPH affects approximately twenty-seven million men ages 50-90. The prevalence of BPH in 60 year old males is greater than 50%. By age 85, the prevalence is approximately 90%. An estimated one in every four men in the United States will be treated for BPH by age 80. The most common symptom is frequent urination caused by incomplete emptying of the bladder due to partial obstruction of the bladder neck by the swollen prostate gland. Drug therapy is the most common form of treatment, with two million men taking drugs for this in the United States. However, these prostate-shrinking compounds are only moderately effective and demonstrate a high drop-out rate, leaving a surgical solution the only other option available to these patients. Surgical procedures include the transurethral resection of the prostate ('TURP'), which uses electrocautery probes inserted via the urethra to remove prostatic tissue, of which approximately 300,000 procedures are conducted each year. Complications such as retrograde ejaculation and impotence have led to the development of additional technologies to debulk prostatic tissue leaving the urethra less traumatized. Such technologies involve the use of transurethral probes, which utilize laser, microwave, cryotherapy or radio frequency ablation energy sources. These technologies frequently involve the purchase of expensive capital equipment and their comparative advantages and disadvantages are still being determined, with no single technology having taken a dominant market position.


     The Company's BPH product under development uses alternate cryotherapy and heating cycles that the Company believes will shorten procedure time by accelerating prostatic tissue destruction while simultaneously causing hemostatis, and thereby differentiate the Company's product from existing ablation technologies.

     The Company and Galil Medical Ltd. ('Galil'), an affiliate of ESC Medical Systems, Ltd. ('ESC'), have entered into an agreement in principle to jointly develop and own the technology related to this product under development. The Company expects to file a 510(k) Notification for this product, which is in a preclinical stage of development.

                       INFLU-ENT DIVISION--OTOLARYNGOLOGY

OVERVIEW

     The following discussion of obstructive sleep apnea ('OSA') and snoring is provided as a background to the Company's Repose and Cryo-ENT product lines. OSA is a disorder characterized by the repeated cessation of breathing during sleep due to obstruction of the upper airway, which is frequently associated with prolapse of the tongue base. It is associated with impotence, heart disease, strokes, debilitating daytime drowsiness, automobile accidents and an increased mortality rate. The prevalence of OSA is difficult to assess because many people with OSA are unaware of the existence of their condition. The National Center on Sleep Disorders Research reported in 1995 that approximately 18 million people in the United States are affected by OSA.The incidence of snoring, which may be confused with and should be differentiated from OSA, is seen in approximately 24% of men and 14% of women.

     Current Methods to Treat OSA and Snoring

     Current treatments for OSA and snoring begin with certain lifestyle changes such as dieting and the avoidance of alcohol, which have low patient compliance. Current non-surgical treatments for OSA, which include requiring a patient to wear a face mask, are similarly affected by poor compliance. Current surgical methods to treat OSA are highly invasive and painful, resulting in many patients electing to remain untreated. Certain of these treatments involve reducing tissue mass in the soft palate and/or tonsils. A description of current methods to treat OSA and snoring is provided below.

     Continuous Positive Airways Pressure ('CPAP'). This treatment involves a patient sleeping with a mask over the nose, or nose and mouth, connected to a compressor that blows a constant minimal positive air pressure inwards in an effort to maintain airway patency. Lack of patient compliance limits the effectiveness of this treatment.

     Uvulopalatopharyngoplasty ('UPPP'). UPPP is an invasive open surgical procedure to widen the anatomy at the back of the mouth by cutting out extraneous tissues. The procedure is often associated with significant post-operative pain and other complications and has a failure rate of approximately 50%.

     Mandibular Advancement, Hyoid Advancement or Midglossectomy. These procedures are designed to relieve airway obstruction through forward displacement of the muscles of the tongue attached to the mandible or hyoid bone, or excision of tongue musculature. These procedures are highly invasive and require a prolonged post-surgical recovery period. Furthermore, mandibular advancement changes facial physiognomy.


     Laser Uvulopalatoplasty ('LAUP') and Radio Frequency ('RF') Uvulopalatoplasty. LAUP is a laser procedure for removing tissues at the back of the mouth, thereby widening the air passages. LAUP is a treatment designed to stop snoring but has also been used to treat patients with OSA. In patients with OSA treated with LAUP, the symptoms of snoring may be relieved without resolving the airway obstruction, leaving a patient with the dangerous condition of a silent OSA syndrome. The procedure may be associated with significant post-operative pain and debilitation (difficulty eating and delayed return to work), and may need to be repeated two or more times in order to show a therapeutic effect. More recently, uvulopalatoplasty procedures have been performed using RF energy to ablate the soft palate and cause submucosal soft tissue volume reduction in patients with habitual snoring. The efficacy of these RF energy procedures in OSA is unproven and not FDA cleared.


     Tracheostomy. The ultimate treatment of sleep apnea, which has a 100% efficacy rate, is tracheostomy, in which the throat is bypassed entirely by a permanent hole being made in the trachea at the base of the neck. The trauma involved in this albeit lifesaving procedure, together with difficulties in speech and frequent lung infections, have relegated tracheostomy as a procedure of last resort for the intractable OSA patient.

OTOLARYNGOLOGY PRODUCTS

The following table summarizes certain of the Company's otolaryngology products.

       INFLU-ENT--OBSTRUCTIVE SLEEP APNEA AND SNORING THERAPEUTIC DEVICES


                                                                                   PROPOSED REGULATORY PATH
PRODUCT/DESCRIPTION                                     PRODUCT STATUS(1)          OR STATUS(2)
------------------------------------------------------  -------------------------  ---------------------------
REPOSE-TONGUE
  A minimally invasive, disposable surgical system for  Launched worldwide 1Q98    510(k) cleared August 1997;
  performing tongue stabilization procedures to treat                              CE Mark approved March 1998
  OSA and snoring

REPOSE-HYOID
  A minimally invasive, disposable surgical system for  Worldwide launch expected  510(k) submitted May 1998
  performing hyoid suspension or distraction to treat   1H99
  OSA and snoring

CRYO-ENT
  Minimally invasive cryo-technology for ablation of    Preclinical                510(k) path
  tonsils and soft palate in patients with sleep ap-
  nea and for patients with recurrent tonsillitis.


------------------

(1) 'Preclinical' means the Company is in the process of refining product development and design prior to initiation of any clinical trials.



(2) '510(k) path' indicates those products which the Company believes will require a 510(k) clearance from the FDA prior to marketing in the United States.


     Most of the Company's products are currently under development. Many of the Company's products under development discussed herein have not been approved or cleared by the FDA, and there can be no assurance that such proposed products will receive such approval or clearance on a timely basis, or at all. See 'Risk Factors-- No Assurance of Regulatory Approvals; Potential Delays.'

     Influ-ENT is the otolaryngology division of Influence. The Company is currently developing surgical systems for the treatment of OSA.

     Intended Benefits of Influ-ENT OSA Surgical Systems

     o Minimally invasive. The Repose-Tongue procedure, requiring no incisions, and the Repose Hyoid procedure, requiring small (1 cm) incisions, make these surgical treatments significantly less invasive than alternative surgical procedures for OSA.

     o Easy to learn procedures. These procedures may be taught by operating room trained sales representatives and physicians may become proficient after performing one to three procedures. The average operation time may also be short, taking approximately 15 to 30 minutes.

     o Rapid recovery and low post-operative morbidity. Patients are routinely discharged the day following these procedures with minor analgesics and may eat and drink normally shortly thereafter. In contrast, traditional surgical procedures generally are highly debilitating, involving longer hospital stays. Laser treatments for OSA are associated with being less invasive than traditional surgeries, but cause significant post-operative pain and delayed return to a normal diet.


     o Single treatment. The Repose procedures are intended to be a one-time procedure. In contrast, treatments for OSA involving lasers may require two or more repeat treatments separated by weeks of recovery.


     o Cost effective. Compared to lifelong CPAP therapy, major surgery, or repeated laser procedures, the Company believes that Repose is a highly cost effective solution for OSA.

     o Addresses the cause of OSA. Tongue-based collapse contributes to the pathology in 50% to 70% of patients with OSA. Alternative procedures focused on the palate may address a symptom of snoring, without necessarily treating the condition.

     Description of Repose Devices and Procedures

     Repose-Tongue Procedure. The Repose is a minimally invasive surgical system for surgery to the tongue for the treatment of OSA and snoring. The Company is seeking to establish Repose as a therapy for patients with OSA and snoring to be used either alone or in combination with other treatments. The Repose device is similar to the In-Fast device in that it involves the use of a titanium self-tapping screw which is inserted into the mandible at the floor of the mouth using a disposable, battery-operated, U-shaped inserter. Using a proprietary suture passer to loop a suture through the tongue base, and attaching this suture to the mandibular bone screw, the Repose procedure effectuates a suspension of the tongue base so that it is less likely to prolapse and obstruct the throat during sleep. In reducing the likelihood of airway collapse during sleep, this procedure thereby reduces the degree of OSA and snoring experienced by a patient. Because the procedure is performed through a small insertion hole, no incisions are necessary, thereby facilitating rapid recovery.


     To date, the Company's products have been used in over 200 Repose-Tongue procedures in patients of all ages, the youngest being four years of age, since launching the product in the United States during the first quarter of 1998. The procedure is simple to perform, with surgeries often taking approximately 15 to 30 minutes. Post-operative morbidity to date has been minimal, with most patients being able to eat a day or two after the surgery. Preliminary clinical impressions of efficacy and objective sleep study data in a small number of patients have been positive and the Company is conducting a clinical trial that involves post surgical sleep studies in six surgical centers in the United States. There can be no assurance that the success rate reported in the small number of patients to date will be indicative of future results.


     Repose-Hyoid Procedures. The Repose-Hyoid procedures (which include either a classic suspension or a distraction suspension technique) use instruments that are identical to the instruments used in the Repose-Tongue procedure. These hyoid procedures effect a suspension of the tongue musculature to the mandible by linking a titanium screw in the mandible, inserted from beneath the chin, to the hyoid bone. The hyoid bone is itself an insertion point for tongue musculature, so the result of these procedures is to make it less likely for the tongue to fall backwards during sleep. Hyoid suspensions have been performed with scalpels and needles for several years, but the invasiveness of these older procedures has prevented their popularization. The Repose-Hyoid procedures are technically simple to perform and involve two or three one-centimeter incisions in the neck and chin.


     Minimal post operative morbidity has been seen in the relatively small number of Repose-Hyoid procedures performed to date. The efficacy of the procedure is being studied in a clinical trial that involves post procedure sleep studies, but it should be noted that the procedure less invasively mirrors the established procedure of Hyoid suspension that already has its own established record of efficacy and an existing Current Procedural Terminology ('CPT') code, which is used in the submission of claims to insurers for reimbursement of medical services. See 'Risk Factors--Uncertainty Relating to Third Party Reimbursement.' A 510(k) Notification was submitted in May 1998. See 'Business--Government Regulation.'


     Physicians may elect to use either the Repose-Tongue procedure or the Repose Hyoid procedures to treat OSA and snoring depending on the circumstances of the patient and physician preferences. In addition, physicians may frequently elect to perform either or both Repose procedures in conjunction with other procedures such as UPPP, while a patient is under general anesthesia, making it difficult in such cases to establish the efficacy of the Repose procedures.

     Cryo-ENT Procedure

     The Cryo-ENT procedure for tonsil ablation uses the same technology used in the Cryo-Prost procedure described above, and has the same advantages of accelerated tissue ablation with hemostasis, which may be particularly important in the highly vascularized tonsil. In addition, by avoiding thermal damage along the shaft of the probe, Cryo-ENT surgeries may be less painful than alternative procedures. Tonsil reduction is indicated not only for recurrent tonsillitis, but also for cases of OSA where tonsil enlargement is a factor in reducing airway patency. Cryo-ENT may also have an application in soft palate ablation in patients with snoring. This technology is presently at a preclinical stage of development. The Company and Galil have entered into an agreement in principle to jointly develop and own the technology related to this product under development.

                    INFLU-RAD DIVISION--CANCER RADIOTHERAPY

OVERVIEW

     Cancer is the second most common cause of death in the United States. Where possible, surgical excision followed by chemotherapy and or radiotherapy are the standard of care, depending on the stage of advancement and type of tumor. According to the American Cancer Society, in 1998 in the United States there will be approximately 180,300 new cases of breast cancer and 43,900 deaths from breast cancer, 184,500 new cases of prostate cancer and 39,200 deaths from prostate cancer, and 54,400 new cases of bladder cancer and 12,500 deaths from bladder cancer.

     If radiotherapy treatment is indicated, there are essentially two types of radiation available, external beam radiation and focused internal radiation, or brachytherapy. External beam radiation usually involves a patient visiting a hospital for a course of radiation treatments administered by a radiation oncologist in a dedicated radiation suite. External beam radiotherapy equipment normally cost $500,000 to $2 million and constitute a major capital equipment expenditure for a hospital. Besides being expensive, external beam radiation treatment requires irradiation of healthy non-cancerous tissues at the same time the external beam is directed towards cancerous tissues. Skin ulceration and bone marrow suppression are examples of dose limiting side effects of external beam radiation.

     Brachytherapy targeted radiation is less prone to concomitant peripheral tissue damage. Brachytherapy takes various forms. Injections of radioactive seeds directly inside a tumor are commonly administered for the treatment of some cancers. Injections of radioactive iodine are used to treat cancer of the thyroid gland. Brain cancers have also been treated with interstitial x-ray radiation delivered through a needle inserted directly into a brain tumor. The drawback of injections of seeds or drugs is that such preparations are expensive to manufacture and difficult to handle in that they decay over time and may expose health workers to radiation unless handled carefully. As a result, such preparations require a radioactive substance handling license and are normally only administered within a hospital, where proper disposal of unused materials can be assured. Current devices, which direct interstitial x-ray radiation through needles for brain tumors, are limited in the dose of radiation that can be administered and require large diameter needles. Another application of radiotherapy is in the relatively new area of intra-operative radiotherapy treatment, where radiotherapy is administered during surgery, for example, into the opened abdomen. If external beam radiation is used for intra-operative radiotherapy, this results in the interruption of surgical procedures and the transfer of a patient from the operating room to the radiotherapy suite with an open wound, unless a hospital has gone to the considerable expense of purchasing radiotherapy equipment for operating room usage.

CANCER RADIOTHERAPY PRODUCTS

     Influ-RAD is the cancer division of Influence. The Company is currently developing the Tomotherapy device for interstitial radiation treatment of solid tumors.

     Intended Benefits of Cancer Products

     Intended benefits of the Company's cancer treatment products under development include:

     o Potential for high dose, targeted radiotherapy. By targeting radiation directly inside a cancerous tumor, the Company believes this product under development may cause less peripheral tissue damage than conventional external beam radiotherapy systems, permitting higher concentrations of x-rays to be used.

     o Cost effective. Designed to be smaller and less expensive than external beam radiotherapy systems, the Company believes this product under development may offer significant cost savings.

     o Safer operation for operator of equipment. Designed to emit less extraneous radiation when in operation and no radioactivity when not in operation, the Company believes this product may be less dangerous to use than conventional external beam systems and radioactive seed products.

     o Reduced environmental risk. In contrast to brachytherapy products utilizing radioactive seeds, which if disposed of improperly may pose environmental hazards, the proposed Tomotherapy device, which only produces radiation when connected to a power source, presents no environmental disposal problem.

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

     Description of Influ-RAD Device

     The Tomotherapy device is a small bore needle connected to a vacuum sealed ceramic head unit, which in turn is connected to a high voltage x-ray generator. X-rays are produced when the unit is plugged in, similar to a conventional x-ray imaging device used in dentist offices. When the unit is turned off, there is no radioactivity, so a special radioactivity handling license is not required to operate such a unit. The intention of the Tomotherapy program is to disperse x-rays at the tip of the needle when it is inserted into the middle of a solid tumor and thereby irradiate cancers from the inside outward. The Company believes that its Tomotherapy device patents differentiate Influ-RAD's technology from other interstitial x-ray devices in development in permitting a higher dose of x-rays to be generated at the needle tip, and for narrower bore needles to be used. Furthermore, Influ-RAD's patent portfolio describes the Tomotherapy device being used with cooling and heating cycles of the needle tip that the Company believes may be important in treating certain solid tumors. Initially, the Company intends to study the use of the Tomotherapy device in cancers of the prostate, bladder and breast as well as for intra-operative radiotherapy. The Company believes that the Tomotherapy device may ultimately be useful as a stand-alone as well as an adjuvant therapy for solid cancerous tumors. The Tomotherapy device is currently in a preclinical stage of development.


     In March 1998, the Company entered into a Technology Development and License Agreement with The Titan Corporation ('Titan') and TomoTherapeutics, Inc. ('TTI'), a subsidiary of Titan (the 'TTI Agreement'). Under the terms of the TTI Agreement, the Company agreed to license certain patented technology and to purchase certain tangible assets from TTI and to work initially with TTI, and subsequently on its own, to develop and market products based on the technology. Upon completion of certain performance milestones by the Company, the Company will issue up to 35,714 shares of Common Stock to TTI.



     Under the terms of the TTI Agreement, the Company has agreed to pay to TTI royalties based on revenues generated from any future products based on such technology. In the event certain performance milestones are not achieved by the Company or the Company fails to make one or more royalty payments to TTI, TTI may have the right to terminate the TTI Agreement, in which case all rights granted to the Company would terminate and revert to TTI. There can be no assurance that the Company will achieve any of the milestones specified in the TTI Agreement. The failure of the Company to retain the rights and benefits granted to it under the TTI Agreement could have a material adverse effect on the Company's business, financial condition and results of operations.


MARKETING AND SALES

     Urology/Gynecology Products


     In the United States, the Company has established a direct sales force of 20 field-based salespersons and nine in-house support staff to market and distribute its products to gynecologists, urologists and urogynecologists. Marketing efforts have initially been focused on prominent physicians and have included conference participation, direct advertising and training seminars to increase awareness of the Company's products. The Company may also implement a general media campaign intended to raise the awareness of incontinence in the general population so that they may approach their physicians to ask about minimally invasive solutions for these conditions. The Company is also seeking alliances with various patient groups, including incontinence groups and various support and women's health organizations. The Company recently signed a distribution agreement with Indigo, a subsidiary of J&J, pursuant to which Indigo will become the Company's exclusive distributor outside of the United States of its current and future urology and gynecology products. Indigo has the right to elect to distribute In-Fast, Straight-In and related products by giving written notice to the Company before October 1, 1999. Prior to such notice, the Company has retained the right, and will continue, to distribute the In-Fast, Straight-In and related products outside the United States.


     Otolaryngology Products


     The Company's Influ-ENT Division has four direct sales people in the United States in addition to regional representatives. Outside the United States, the Company utilizes a direct sales force in certain selected countries and independent representatives in other regions for its otolaryngology products. The existing staff in Germany who, prior to the Company's relationship with Indigo, were formerly engaged primarily in urology/gynecology sales will be refocused on building this distribution channel in ENT. ENT sales efforts are being directed at otolaryngologists, maxillofacial surgeons, sleep physiologists and dentists.

     The Company may also implement general media campaigns intended to raise the awareness of snoring and OSA in the general population to encourage patients to approach their physicians to ask about minimally invasive solutions for these conditions.

     Cancer Radiotherapy Products


     Initial distribution targets are to be in the area of prostate and bladder cancer treatment, which will be distributed through the Company's direct urology/gynecology distribution channel in the United States. The distribution agreement between the Company and Indigo provides that Indigo will become the Company's exclusive distributor outside the United States of the Company's cancer treatment products currently under development.


     As the Company develops the Tomotherapy device in the area of breast cancer treatment, it will determine whether to develop a dedicated sales division for calling upon radiation oncologists, and or interventional radiologists, depending on which specialists undertake the brachytherapy initiative for treating breast cancer.

     In addition to the channels of distribution described above, the Company will also distribute the Tomotherapy product line through a national accounts sales force, which is being developed from within the current national U.S. sales staff, to call upon radiation oncologists and possibly interventional radiologists and their hospital capital equipment purchasing counterparts for all applications of the brachytherapy device, particularly intra-operative radiotherapy.

     The Company has limited experience marketing and selling its products. Establishing marketing and sales capability sufficient to support sales in commercial quantities will require significant resources, and there can be no assurance that the Company will be able to recruit and retain qualified marketing personnel, direct sales personnel or contract sales representatives or that future sales efforts of the Company will be successful. See 'Risk Factors--Limited Marketing and Sales Capability; Potential Dependence on Single International Distributor.'

THIRD-PARTY REIMBURSEMENT

     In the United States, the Company's products generally will be purchased or prescribed by physician groups, hospitals and suppliers. The Company's success will be significantly dependent on its ability to obtain satisfactory reimbursement for its products and for services associated with such products from third-party payors, including private insurance companies, health maintenance organizations, preferred provider organizations, other managed care providers, Medicare and Medicaid.

     The Health Care Finance Administration ('HCFA') administers the Medicare program and determines whether to provide coverage for a particular medical product, procedure or other service and determine a reimbursement level. The Company intends to make application to HCFA for coverage and payment of its products and associated medical services. Private insurance companies often follow HCFA's decisions regarding reimbursement. Under the Medicaid program, states generally reimburse for approved procedures on a fee-schedule basis.

     A key component in the reimbursement decision by HCFA, state Medicaid agencies and most private insurers is the assignment of a Current Procedural Terminology ('CPT') code which is used in the submission of claims to insurers for reimbursement of medical services. CPT codes are assigned, maintained and revised by the CPT editorial board administered by the American Medical Association. The Company believes that surgical procedures using the In-Tac and In-Fast surgical systems, the Company's first two products cleared by the FDA, are covered under existing CPT codes for bladder neck surgery. The Company believes that surgical procedures using the Repose device for tongue and hyoid procedures are covered under existing CPT codes for tongue and hyoid suspension procedures. The Company intends to petition the CPT editorial board for codes for its other products, as needed. There can be no assurance that the Company will succeed in securing or maintaining recognition by the CPT editorial board of specific codes for medical services associated with its approved products and products under development. In addition, HCFA assigns other codes to supplies. The Company will petition HCFA for new supply codes where necessary. There can be no assurance that the Company will succeed in obtaining these supply codes or that any products will be covered by existing supply codes.

     Medicare and many other third-party payors do not reimburse for procedures deemed 'experimental.' See 'Business--Government Regulation.' However, effective November 1, 1995, Medicare began allowing local carriers the discretion to cover certain devices with an approved IDE during clinical trials. The Company has received an approved IDE for In-Flow. It is uncertain at this time whether Medicare carriers will cover In-Flow and, if so, at what price. Furthermore, there can be no assurance, even if the Company's future products are cleared or approved by the FDA for new clinical applications, that any coverage and reimbursement will be available for such procedures.

     The Company's strategy for obtaining reimbursement in the United States is to obtain appropriate reimbursement codes and perform outcome studies in conjunction with clinical trials to establish the efficacy and cost effectiveness of its products compared to competing diagnostic and therapeutic products. The Company intends to use this health economics data when approaching health care payors to obtain coverage and reimbursement authorization.

     The Company currently has minimal experience in obtaining reimbursement for its products in the United States or other countries. In addition, third-party payors are routinely limiting reimbursement coverage for medical devices and in many instances are exerting significant pressure on medical suppliers to lower their prices. The Company could also be adversely affected by changes in reimbursement policies of government or private health care payors, particularly to the extent that any such changes affect reimbursement for therapeutic or diagnostic procedures in which the Company's products are used. For example, effective January 1, 1999, HCFA will reimburse hospital outpatient departments for services and supplies based on a prospective payment system, which means that outpatient departments will be paid a flat fee for a procedure regardless of the cost of a supply or device associated with a procedure. Hospital inpatient procedures currently are reimbursed under such a system. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payors for procedures in which the Company's products are used, or adverse changes in government and private third-party payors' policies toward reimbursement for such procedures, could have a material adverse effect on the Company's business, financial condition and results of operations.


     There is widespread concern that health care reform proposals and related market initiatives in the United States may lead third-party payors to decline or further limit reimbursement. The extent to which third-party payors may determine that the use of the Company's products will save costs or will at least be cost effective is highly uncertain, and it is possible that they will limit coverage and reimbursement for products developed by the Company. Because of uncertainties regarding the possible federal and state health care reform measures that could be proposed and initiatives to reduce costs by private payors, the Company cannot predict whether reimbursement for the Company's products will be affected or, if affected, the extent of any effect. Third-party payors may also decline to reimburse for procedures, supplies or services determined to be not 'medically necessary' or 'reasonable.'


     Market acceptance of the Company's products in international markets may be dependent in part upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored and private health care insurance. Although the Company and its distributors will seek international reimbursement approvals, obtaining such approvals can require 12 to 18 months or longer and there can be no assurance that any such approvals will be obtained in a timely manner, if at all. In addition, certain countries may require additional clinical trials to be conducted, which can be costly and time consuming and could delay or prevent reimbursement. Failure to receive additional international reimbursement approvals could have a material adverse effect on market acceptance of the Company's products in the international markets in which the Company and its partner is seeking approvals and could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Risk Factors--Uncertainty Relating to Third Party Reimbursement.'

MANUFACTURING

     The Company currently intends to manufacture substantially all of its products at its facility in Israel, which enables the Company to benefit from certain Israeli tax advantages. Most components of the Company's products are manufactured by subcontractors in Israel, Germany, the United States and other locations. The Company's employees at the facility in Israel currently assemble components, perform quality assurance and control and package the products. Currently, assembled products are sterilized by a subcontractor and also by the Company's own sterilization chamber located in its facility in Israel. Beginning in the fourth quarter of 1997, certain components, which had been individually manufactured by machine shops in Israel and elsewhere, were produced by subcontractors using automated injection molding. The Company has limited experience in manufacturing commercial quantities of its products and products under development. It currently has a facility capable of limited manufacturing of its products and products under development for use in clinical trials and production of products currently being marketed in commercial quantities. The Company had a product backlog in the first half of 1997 with respect to the In-Tac inserter due to production capacity constraints. There can be no assurance that the Company can successfully manufacture commercial quantities of all products currently under development. In order to successfully commercialize its products and products under development, the Company will have to increase the number of units it can produce, reduce per-unit manufacturing costs and achieve the extremely high quality standards required for such products. In order to manufacture in commercial quantities on the foregoing basis, the Company will be required either to enhance significantly its existing capabilities and equipment and recruit and retain a sufficient number of skilled manufacturing personnel, or to enter into arrangements with third parties to manufacture its products and products under development. The Company has implemented a Quality System based on the requirements of the QSReg., ISO 9001, ISO 9002 and EN-46001. The Quality System is presently certified for ISO 9001 and EN-46001. To date, the following products are CE Marked for distribution in
Europe: In-Tac, In-Fast, Repose, Triangle Sling, Straight-In and Ramus Male Sling. To date, the Company's facility has not been inspected by the FDA for compliance with the QSReg. There can be no assurance that the Company will be able to establish manufacturing capability, successfully undergo inspection by the FDA, successfully make the transition to commercial manufacturing or manufacture its products cost-effectively, or at all. Failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business--Facilities.'

     The principal materials, but not all materials, used in the Company's products are currently available from several sources. The Company may, in the future, seek to enter into supply agreements with certain suppliers if it considers this to be a cost-effective means of assuring the availability of essential materials. Any interruption in the supply of raw materials currently used by the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Risk Factors-- Limited Manufacturing Experience; Risks Associated with Manufacturing Delays,' and 'Risk Factors--Risks Associated with Ability to Manage Expanding Operations.'

PATENTS, LICENSES AND PROPRIETARY TECHNOLOGY

     The Company's success will depend in part on its ability to obtain and maintain patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company's strategy regarding the protection of its proprietary rights and innovations is to seek patents on those aspects of its technology that it believes are patentable and to protect as trade secrets other confidential and proprietary information.


     The Company has an exclusive worldwide license to certain technology related to its In-Tac surgical system. Two issued U.S. patents cover certain technology related to the In-Tac system, including the inserter device and a method for transvaginal bladder neck suspension surgery using an anchor and suture inserted into the pubic bone. In consideration for the license, the Company will pay to the owner thereof a royalty of 0.5% of the income derived from that technology. The Company has an issued U.S. patent and U.S. pending patent applications with claims covering various other aspects of the In-Tac, In-Fast, Straight-In and Repose systems and employed methods such as the anchors and screws with suture, the inserters, and the method of treating OSA. In particular, the Company is pursuing a U.S. patent application having claims covering a hyoid distraction procedure. Upon receipt of such patent, the Company will pay to B. Tucker Woodson, M.D. a royalty of 2% of the income derived from that technology. A foreign patent also has been issued for aspects of the In-Tac device and additional foreign patent protection is still being sought for other aspects of the In-Tac device as well as for In-Fast,

Straight-In and the Repose systems. The Company has one issued U.S. patent covering certain aspects of the technology related to the Company's catheter products. Foreign patents are also being sought with respect to such technology. Additional U.S. and foreign patent applications are pending on certain additional aspects of the technology. The Company is pursuing additional U.S. and corresponding foreign patent applications seeking coverage of its proprietary technology for various other products and has licenses to patents related to other products. The Company is a licensee to three U.S. patents related to the Clip-In system and is a licensee to one U.S. patent on its Tomotherapy device.


     There can be no assurance that any patents will issue from any pending or future patent applications, that any claims obtained will provide adequate protection for the Company's products, or that such issued patents will be enforceable. In addition, methods of treating humans are generally not patentable outside of the United States, nor are claims directed to such methods currently enforceable within the United States against medical practitioners or related health care entities if the patents were issued after September 30, 1996.

     Some of the technology used in, and that may be important to the Company's products is not covered by any patent or patent application of the Company. The Company seeks to maintain the confidentiality of its proprietary technology by requiring employees who work with proprietary information to sign confidentiality agreements and by limiting access by parties outside the Company to such confidential information. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of this information, or that others will not be able to independently develop such information. Moreover, as is the case with the Company's patent rights, the enforcement by the Company of its trade secret rights can be lengthy and costly, with no guarantee of success.


     To date, no lawsuits have been filed against the Company alleging that its technology or products infringe intellectual property rights of others. However, there can be no assurance that such lawsuits will not be brought against the Company in the future or that any such claims will not be successful. The Company has been notified by a third party that it has filed a PCT patent application directed to methods of and an apparatus for treating urinary incontinence by bladder neck suspension through the use of an anchor and suture inserted into bone and a procedure using an anchor with or without sutures. The Company subsequently became aware of a U.S. patent issued to such third party. While the Company and its patent counsel have conducted a review of the third party's relevant issued U.S. patents and the Company is of the opinion in consultation with its patent counsel that neither the Company's In-Tac, In-Fast or Straight-In device nor their use infringes any valid claim of the issued patents, there can be no assurance that a court would not find the Company's products to infringe any issued patent or prevent or limit the sale of the Company's products or require the Company to procure a license, if available. There can also be no assurance that additional U.S. patents will not issue having claims which are valid and infringed by the Company's products. One of the third party's U.S. patents in question contains method claims related to a medical activity and such claims issued after September 30, 1996. In accordance with a change in U.S. patent law which became effective on September 30, 1996, such claims are currently unenforceable against medical practitioners or related health care entities. These patents, however, may be enforceable against manufactures of devices used in the medical activities. To date, however, there has been no judicial decision interpreting the issue of whether this statutory immunity to medical practitioners and related health care entities extends to manufacturers of products which do not otherwise infringe on apparatus claims, and there can be no assurance that the patent's method claims are not enforceable or will not become enforceable retroactively by act of Congress or judicial decision. While the Company believes in consultation with its patent counsel that the Company's products do not infringe the third party's apparatus and article of manufacture claims, there can be no assurance that a court would not find the Company's products to infringe any issued patent, or prevent or limit the sale of the Company's products or require the Company to procure a license, if available. There can also be no assurance that U.S. or other patents will not issue in the future in the name of this particular third party or another party having claims which would constrain the Company's ability to manufacture and sell its products or prevent customers of the Company from practicing the method of bladder neck suspension contemplated by use of the Company's In-Tac, In-Fast or Straight-In surgical systems or any similar products in the future.



     Another entity has brought to the Company's attention the existence of a Spanish patent having related foreign country equivalents and concerning a staple inserter useful for a bladder neck suspension procedure. The Company and its patent counsel have conducted an investigation of the likely scope of this third party's patents in Europe. While the Company believes in consultation with its patent counsel that no patent infringement liability exists based upon the Company's sales and distribution in Europe of its In-Tac, In-Fast or Straight-In surgical systems and related anchors and screws, there can be no assurance that a court would not find the Company's products to infringe any issued patent or prevent or limit the sale of the Company's products or require the Company to procure a license, if available. The Company and its patent counsel have conducted research to determine the existence of U.S. equivalents to the Spanish and other foreign patents and the Company believes in consultation with its patent counsel that none have yet issued. However, there can be no assurance that a U.S. patent will not issue in the future having claims which cover the Company's products.



     The Company is also aware of a number of U.S. patents of third parties related to intra-urethral valved catheters for the treatment of incontinence. The Company's patent counsel has reviewed the patents. The Company believes in consultation with its patent counsel that its proposed catheter products will not infringe any valid claims of those patents. A third party has asserted that the Company's In-Flow intra-urethral valved catheter product infringes the claims of an issued U.S. patent. The Company's patent counsel has reviewed the patent, related documents and the prior art and the Company is of the opinion in consultation with its patent counsel that no valid claim is infringed. There can be no assurances, however, that a suit for patent infringement will not be filed by any patent owners or licensees in the future, that the Company will prevail in defense of any suit charging patent infringement, or that the Company will not be required to take a license under unfavorable terms or be enjoined from manufacturing and selling its intra-urethral valved catheter incontinence device or other products.



     The Company reviewed several U.S. patents of another third party related to screw anchors with suture. These patents potentially relate to the Company's In-Fast, Straight-In and Repose systems. The Company is of the opinion in consultation with its patent counsel that the Company's products do not infringe on the patent rights of this third party. There can be no assurance, however, that a suit for patent infringement will not be filed by any patent owners or licensees in the future, that the Company will prevail in defense of any suit charging patent infringement, or that the Company will not be required to take a license under unfavorable terms or be enjoined from manufacturing and selling its In-Fast, Straight-In and Repose or other products.


GOVERNMENT REGULATION


     The medical devices to be marketed and manufactured by the Company are subject to extensive regulation by the FDA and, in some instances, by foreign governments. Under the Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder (the 'FDC Act'), the FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals or clearances and criminal prosecution.



     Pursuant to the FDC Act, medical devices are classified into one of three classes (i.e., class I, II, or III) based on the controls deemed necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, premarket notification and adherence to the QSReg.) and class II devices are subject to the use of general and special controls (e.g., performance standards, post market surveillance, patient registries, and FDA guidelines). Generally, class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed devices).



     Before a new device can be commercially introduced to the market, the manufacturer generally must obtain FDA marketing clearance through a 510(k) premarket notification ('510(k) Notification') or marketing approval through a premarket application ('PMA'). Clearance of a 510(k) Notification will be granted if the submitted information and data establish that the proposed device is 'substantially equivalent' to a 'predicate device,' i.e. a legally marketed class I or class II medical device, or a 'preamendment' class III medical device for which the FDA has not called for PMAs (a 'preamendment' class III device is one that was on the market before May 28, 1976). The FDA recently has been requiring a more rigorous demonstration of substantial equivalence than in the past. The FDA sometimes requires the submission of clinical data in order to make a substantial equivalence determination. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance, but may take longer. The FDA may determine that the proposed device is not substantially equivalent, or that additional data are needed before a substantial equivalence determination can be made. A 'not substantially equivalent' determination, or a request for additional data, could delay the market introduction of new products that fall into this category and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, modifications or enhancements to the Company's products that are cleared through the 510(k) Notification process that could significantly affect safety or effectiveness of the device or that constitute a major change in the intended use of the device will require the submission of new 510(k) Notifications.



     A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed class I or class II device, or if it is a preamendment class III device for which the FDA has called for PMAs. A device that is substantially equivalent to a preamendment class III device can be brought to market through the 510(k) process (with the additional step of passing a preapproval inspection by the FDA for compliance with the QSReg.) until the FDA either calls for the submission of PMA applications or downclassifies the device to class I or II. Manufacturers of preamendment class III devices that the FDA retains in class III must submit PMA applications 90 days after the publication of a final regulation calling for PMAs, even if the device has already received 510(k) premarket clearance. On the other hand, if the FDA downclassifies a preamendment class III device to class I or II, a PMA application is not required and such devices may continue to be marketed via the 510(k) Notification process.


     A PMA application must be supported by valid scientific evidence which typically includes extensive data, including human clinical trial data to demonstrate the safety and effectiveness of the device. The PMA application must also contain the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition the submission must include the proposed labeling, advertising literature, and training methods (if required).

     Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the PMA. An FDA review of a PMA application generally takes one to two years from the date the PMA application is accepted for filing, but may take significantly longer. The review time is often significantly extended by the FDA asking for more information or clarification of information already provided in the submission. During the review period, an advisory committee, typically a panel of clinicians, will likely be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. The FDA typically accords great weight to, but is not bound by, the recommendations of the advisory panel. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with QSReg. requirements.


     If the FDA's evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. The FDA may also determine that additional clinical trials are necessary, in which case PMA approval may be significantly delayed while additional clinical trials are conducted. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process affecting the safety or effectiveness of the device.


     If human clinical trials of a device are required in connection with either a 510(k) Notification or a PMA, and the device presents a 'significant risk,' the sponsor of the trial (usually the manufacturer or the distributor of the device) is required to file an investigational device exemption ('IDE') application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the result of animal and laboratory testing. If the IDE application is reviewed and approved by the FDA and one or more appropriate Institutional Review Boards ('IRBs'), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a 'nonsignificant risk' to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRBs without prior approval by the FDA. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted to and approved by the FDA before a sponsor or an investigator may make a change to the investigational plan that may effect the scientific soundness or the rights, safety or welfare of human subjects.

     The Company has the following FDA clearances or exemptions: In-Tac, In-Fast, Straight-In, Triangle Sling (gelatin coated), Triangle Sling (uncoated), Triangle Sling (allographic), Clip-In, In-Probe, and Repose-Tongue. The Company has made modifications to some of its cleared devices, which the Company believes do not require the submission of new 510(k) Notifications. There can be no assurance, however, that the FDA would agree with any of the Company's determinations not to submit a new 510(k) Notification for any of these changes or would not require the Company to submit a new 510(k) Notification for any of the changes made to the device. If the FDA requires the Company to submit a new 510(k) Notification for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) Notification is cleared by the FDA.



     The Company has submitted 510(k) Notifications for seven products: (Raz Fascial Anchor-Stress Incontinence (resorbable and non-resorbable versions), Raz Fascial Anchor-Vaginal Vault Prolapse (resorbable and non-resorbable versions), In-Bio, Ramus Male Sling, and Repose-Hyoid. In July 1998, the FDA issued written requests for additional information and clinical data about the Raz Fascial Anchor--Stress Incontinence (resorbable and non-resorbable versions) and Raz Fascial Anchor--Vaginal Vault Prolapse (resorbable and non-resorbable versions). The FDA indicated that the Company has not yet identified appropriate predicate devices that could serve as the basis for a substantial equivalence decision, and also that the Company must either conduct certain performance testing and generate clinical data to address certain safety concerns or justify why such testing is not necessary. In August 1998, the FDA issued written requests for additional information and clinical data about the Repose-Hyoid. In March 1998, the FDA issued written requests for additional information (but not clinical data) about the In-Bio. Currently, the Company is in the process of providing the requested information and/or discussing with the FDA the precise nature of the data that will be required. The Company also intends to withdraw the previously submitted 510(k) Notifications for the Raz Fascial Anchors (resorbable versions) pending a final agency determination regarding 510(k) clearance for the Raz Fascial Anchors (non-resorbable versions). The Company will likely be required to conduct further product testing, including possibly clinical testing. There can be no assurance that the Company will resubmit withdrawn 510(k) submissions, that the FDA will grant 510(k) clearance to these products in a timely fashion, or at all, or that the FDA will not require these products to go through the PMA approval process.


     The In-Flow device is being studied in a clinical trial approved by FDA. There can be no assurance that the trial will generate data sufficient to support PMA approval or that the In-Flow device will receive PMA approval in a timely manner, or at all. Failure to obtain PMA approval for the In-Flow device could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company anticipates that the Cryo-Prost, In-Tele and Cryo-ENT devices will be eligible for the 510(k) process. The Company believes that In-Probe is currently exempt from the 510(k) Notification requirement, and it is marketed in the United States on that basis. However, the Company expects that a 510(k) Notification will be required for a version of the In-Probe that would include an Angle Measurement supplement that the Company is developing. There can be no assurance, however, that the FDA will not require any of these devices to undergo the PMA approval process.



     The Company believes that the Tomotherapy device may be eligible for the 510(k) Notification process and intends to pursue that possibility with the FDA. However, no assurance can be given that the FDA will not require the Tomotherapy device to undergo the PMA approval process. Nor can assurance be given that the FDA will not require clinical data for the device, that the FDA will approve a clinical trial, or that a trial, if completed, will generate data adequate to support 510(k) clearance or PMA approval. There can be no assurance that 510(k) clearance or PMA approval can be obtained for the Tomotherapy device in a timely fashion, or at all.


     In an April 1994 document setting forth FDA's strategy for addressing preamendment class III devices, FDA indicated that preamendment class III implanted mechanical/hydraulic urinary continence devices, a category that includes the In-Cuff device, were among fifteen 'high priority' devices that presented an unreasonably high risk to public health because significant issues of safety and/or effectiveness were not being resolved or, to the agency's knowledge, had little probability of being resolved. FDA indicated that these devices were not considered candidates for downclassification and were very likely to be required to submit PMAs.

     In February 1995, FDA issued a proposed regulation that would retain these devices in Class III and require that they undergo the PMA process. Until a final regulation is published, the In-Cuff is eligible for the 510(k) process, with the addition of a preapproval inspection for QSReg. compliance. If such clearance is obtained before FDA issues a final regulation requiring PMA approval for this type of device, the Company will be required to have a PMA accepted for filing within 90 days after publication of a final regulation calling for PMA applications. There can be no assurance that the Company would be able to have a PMA application accepted for filing within the required time frame or that any data or information submitted in a PMA application would be adequate to support approval of the device. The Company believes, based on the FDA's announced position as to certain other devices, that upon timely filing of a PMA the FDA would permit continued commercial distribution of the In-Cuff during the time necessary to review the PMA. There can be no assurance, however, that FDA would do so, nor can any assurance be given that the FDA would approve a PMA for the In-Cuff.


     Any devices manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to the FDA's QSReg., which imposes certain procedural and documentation requirements with respect to device design, development, manufacturing, and quality assurance activities. Manufacturers must also comply with Medical Device Reporting ('MDR') requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved ('off label') uses.


     The Company is subject to inspection by the FDA for compliance with the QSReg., MDR requirements, and other applicable regulations. To date, the Company's facility has not been inspected by the FDA. Although the Company's facilities and manufacturing procedures are designed to comply with QSReg. requirements, there can be no assurance that the FDA would find them in compliance with all relevant aspects of the QSReg.

     The Company and its products are also subject to a variety of state laws and regulations in those states or localities where its products are or will be marketed. Any applicable state or local regulations may hinder the Company's ability to market its products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business.

     The Company and its products may also be subject to other Federal, state, local or foreign regulations relating to health and safety, environmental matters, quality assurance and the like. The Company's compliance with laws that regulate the discharge of materials into the environment or otherwise relate to the protection of the environment does not have a material effect on the ongoing operations of the Company. The Company has not made any material expenditures for environmental control facilities, nor does it anticipate any such expenditures for the remainder of 1997.

     Changes in existing requirements or adoption of new requirements or policies could adversely affect the ability of the Company to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect upon the Company's business, financial condition or results of operations.

     International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for the FDA approval, and the requirements may differ.

     The Company has implemented a Quality System based on the requirements of the QSReg., ISO 9001 and EN-46001. The Quality System is presently certified for ISO 9001 and EN-46001. The Company currently has the following products CE
Marked: In-Tac, In-Fast, Straight-In, In-Flow, Triangle Sling, Ramus Male Sling and Repose. The European Union requires that medical devices receive a CE Mark by mid-1998 in order to commercially market and sell medical products in the countries of the European Economic Area. While the Company intends to satisfy the requisite policies and procedures that will permit it to maintain ISO 9001 and obtain CE Mark certification for future products, there is no assurance that it will be successful in meeting such certification requirements. See 'Risk Factors--No Assurance of Regulatory Approvals; Potential Delays.'

RESEARCH AND DEVELOPMENT


     The primary activity of the Company to date has been the research and development of technology for the diagnosis and treatment of urology/gynecology pathology and otolaryngological disorders. In addition, the Company has begun research and development for cancer treatment and has identified other potential applications for its core proprietary technologies. The Company believes that its future success will depend in large part upon its ability to enhance its proposed products and to develop new products. Accordingly, the Company intends to devote significant funds and efforts to research and development. The Company conducts all of its research and development activities in Israel. As of June 30, 1998, 19 employees of the Company in Israel were involved in research and development. Through June 30, 1998, the Company has spent approximately $9.8 million on research and development. See 'Risk Factors--Intense Competition and Risks Associated with Rapid Technological Change,' 'Use of Proceeds,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business--Competition.'


COMPETITION

     The Company is engaged in rapidly evolving and highly competitive fields. The Company believes that the primary competitive factors include the level of physician and consumer awareness and acceptance of available treatment methods, consistency of product quality and delivery, price, technical capability and the training of health care professionals and consumers in the use of available treatment methods. The Company's ability to compete in this industry will also be affected by its product development capabilities and innovation, its ability to obtain required regulatory clearances and approvals, its ability to protect the proprietary technology included in its products, its manufacturing and marketing capabilities and its ability to attract and retain skilled employees. Current major competitors who compete in the incontinence market include Kimberly-Clark Corp., Procter & Gamble Co., Johnson & Johnson, C.R. Bard Inc., Kendall Co., Mentor Corp. and Baxter Technologies, Inc. Current major competitors who compete in the market for surgical or implantable products for incontinence include Boston Scientific Corporation, American Medical Systems, Inc., C.R. Bard, Inc., Advanced UroScience, Inc., UroSurge, Mentor Corp. and Johnson & Johnson. The Company is aware that Rochester Medical Corp., UroQuest Medical Corporation, Imagyn Medical, Inc., UroMed Corp. and HK Medical Technologies Inc. have developed or are developing intra-urethral devices for the treatment of incontinence. The Company is aware that Dantec Medical, Inc. manufactures competing diagnostic devices. Companies competing in the BPH field include Merck & Co., Inc. and Abbott Laboratories in the drug area and Indigo, VidaMed, Inc., United States Surgical Corp., Urologix, Inc., Edap Technomed International, SA and Endocare, Inc. Companies with devices available or under development to treat OSA or snoring include Healthdyne Technologies Inc., Mallinckrodt, Inc., ArthroCare Corp., Xomed Inc., Respironics, Inc., ResMed, Inc., Coherent, Inc. and Laser Industries Ltd. and Somnus Medical Technologies, Inc. Companies with devices available or under development in the brachytherapy field include Theragenics Corp., UroMed Corp., Nucletron Corp., Theratron, Imagyn Medical, Inc. and Photoelectron Corp. Companies with external beam products include Varian Associates Inc., Siemens AG, Siemens Medical Corp., Siemens Medical Oncology Care Systems, Phillips Medical Systems North America Co., General Electric Co., Mitsubishi Corp., Elekta and Toshiba Corporation.

     Many of the Company's competitors and potential competitors have significantly greater financial, manufacturing, marketing, distribution and technical resources and experience than the Company. It is possible that other large health care and consumer products companies may enter markets targeted by the Company. Furthermore, academic institutions, governmental agencies and other public and private research organizations will continue to conduct research, seek patent protection and establish arrangements for commercializing products. Such products may compete directly with any products which may be offered by the Company. Finally, competitors in the medical device industry have in the past and may in the future employ litigation to gain a competitive advantage. See 'Risk Factors--Dependence on Patents, Licenses and Proprietary Technology; Risk of Infringement Claims' and 'Risk Factors--Intense Competition and Risks Associated with Rapid Technological Change.'

EMPLOYEES


     As of June 30, 1998, the Company employed 116 individuals on a full-time basis, approximately 69 of which were located at the Company's facility in Israel. Thirty-three of the Company's employees were engaged in manufacturing and quality control, 19 were engaged in research and development, 44 were involved in sales and marketing and 20 were engaged in general and administrative activities. The Company believes that it has been highly successful in attracting experienced and capable personnel. However, there can be no assurance that the Company will continue to do so. See 'Risk Factors--Dependence on Key Personnel.'


     The Company is not a party to any collective bargaining agreements. However, the Company's Israeli operations are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel's General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination or death of an employee, and, in certain circumstances, upon the retirement of an employee. In order to meet these requirements, the Company contributes on an ongoing basis towards 'managers' insurance' funds that combine pension, insurance and, if applicable, severance pay benefits. These contributions are expected to cover a significant portion of the Company's obligations, but certain additional sums may be payable by law. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar to the United States Social Security Administration. Other provisions of Israeli law or regulation govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. See 'Risk Factors--Principal Subsidiary's Location in Israel.'

FACILITIES


     The Company maintains its principal executive office in a 3,100 square foot facility in San Francisco, California, pursuant to a lease expiring in June 1999. The Company currently leases an approximately 18,000 square foot facility in Hertzliya, Israel. The Company believes that this facility will provide adequate space for the manufacture and assembly of commercial quantities of its products. The Israeli facility is dedicated to research and development, manufacturing and administration. The FDA regulates facilities that manufacture medical devices intended for sale in the United States. Although the Company's facilities and manufacturing procedures are designed to comply with QSReg. requirements, there can be no assurance that the FDA would find them in compliance with all relevant aspects of the QSRegs. During the investigational device trial phase, the Company is exempt from these formal requirements. The Company's facility in Hertzliya has received ISO 9001 and ISO 9002 certification. See 'Risk Factors--No Assurance of Regulatory Approvals; Potential Delays,' 'Risk Factors--Limited Manufacturing Experience; Risks Associated with Manufacturing Delays,' 'Risk Factors-- Principal Subsidiary's Location in Israel,' 'Business--Manufacturing' and 'Business-- Government Regulation.'


PRODUCT LIABILITY AND WARRANTIES

     The testing, marketing and sale of medical devices entail a risk of product liability claims by consumers and others. The Company maintains product liability insurance with an aggregate coverage limit of $10 million. The Company expects to review the adequacy of such coverage from time to time. There can be no assurance that the Company will be able to secure or maintain product liability insurance in such amounts that management believes to be reasonably sufficient to cover foreseeable product liability claims. Furthermore, market clearance or approval of the Company's products by the FDA will not shield the Company from product liability exposure. See 'Risk Factors --Product Liability Exposure.'

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings, nor is the property of the Company the subject of any such proceedings.

SCIENTIFIC ADVISORY COMMITTEE

     The Company has established a Scientific Advisory Committee for urology/gynecology products consisting of experts in the field of urology or gynecology which will review clinical studies and recommend product development strategies. Certain members of the Scientific Advisory Committee listed below have received options to purchase shares of Common Stock in connection with previous services to the Company. Members of the Scientific Advisory Committee annually may be granted options to purchase shares of Common Stock. In addition, members will be reimbursed for their out-of-pocket expenses and will be paid consulting fees for each meeting of the Scientific Advisory Committee they attend.

                          NAME                                                    POSITION
--------------------------------------------------------  --------------------------------------------------------
David Barrett, M.D......................................  Professor of Urology, Mayo Graduate School of Medicine;
                                                          Chairman, Department of Urology, Mayo Clinic, Rochester,
                                                          Minnesota

Jerry Blaivas, M.D......................................  Clinical Professor of Urology, Cornell University
                                                          Medical School

Richard Bump, M.D.......................................  Associate Professor and Chief, Gynecologic Specialties,
                                                          Duke University

Shlomo Raz, M.D.........................................  Professor of Urology, University of California at Los
                                                          Angeles Medical Center

Stewart Stanton, M.B.B.S................................  Director of the Urology/Gynecology Unit and Co-Director
                                                          of the Pelvic Floor Reconstruction Centre at St.
                                                          George's Hospital in London, England

Alan Wein, M.D..........................................  Professor and Chair of the Urology Department,
                                                          University of Pennsylvania Medical School; Chief of
                                                          Urology, Hospital of the University of Pennsylvania

     In addition, the Company has developed an informal network of preceptors in both the urology/gynecology field and the otolaryngology field consisting of experts who teach procedures, review clinical studies and recommend product development strategies. Certain members of these networks listed below have received options to purchase shares of Common Stock in connection with previous services to the Company. Members may be granted options to purchase shares of Common Stock. In addition, members may be reimbursed for their out-of-pocket expenses and will be paid consulting fees for each meeting they attend at the request of the Company.

                          NAME                                                    POSITION
--------------------------------------------------------  --------------------------------------------------------
Brian Feagins, M.D......................................  Urology Specialists and Associates, Presbyterian
                                                          Hospital, Dallas, Texas

Gary Leach, M.D.........................................  Director of Tower Urology Institute For Continence Los
                                                          Angeles, California

Robert Kovac, M.D.......................................  President, Society of Pelvic Reconstructive Surgery
                                                          Professor, Department of OB/GYN
                                                          Wright State University, Ohio

Yosef P. Krespi, M.D....................................  Director, Department of Otolaryngology, St. Luke's-
                                                          Roosevelt Hospital Center, New York

Tucker Woodson, M.D.....................................  Associate Professor, Medical College of Wisconsin,
                                                          Department of Otolaryngology--Head and Neck Surgery
                                                          Milwaukee, Wisconsin

Richard Hawke, M.D......................................  Professor of Otolaryngology, University of Toronto
                                                          Toronto, Canada

Mark Cohen, M.D.........................................  Clinical Professor of Urology, New York University
                                                          Medical Center, New York

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors and executive officers of Influence and IMT, the Company's Israeli subsidiary, are as follows:


                        NAME                            AGE                         POSITION
-----------------------------------------------------   ---   -----------------------------------------------------
Peter A. Bick, M.D...................................   45    Chief Executive Officer, President and Director

Mordechay Beyar, M.D.................................   41    General Manager of IMT and Vice Chairman of the Board
                                                                of Directors

Oren Globerman.......................................   38    General Manager of IMT and Vice Chairman of the Board
                                                                of Directors

Howard Machek........................................   34    Vice President, Finance, Chief Financial Officer and
                                                                Treasurer

Ze'ev Sohn, Ph.D.....................................   37    Vice President, Research of IMT

Michael Arad.........................................   51    Vice President, Manufacturing of IMT

Lewis C. Pell........................................   55    Chairman of the Board of Directors

Shimon Eckhouse, Ph.D................................   53    Director

Richard A. Lerner, M.D...............................   59    Director Nominee


     DR. BICK has been Chief Executive Officer and President of Influence since May 1996, and a director since July 1996. From June 1994 to February 1996, he was a partner at Sequoia Capital, a venture capital firm. From January 1993 to June 1994, Dr. Bick was a partner at Burr, Egan, Deleage & Co., a venture capital firm. Previously, Dr. Bick was President of Quintiles, Inc., a U.S. subsidiary of Quintiles Transnational Ltd., a contract research, sales and manufacturing organization, which he joined in 1990. Dr. Bick is a physician and Board Certified psychiatrist who completed his training at Harvard Medical School. He holds an M.B., B.S. from the Royal Free Hospital School of Medicine at the University of London and an M.B.A. from Columbia University.

     DR. BEYAR is a founder of Influence and has served as a director since its inception in November 1994. Dr. Beyar also serves as a General Manager of IMT, the Company's Israeli subsidiary. In addition to his work for the Company, from 1994 to the present, Dr. Beyar has served part-time as a practicing urologist at B'nai Zion Hospital in Haifa, Israel. He holds numerous patents in the field of medical devices. Dr. Beyar was a founder of InStent Inc. ('InStent'), a developer of medical stents, and served as a director of InStent Inc. from its founding in 1991 until its acquisition by Medtronic, Inc. From 1991 to the present, Dr. Beyar has also served as a Co-General Manager of the Israeli subsidiary of InStent. Dr. Beyar received an M.D. from Tel Aviv University Medical School.

     MR. GLOBERMAN is a founder of Influence and has served as a director since its inception in November 1994. Mr. Globerman also serves as a General Manager of IMT. He holds numerous patents in the field of medical devices. Mr. Globerman was a founder of InStent and served as a director of InStent from its founding in April 1991 until the acquisition of InStent by Medtronic, Inc. From 1991 to the present, he has also served as the Co-General Manager for the Israeli subsidiary of InStent Mr. Globerman holds a B.Sc. in Engineering from Tel Aviv University.

     MR. MACHEK has been Chief Financial Officer of Influence since October 1997 and Vice President, Finance and Treasurer since May 1998. From 1991 to 1997, Mr. Machek was Senior Financial Accountant at Bio-Rad Laboratories, a life science research product, clinical diagnostic and analytical instruments company and was previously a senior auditor at KPMG Peat Marwick. He received a B.S. in Business Administration from California State University at Hayward and is a Certified Public Accountant in the State of California.


     DR. SOHN has been Vice President, Research of IMT since January 1995. From December 1993 to December 1994, Dr. Sohn was a research and development engineer for Orbotech, Ltd., an Israeli printing technology company. From January 1991 to December 1993, Dr. Sohn was an engineer at Israel Aircraft Industries, an aerospace manufacturer. Dr. Sohn holds a Ph.D. in mechanical engineering from Columbia University.


     MR. ARAD has been Vice President, Manufacturing of IMT since March 1995. From 1988 to 1995, Mr. Arad was Chief Engineer and Manager of Quality Assurance at Dan Sprinklers, Ltd., an Israeli agricultural technology company, and previously was a Group Leader in the Research and Development Department of BMY, Inc., a subsidiary of Harsco Corp., a defense products manufacturer. Mr. Arad holds a B.Sc. in Mechanical Engineering from the Technion-Israel Institute of Technology.

     MR. PELL is a founder of Influence and has served as Chairman of the Board since its inception in November 1994. Mr. Pell co-founded Biosense, Inc. in 1994, and served as Chairman of the Board until Biosense, Inc. was acquired by Johnson & Johnson in October 1997. In 1991, Mr. Pell co-founded InStent, and served as its Chairman until InStent was acquired by Medtronic, Inc. in June 1996. Mr. Pell was a director of Heart Technology Inc., an interventional cardiology medical device company, from its inception in April 1989 until it was acquired by Boston Scientific Corp. in December 1995. Since May 1992, Mr. Pell has served as Vice Chairman and a director of Vision Sciences Inc., a publicly held medical device company. Mr. Pell is a founder or co-founder of a number of other privately held medical device and biotechnology companies.

     DR. ECKHOUSE has been a director of Influence since July 1996. Since April 1992, Dr. Eckhouse has served as Chief Executive Officer and a Director of ESC Medical Systems Ltd., an Israeli company which develops and manufactures medical equipment ('ESC') and since January 1997 Dr. Eckhouse has served as Chairman of the Board of Directors of ESC. From 1986 to 1991, he was the manager of the advanced product development department of Maxwell Laboratories Inc., Dr. Eckhouse holds a Ph.D. in physics from the University of California at Irvine.

     DR. LERNER is currently the President of The Scripps Institute, a state-of-the-art research facility in La Jolla, California. Dr. Lerner served as Chairman of the Department of Molecular Biology of The Scripps Research Institute from 1982-1986 prior to assuming its presidency. He received a B.S. from Northwestern University and an M.D. from Stanford University. It is anticipated that Dr. Lerner will be elected as a director on or prior to the completion of the Offering.

     Set forth below are certain of the Company's additional key employees:

                      NAME                         AGE                       POSITION
------------------------------------------------   ---   ------------------------------------------------
Todd P. Mayo....................................   33    Vice President, Marketing, U.S.
William A. Perry................................   34    Vice President, Sales and Marketing, Europe
Ric E. Cote.....................................   31    National Sales Director, U.S. Urology/Gynecology
Michael J. Pola.................................   34    National Sales Director, U.S. ENT

     MR. MAYO has been Vice President of Marketing for Influence, Inc., a medical device company since December 1997 and a marketing director since July 1997. He joined the company in January 1997 and was initially responsible for sales and marketing of the Pacific Rim region. Mr. Mayo has ten years of sales and marketing experience, most recently with the Microvasive division of Boston Scientific, Inc., a medical device company. Mr. Mayo has a B.S. from Arizona State University.

     MR. PERRY has been Vice President, Sales and Marketing, Europe of Influence since November 1997. He joined Influence in October 1996 as Director, Marketing and Sales for Europe. From August 1994 to October 1996, Mr. Perry worked as Director for Europe for Indigo Medical, Inc. ('Indigo'), a urology company specializing in innovating BPH treatments and a subsidiary of Johnson & Johnson. From June 1992 to August 1994, Mr. Perry held the position of Regional Manager in Europe for Coherent Medical Inc., Mr. Perry has a B.S. in International Relations from Georgetown University and an M.I.M. in International Marketing from the American Graduate School of International Management--Thunderbird.

     MR. COTE joined Influence in October of 1996. He held positions as Western U.S. Sales Manager and National Sales Director before being promoted to Director in December 1997. He has over eight years experience in the urology market, having previously held positions at OMS/Uroheath as Regional Sale Manager, Business Operations Manager-China and Director of Managed Care. Prior to joining Influence, he worked as Sales & Marketing manager for Indigo. Mr. Cote holds a B.S. degree from California State University-Sacramento.

     MR. POLA has been National Sales Director, U.S. ENT since February 1998. From 1997 to 1998 Mr. Pola was VP of Sales and Marketing for ComView Corporation, a private manufacturer of cardiac imaging equipment. From 1995 to 1997 he was Western Regional Sales Manager for Pentax Precision Instrument Corporation, a manufacturer of video and fiberoptic endoscopes. Mr. Pola has also worked as an independent manufacturers representative for such companies as Medtronic Inc., InStent and Medovations Inc. from 1991 to 1997. Mr. Pola holds a B.S. degree in Marketing from Santa Clara University.

COMPENSATION OF DIRECTORS

     Directors currently receive no cash fees for services provided in that capacity but may be reimbursed for out-of-pocket expenses they incur in connection with their attendance at meetings of the Board of Directors.

COMMITTEES OF THE BOARD


     Prior to the consummation of the Offering, the Board of Directors will establish an audit committee to review the internal accounting procedures of the Company, review the services provided by the Company's outside accountants and to oversee transactions in which directors may be interested parties. The members of the audit committee will be Dr. Eckhouse, Dr. Bick and Mr. Globerman.



     Prior to the consummation of the Offering, the Board of Directors will establish a compensation committee to make recommendations concerning the salaries and incentive compensation of employees of the Company and to administer the 1998 Long-Term Incentive Plan and the 1995 Stock Option Plan. The members of the compensation committee will be Dr. Eckhouse, Mr. Pell and, upon appointment as a director, Dr. Lerner.


EXECUTIVE COMPENSATION


     Summary Compensation Table. The following table sets forth certain information for the years ended December 31, 1996 and December 31, 1997 with respect to the annual and long-term compensation of the Company's Chief Executive Officer and each executive officer whose annual salary and bonus exceeded $100,000 (collectively, the 'Named Executive Officers'):


                           SUMMARY COMPENSATION TABLE


                                                                                                            LONG-TERM
                                                                                                           COMPENSATION
                                                                       ANNUAL COMPENSATION                    AWARDS
                                                          ----------------------------------------------   ------------
                                                                                          OTHER ANNUAL      SECURITIES
                                                                    SALARY                COMPENSATION      UNDERLYING
NAME                                                       YEAR      ($)      BONUS($)         ($)          OPTIONS(#)
--------------------------------------------------------  ------   --------   --------   ---------------   ------------
Peter A. Bick, M.D .....................................    1997    156,250   50,000(1)        9,858           --
  President and Chief Executive Officer(2)                  1996     88,303      --             --           235,238

Mordechay Beyar, M.D. ..................................    1997    150,000      --           35,620           --
  General Manager, IMT(3)                                   1996    150,000      --           38,324           --

Oren Globerman .........................................    1997    150,000      --           35,620           --
  General Manager, IMT(3)                                   1996    150,000      --           38,324           --


------------------------

(1) This bonus was paid in 1997 for services rendered to the Company from May 1996 through May 1997.


(2) Dr. Bick joined the Company in 1996. Dr. Bick's 1996 salary does not include $30,000 paid to Dr. Bick in 1996 for consulting services to the Company prior to becoming President and Chief Executive Officer. See
    'Management--Employment Agreements' regarding the terms of Dr. Bick's employment agreement, including the grant of options to him.



(3) Includes amounts paid to NMB Medical Applications Ltd. ('NMB') for the services of Dr. Beyar and Mr. Globerman. See 'Management--Employment Agreements' and 'Certain Transactions.'


GRANTS, EXERCISES AND HOLDINGS

     Option Grants. No stock options were granted during the fiscal year ended December 31, 1997 to the Named Executive Officers.

     Option Exercises and Holdings. The following table sets forth certain information with respect to stock option exercises during the fiscal year ended December 31, 1997 by the Named Executive Officers and the value of stock options held by such individuals at the end of the year.

                                                                        OPTION EXERCISES IN LAST FISCAL YEAR AND
                                                                             FISCAL YEAR-END OPTION VALUES
                                                              ------------------------------------------------------------
                                                              NUMBER OF SHARES UNDERLYING        VALUE OF UNEXERCISED
                                                                 UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                                                  DECEMBER 31, 1997(#)          DECEMBER 31, 1997($)(1)
                                                              ----------------------------    ----------------------------
                                                              EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                                                              -----------    -------------    -----------    -------------
Peter A. Bick, M.D.........................................     130,000          86,667         1,034,800       689,869
Mordechay Beyar, M.D.......................................      --              --               --             --
Oren Globerman.............................................      --              --               --             --

------------------
(1) Based on a value of $12.00 per share, the midpoint of the range of the estimated initial public offering price, less the per share exercise price of $4.04, multiplied by the number of shares underlying the unexercised options.

EMPLOYMENT AGREEMENTS

     Under the terms of an employment agreement dated May 31, 1996 between the Company and Dr. Bick, Dr. Bick receives a salary of $150,000 per annum, plus a performance bonus to be determined by the Board of Directors. In addition, Dr. Bick was granted options to purchase 235,239 shares of Common Stock at an exercise price of $4.04 per share, 105,238 of which vested immediately, 43,333 of which vested on May 31, 1997, 43,333 of which vested on May 31, 1998 and the remainder of which vests on May 31, 1999. The Company and Dr. Bick have agreed to an amendment to his employment agreement, effective as of January 15, 1998, pursuant to which the term of Dr. Bick's employment agreement would be extended until January 15, 2001. Pursuant to this amendment, the Company granted Dr. Bick additional stock options for 63,493 shares exercisable at $4.04 per share (the exercise price of the original grant of stock options to Dr. Bick), of which 15,874 vested on January 15, 1998, and of which 47,619 vest in equal installments on each January 15, 1999, 2000 and 2001, respectively. In addition the Company agreed that Dr. Bick's base salary would be increased to $200,000 per year following the completion of the Offering. If Dr. Bick is terminated without cause, his salary and health benefits will be paid for six months and the next succeeding vesting date of his stock options will be accelerated to the date of termination. Upon a change in control of the Company, any stock options not yet vested will, under certain circumstances, immediately vest.

     Each of Mr. Globerman and Dr. Beyar entered into agreements with the Company in August 1996 pursuant to which each receives an annual salary of $150,000 and devotes such time to the Company as is necessary for the management of the business and affairs of the Company. Such salary is in lieu of any further payments to NMB, a research and development company controlled by Mr. Globerman and Dr. Beyar, which had been made at the rate of $7,000 per month prior to July 1, 1996. At the subsequent request of Dr. Beyar and Mr. Globerman, the Company has fulfilled its obligations under these agreements by continuing to pay NMB the amounts due Dr. Beyar and Mr. Globerman under such agreements.

STOCK OPTION PLANS

     1998 Long-Term Incentive Plan


     The Company has reserved a total of 790,000 shares of Common Stock for issuance pursuant to the Company's long-term incentive plan (the '1998 Long-Term Incentive Plan'). As of the date hereof, the Company has granted to employees and to certain individuals who provided valuable services to the Company options to purchase an aggregate of 422,755 shares of Common Stock at a weighted average exercise price of $8.80 per share under the 1998 Long-Term Incentive Plan, of which none have been exercised and 99,360 are exercisable immediately. The remaining options are exercisable from 1998 through 2002 or upon achievement of certain milestones. See 'Shares Eligible for Future Sale.'

     The 1998 Long-Term Incentive Plan will be administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the 1998 Long-Term Incentive Plan, the Compensation Committee has the authority to select the optionees or stock recipients and determine the terms of the options or restricted stock granted, including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price, (iv) the duration of the option and (v) the time, manner and form of payment for restricted stock and upon exercise of an option. An option is not transferable by the optionholder except by will or by the laws of descent and distribution, or, in the case of nonqualified options only, pursuant to a valid domestic relations order.

     1995 Stock Option Plan


     The Company has reserved a total of 801,640 shares of Common Stock for issuance pursuant to the Company's stock option plan (the '1995 Stock Option Plan'). As of the date hereof, the Company has granted to employees and to certain individuals who provided valuable services to the Company options to purchase an aggregate of 801,640 shares of Common Stock at a weighted average exercise price of $3.83 per share under the 1995 Stock Option Plan. Of these, options to purchase 43,329 shares have been exercised and options to purchase 555,677 shares are exercisable immediately. The remaining options are exercisable from 1998 through 2001 or upon achievement of certain milestones. See 'Shares Eligible for Future Sale.'


     The 1995 Stock Option Plan will be administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the 1995 Stock Option Plan, the Compensation Committee has the authority to select the optionees or stock recipients and determine the terms of the options or restricted stock granted, including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price, (iv) the duration of the option and (v) the time, manner and form of payment for restricted stock and upon exercise of an option. An option is not transferable by the optionholder except by will or by the laws of descent and distribution, or, in the case of nonqualified options only, pursuant to a valid domestic relations order.

                              CERTAIN TRANSACTIONS

     In connection with the founding of the Company, NMB, a company controlled by Oren Globerman and Dr. Mordechay Beyar, founders, directors and principal stockholders of the Company, transferred certain of the Company's core technology to the Company in exchange for $300,000. In March 1995, the Company paid NMB $26,500 to reimburse NMB for development expenditures related to additional technology transferred to the Company. During 1995, the Company purchased equipment from NMB for $25,000. From March 1995 until June 30, 1996, Influence paid NMB a consulting fee of $7,000 per month principally for the services of Dr. Beyar and Mr. Globerman, who received no direct compensation from the Company. The Company believes that such transactions were on terms no less favorable to the Company than those obtainable from a third party. Dr. Beyar and Mr. Globerman each entered into agreements with the Company in August 1996 pursuant to which each was to receive an annual salary of $150,000. At the subsequent request of Dr. Beyar and Mr. Globerman, the Company has fulfilled its obligations under these agreements by continuing to pay NMB the amounts due Dr. Beyar and Mr. Globerman under such agreements.

     During 1995, the Company sold an aggregate of 713,000 shares of Series A Convertible Preferred Stock to investors at a purchase price of $5.00 per share. Each share of Series A Convertible Preferred Stock is convertible into 1.24 shares of Common Stock and has a liquidation value of $5.00 per share. In September 1996, the Company received stockholder approval of an amendment to the Series A Convertible Preferred Stock to provide for the automatic conversion of the Series A Convertible Preferred Stock prior to completion of a public offering.


     On September 20, 1995, the Company repurchased and retired 49,524 shares of Common Stock at a price of $4.04 per share from each of Mordechay Beyar, Oren Globerman and Ze'ev Sohn, executive officers of the Company. The Company believes that such transactions were on terms no less favorable to the Company than those obtainable from a third party.


     Mr. Lewis C. Pell, the Chairman of the Board of Directors of Influence, made loans to Influence on June 10, August 14, and November 7, 1996, in the aggregate amount of $3 million. All outstanding principal and interest were repaid to Mr. Pell on December 18, 1996. In April 1996, the Company entered into an agreement with Jessco Medical Supply Company ('Jessco'), a company owned by Mr. Pell, pursuant to which the Company pays $2,500 per month to Jessco for consulting services. During 1996 and 1997, the Company paid $22,500 and $30,000, respectively, to Jessco for such services. The Company believes that such transactions were on terms no less favorable to the Company than those obtainable from a third party.



     Medtronic became a shareholder of the Company in connection with an agreement, dated November 10, 1996 (the 'Medtronic Agreement') between Medtronic, the Company and substantially all of the stockholders of the Company. Under the terms of the Medtronic Agreement, Medtronic received, in December 1996, an option to acquire substantially all of the shares of common and preferred stock of the Company for approximately $180 million, or for approximately $28 per share on a fully diluted basis. Pursuant to the Medtronic Agreement, Medtronic invested $20 million in the Company and received a convertible debenture of the Company (the 'Debenture'). Medtronic's option to acquire the Company expired unexercised on June 10, 1997. Pursuant to the terms of the Debenture, all outstanding principal and accrued interest on June 10, 1997, which amounted to $20,837,808, automatically converted into Common Stock at a conversion price of $62.55 per share, which resulted in the issuance to Medtronic of 333,164 shares, or approximately 4.96% of the outstanding Common Stock of the Company prior to the completion of the Offering.


     The Company has agreed pursuant to the Debenture to prepare and file under the Securities Act of 1933 (the 'Securities Act') a registration statement covering the offer and sale of Medtronic's shares of Common Stock, upon the request of Medtronic at any time six months following the completion of the Offering. In addition, the Company has agreed to include Medtronic's shares in any registration statement (other than the registration statement of which this Prospectus is a part) filed by the Company under the Securities Act. See 'Shares Eligible for Future Sale.'

     In March, 1998, the Company entered into an agreement in principle with Galil Medical Ltd. ('Galil'), an affiliate of ESC Medical Systems, Ltd. ('ESC'), to jointly develop and own technology for cryo-surgery. Pursuant to this agreement in principle, the Company and Galil will form a joint venture to commercialize the technology. The Company will be responsible for clinical trials required to obtain CE Mark approval for any proposed products using such technology, and Galil will provide necessary equipment for clinical trials. Additional terms of the joint venture, including those related to responsibility for FDA approval and sales and marketing, will be determined by the parties at a later date. Dr. Shimon Eckhouse, a director of the Company, is the Chief Executive Officer, Chairman of the Board of Directors and a Director of ESC.


     On August 17, 1998, Indigo and the Company signed a distribution agreement, pursuant to which Indigo will become the Company's exclusive distributor outside the United States of the Company's current and future products, subject to certain exceptions, in the fields of urology and gynecology and its radiotherapy product under development. In connection with the distribution agreement, the Company and Johnson & Johnson Development Corporation ('JJDC'), a subsidiary of J&J, entered into an investment agreement. The investment agreement provides, in addition to the $1 million note entered into in May 1998, that JJDC invest an additional $6 million in the Company. In exchange for the $6 million cash investment and the outstanding $1 million note, the Company issued a $7 million covertible note (the "J&J Note"). The J&J Note is automatically convertible into Common Stock upon completion of the Offering at a conversion price equal to the price of the Shares offered hereby. In the event the initial public offering of the Company is not completed by May 1999, the J&J Note will automatically convert into shares of Common Stock at a price per share based on a valuation of all the Common Stock of the Company (on a fully diluted basis) equal to $82 million. Furthermore, if within five years of such conversion the Company consummates an initial public offering at a valuation of less than $82 million, the Company will issue additional capital stock to JJDC so that the effective price per share of the conversion of the J&J Note would equal the price per share of the capital stock in such initial public offering.


     For a description of certain employment agreements, see 'Management-- Employment Agreements.'

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information with respect to beneficial ownership of Common Stock as of the date hereof, and as adjusted to reflect the sale by the Company of the Common Stock being offered hereby, by:
(i) each person who is known by the Company to be the beneficial owner of more than 5% of Influence's outstanding shares of Common Stock; (ii) each of the Company's Named Executive Officers; (iii) each of the Company's directors; and
(iv) all directors and executive officers of the Company as a group. Except where otherwise indicated by footnote, and subject to community property laws, where applicable, the Company believes, based on information furnished by such owners, that the beneficial owners of the shares of Common Stock listed below have sole investment and voting power with respect to such shares.



                                                                                               PERCENT OF SHARES
                                                                             SHARES          BENEFICIALLY OWNED(1)
                                                                          BENEFICIALLY     --------------------------
                                                                         OWNED PRIOR TO     PRIOR TO         AFTER
NAME                                                                      OFFERING(1)      OFFERING(%)    OFFERING(%)
----------------------------------------------------------------------   --------------    -----------    -----------
Oren Globerman(2).....................................................      1,025,142         15.27          12.18
Mordechay Beyar, M.D.(3)..............................................        831,380         12.38           9.88
Lewis C. Pell(4)......................................................        778,761         11.60           9.26
Katsumi Oneda(5)......................................................        623,380          9.28           7.41
Johnson & Johnson Development Corporation(6)..........................        583,333          8.69           6.93
Medtronic Asset Management, Inc.(7)...................................        333,164          4.96           3.96
Peter A. Bick, M.D.(8)................................................        207,778          3.01           2.42
Shimon Eckhouse, Ph.D.................................................          7,429            *              *
All directors and executive officers as a group (9 persons)(9)........      3,160,985         45.43          35.51


------------------
*   Less than one percent


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to securities. Applicable percentage ownership is based on 6,714,131 Shares outstanding as of the date hereof (assuming (i) the conversion of Series A Convertible Preferred Stock into Common Stock,
    (ii) a 1-for-1.26 reverse stock split of the shares of the Company's Common Stock, which will be effective immediately prior to the closing of the Offering, and (iii) the 583,333 shares of Common Stock issuable upon conversion of the J & J Note upon completion of the Offering at the assumed initial offering price of $12.00 per share) and 8,414,131 Shares outstanding after completion of the Offering. Shares of Common Stock subject to the options currently exercisable, or exercisable within 60 days after the date hereof, are deemed outstanding for computing the percentage of beneficial ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.


(2) Mr. Globerman owns all of such shares through Globerman Engineering Ltd., a company organized under the laws of the State of Israel, of which Mr. Globerman and his brother are the sole shareholders. Does not include 123,809 shares of Common Stock owned by Benjamin Globerman, Mr. Globerman's brother, and 12,380 shares of Common Stock owned by Arie Spectorovsky, Mr. Globerman's cousin, beneficial ownership of all such shares being disclaimed by Mr. Globerman. Mr. Globerman's address is care of Influence Medical Technologies, Ltd., 12 Hasadnaot, Hertzliya 46728, Israel.

(3) Dr. Beyar owns all of such shares through UroTek Ltd., a company organized under the laws of the State of Israel, of which Dr. Beyar and his wife are the sole shareholders. Does not include 247,619 shares of Common Stock beneficially owned by Raphael Beyar, Dr. Beyar's brother, 12,380 shares of Common Stock owned by Foster Padway, Dr. Beyar's brother-in-law, and 12,380 shares of Common Stock owned by Meyer Bachar, Dr. Beyar's cousin, beneficial ownership of all such shares being disclaimed by Dr. Beyar. Dr. Beyar's address is care of Influence Medical Technologies, Ltd., 12 Hasadnaot, Hertzliya 46728, Israel.

(4) Includes 123,809 shares of Common Stock held by Phyllis L. Pell, Mr. Pell's wife as custodian for Candice Pell, their daughter. Does not include 6,190 shares of Common Stock held by Aron Pell, Mr. Pell's brother,

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
    12,380 shares of Common Stock held by Norman Pell, Mr. Pell's father and 123,809 shares of Common Stock held by Jessica H. Pell, Mr. Pell's daughter. Beneficial ownership of all such shares is disclaimed by Lewis C. Pell. Mr. Pell's address is 40 Ramland Road South, Suite 18, Orangeburg, New York 10962.

(5) Does not include 123,809 Shares held by Hidetoshi Oneda and 123,809 Shares held by Nami Oneda, Mr. Oneda's son and daughter, respectively. Mr. Oneda's address is 40 Ramland Road South, Suite 18, Orangeburg, New York 10962.


(6) Johnson & Johnson Development Corporation is a wholly owned subsidiary of Johnson & Johnson. Includes 583,333 shares of Common Stock issuable upon completion of the Offering at the assumed initial public offering price of $12.00 per share.



(7) Medtronic Asset Management Inc. is a wholly owned subsidiary of Medtronic, Inc., whose address is 7000 Central Avenue N.E., Minneapolis, Minnesota 55432.



(8) Including options to purchase 189,207 shares of Common Stock exercisable within 60 days of the date hereof. Dr. Bick's address is care of the Company at 71 Stevenson Street, Suite 1120, San Francisco, California 94105.



(9) Includes 244,362 options exercisable within 60 days of the date hereof held by certain directors and executive officers.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The authorized capital stock of Influence consists of 23,809,524 shares of Common Stock and 850,000 shares of preferred stock, $0.01 par value per share (the 'Preferred Stock'). Upon consummation of the Offering, there will be outstanding an aggregate of 8,414,131 shares of Common Stock.


     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Certificate of Incorporation, as amended (the 'Certificate'), which is included as an exhibit to the Registration Statement, and by the provisions of applicable law.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Voting rights are not cumulative, with the result that holders of more than 50% of the shares of Common Stock are able to elect all of the Directors. Holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors in its discretion out of funds legally available therefor. See 'Dividend Policy.' The holders of Common Stock are entitled to receive on a pro rata basis all assets remaining for distribution to stockholders, subject to the rights of any Preferred Stock outstanding, upon liquidation or dissolution of the Company. The Common Stock does not have preemptive or other subscription rights, any conversion rights or any redemption or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when sold, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of the Offering, the Board of Directors will have the authority to issue 100,000 shares of Preferred Stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be more favorable then the rights of the Common Stock, without further vote or action by the stockholders. The Board of Directors could, without the approval of the stockholders, issue Preferred Stock having voting or conversion rights that could adversely affect the voting power of the holders of Common Stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock could be used, under certain circumstances, to render more difficult or discourage a hostile takeover of the Company. The Company has no present plans to issue any shares of Preferred Stock.

LIMITATION OF LIABILITY

     The Certificate and the Company's By-laws contain provisions which stipulate that a director will not be personally liable for monetary damages to the Company or its shareholders which result from breaches of a director's fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived improper personal benefit. Further, the Certificate provides generally for indemnification of the directors and officers of the Company to the fullest extent permitted under Delaware law, and permits indemnification for all other persons whom the Company is permitted to indemnify. Management believes that such provisions are necessary to attract and retain qualified directors and officers.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S CERTIFICATES AND BYLAWS

     In addition to the directors' ability to issue shares of Preferred Stock in one or more series, certain provisions of Delaware law are commonly considered to have an anti-takeover effect. The Company is subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a 'business combination' (which includes mergers, asset-sales or other transactions resulting in financial benefit to the stockholder) with an 'interested stockholder' (a stockholder who has acquired more than 15% but less than 85% of the outstanding voting shares of a corporation which is subject to the statute) for a period of three years subsequent to the date on which the stockholder became an 'interested stockholder.' The prohibition does not apply if (1) prior to the completion of the three year period, the corporation's Board of Directors approved the transaction through which the stockholder became an 'interested stockholder' or (2) the 'business combination' is approved by the corporation's Board of Directors and is authorized by a vote of at least two-thirds of the outstanding stock of the corporation not owned by the 'interested stockholder.'

     A Delaware corporation may 'opt out' of the Anti-Takeover Law with an express provision either in its original certificate of incorporation or in its certificate of incorporation or by-laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company is a Delaware corporation that is subject to the Anti-Takeover Law and has not 'opted out' of its provisions.

     The foregoing provisions of Delaware law and the Company's Certificate and Bylaws could have the effect of discouraging others from attempting hostile takeovers of the Company and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Common Stock that might result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which might result in a premium over the market price of the Common Stock or which stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon the completion of the Offering, the Company will have outstanding 8,414,131 shares of Common Stock (8,669,131 if the Underwriters' over-allotment option is exercised in full). Of these shares, the 1,700,000 shares sold in the Offering (1,955,000 if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by 'affiliates' of the Company as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below). The remaining 6,130,798 shares of Common Stock held by existing stockholders (the 'Restricted Shares') were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in 'broker's transactions' or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1.0% of the number of shares of Common Stock then outstanding (approximately 84,141 shares immediately after this Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.


     Upon completion of the Offering 2,856,253 shares, including shares subject to the lock-up restrictions described below, will become eligible for immediate sale pursuant to Rule 144(k) and, beginning 90 days after commencement of the Offering, an additional 3,262,166 shares, including shares subject to the lock-up restrictions described below, will become eligible for sale pursuant to Rule 144 or Rule 701 under the Securities Act ('Rule 701'). A further 12,379 shares held by existing stockholders will become eligible for sale at various times over a period of less than one year. The 583,333 shares to be issued to JJDC upon conversion of the J&J Note will become eligible for sale pursuant to Rule 144 one year after the completion of the Offering. Upon expiration of the lock-up agreements, an aggregate of 2,616,725 shares will become immediately eligible for sale without restriction pursuant to Rule 144(k) or Rule 701 (described below), and approximately 3,274,500 additional shares will be eligible for sale subject to the timing, volume, and manner of sale restrictions of Rule 144.


     The Company, its officers and directors, and certain beneficial owners of the Company's Common Stock, owning upon the closing of the Offering, in the aggregate 5,891,225 shares of Common Stock, have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract of sale, pledge, grant of any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract to sell, pledge, grant any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company, for a period of 180 days from the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 144(k), shares subject to lock-up agreements will not be salable until the agreements expire. Upon the expiration of these lock-up agreements, all of the Restricted Shares will become eligible for sale, subject in some cases to the limitations of Rule 144. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements.


     An employee, officer or director of or consultant to the Company who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provision of Rule 144. The Company intends to file a registration statement on Form S-8 under the Securities Act no sooner than 180 days after the date of this Prospectus covering the 1,548,293 shares subject to outstanding options or reserved for issuance under the Company's stock option plans. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above. Following the date 180 days after the date of this Prospectus, an aggregate of approximately 825,876 shares will be issuable upon the exercise of currently outstanding options. Such shares will be freely tradable in the public market upon exercise, pursuant to such registration statement on Form S-8.


     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future. See 'Underwriting.'


     The Company has agreed pursuant to the Debenture issued to Medtronic to prepare and file under the Securities Act a registration statement covering a proposed offer and sale of Medtronic's shares of Common Stock, upon the request of Medtronic at any time beginning six months following the completion of the Offering. In addition, the Company has agreed to include Medtronic's shares in any registration statement (other than the registration statement of which this Prospectus is a part) filed by the Company under the Securities Act.

     The Company has agreed pursuant to the Registration Rights Agreement, dated as of March 16, 1998, by and between the Company and TTI (the 'Registration Rights Agreement'), to notify the holders of Common Stock who are parties to the Registration Rights Agreement prior to the filing of any registration statement under the Securities Act for the purposes of a public offering of the securities of the Company, but excluding registration statements relating to an initial public offering or to employee benefit plans, and will offer each such holder to register the Common Stock held by such holder.


     The Company has agreed, pursuant to the Investment Agreement with JJDC, to prepare and file under the Securities Act a registration statement covering a proposed offer and sale of JJDC's shares of Common Stock, upon the request of JJDC at any time beginning six months following the completion of the Offering. In addition, the Company has agreed to notify JJDC prior to the filing of any registration statement under the Securities Act for the purposes of a public offering of the securities of the Company, but excluding registration statements relating to employee benefit plans, and will offer to register JJDC's shares of Common Stock.

                    ISRAELI TAXATION AND INVESTMENT PROGRAMS

     The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on the Company, and certain Israeli Government programs benefiting the Company. The following also contains a discussion of certain Israeli tax consequences to persons purchasing the Shares offered hereby. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the taxing authorities in question. In addition, reductions have been proposed in certain Government benefit programs discussed herein, and there can be no assurance that such benefits will continue at their current levels, or at all. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

GENERAL ISRAELI CORPORATE TAX STRUCTURE

     Income of the Company's wholly-owned Israeli subsidiary, IMT, will be subject to Israeli tax. The corporate tax rate in Israel is 36%. Nevertheless, the effective tax rate payable by a company which derives income from an 'Approved Enterprise' may be considerably less. IMT's Israeli manufacturing facility was granted Approved Enterprise status. See '--Law for the Encouragement of Capital Investments, 1959' below.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     General

     The Law for the Encouragement of Capital Investments, 1959 (the 'Investment Law') provides that capital investments in a production facility (or other eligible assets) may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. An Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants and tax benefits. The Company's manufacturing facility in Israel was granted Approved Enterprise status in December 1996. IMT has requested that certain research and development and manufacturing equipment, which was acquired before the Approved Enterprise status was granted, be neutralized for determining IMT's taxable income. Management expects to receive such approval upon completion of the investment program.

     Tax Benefits

     Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25%. Such income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital (conferring rights to profits, voting and appointment of directors) and of its combined share and loan capital which is owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. These tax benefits are granted for a limited period until the earlier of (i) seven years (or 10 years for companies which are at least 25% foreign owned) from the first year in which the Approved Enterprise has taxable income, (ii) 12 years from commencement of production, and (iii) 14 years from the date of approval of the Approved Enterprise status. For companies, such as the Company's Israeli subsidiary, whose foreign shareholding exceeds 25%, Approved Enterprise status creates entitlement to reduced tax rates for a period not to exceed 10 tax years rather than the maximum seven tax years applicable to companies without foreign investment. There can be no assurance, however, that the provisions of the law will not change.

     A company that received Approved Enterprise status after April 1, 1986 may elect to receive grants under the Investment Law or, in lieu of such grants, to participate in an alternative benefits program (the 'Alternative Benefits Program'), under which the undistributed income from the Approved Enterprise is fully exempt from Corporate Tax for a defined period of time. The period of tax exemption ranges between two and ten years, depending upon the location within Israel of the Approved Enterprise and the type of the Approved Enterprise.

On expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period.

     The Company's manufacturing facility was granted Approved Enterprise status under the Investment Law, and the Company has elected the Alternative Benefits Program with regard to such approvals. Subject to compliance with applicable requirements, income derived from the Company's Approved Enterprise facility will be tax exempt for a maximum of two years after the Company first has taxable income, and will be subject to a reduced tax rate for a maximum of eight additional years (depending upon the level of foreign investment). The grant of Approved Enterprise status is subject to certain conditions, including achievement of a budgeted capital investment program and export outside of Israel of a majority of the Company's products manufactured in the facility. If the Company fails to meet such conditions, the Company may lose its Approved Enterprise status and would be subject to income tax at the regular 36% rate. The failure of the Company to maintain its Approved Enterprise status could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Risk Factors-- Principal Subsidiary's Location in Israel.'

     A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including the tax thereon) at the rate that would have been applicable had the company not elected the Alternative Benefits Program. The dividend recipient is taxed at the reduced rate of 15% applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the tax exemption period. In the case of a company with over 25% foreign shareholding (as defined by law), the 12-year limitation on reduced withholding tax on dividends does not apply. This tax may be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See 'Risk Factors--Absence of Dividends' and '--Capital Gain and Income Taxes Applicable to Non-Israeli Shareholders.'

     If only a part of a company's taxable income is derived from an Approved Enterprise or if a company operates under more than one approval, its effective corporate tax rate is a weighted combination of the various applicable rates.

     Other Benefits

     An Approved Enterprise is also entitled to other incentives from the Israeli Government, whether or not the Alternative Benefits Program is elected. These include accelerated depreciation on property and equipment, generally ranging from 200% (in respect of equipment) to 400% (in respect of buildings) of the ordinary depreciation rates (and not special depreciation rates, see 'Law of Encouragement of Industry (Taxes), 1969') during the first five tax years of the operation of these assets, subject to a ceiling of 20% per year with respect to depreciation on buildings.

     The benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, including meeting certain export requirements. In the event that these conditions are violated, in whole or in part, the Company's Israeli subsidiary would be required to refund the amount of benefits, with the addition of the Israeli CPI linkage differences and interest.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     Under the Law for the Encouragement of Industry (Taxes), 1969 (the 'Industry Encouragement Law'), a company qualifies as an 'Industrial Company' if it is resident in Israel and at least 90% of its income in a given tax year (exclusive of income from certain specified sources) is derived from Industrial Enterprises owned by that company. An 'Industrial Enterprise' is defined as an enterprise whose principal activity in a particular tax year is industrial manufacturing.

     Pursuant to the Industry Encouragement Law, an Industrial Company is entitled, among other things, to deduct the purchase price of patents or certain other intangible property rights (other than goodwill) over a period of eight years beginning with the year in which such rights were first used.

     Under certain income tax regulations, special depreciation rates have been determined for machinery, equipment and buildings used by an Industrial Enterprise. These rates differ based on factors including the date of commencement of operation and the number of work shifts. An Industrial Company owning an Approved Enterprise may choose between the above depreciation rates and the depreciation rates available to Approved Enterprises.

     Qualification as an Industrial Company under the Industry Encouragement Law is not conditioned upon the receipt of prior approval from any Israeli Government authority. Although the Company believes that it qualifies as an Industrial Company, no assurance can be given that the Company's Israeli subsidiary actually so qualifies or will in the future be able to avail itself of any benefits available to companies so qualifying.

TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax (Inflationary Adjustments) Law, 1985 (the 'Inflationary Adjustments Law') attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the Inflationary Adjustments Law provides significant tax deductions or additions and adjustments to depreciation methods and tax loss carryforwards to compensate for loss of value resulting from an inflationary economy. The Company's Israeli subsidiary's taxable income is determined under this law.

     The Israeli Income Tax Ordinance and the Inflationary Adjustments Law allow 'Foreign-Invested Companies,' which maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on the operating results as reflected in the dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI (in lieu of the principles set forth by the Inflationary Adjustments Law). For these purposes, a Foreign Invested Company is a company, like the Company's subsidiary, more than 25% of the share capital of which (in terms of rights to profits, voting and appointment of directors) and of the combined share and loan capital of which is held by persons who are not residents of Israel. From inception, the Company's Israeli subsidiary has measured its results for tax purposes on the basis of the changes in the NIS/U.S. dollar exchange rate.

TAX BENEFITS AND GOVERNMENT SUPPORT FOR RESEARCH AND DEVELOPMENT

     Under the Law for the Encouragement of Industrial Research and Development, 1984 (the 'Research Law') research and development programs approved by a research committee are eligible for grants or loans upon meeting certain criteria against payment of royalties from the sale of the product developed in accordance with the program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist ('OCS') ranging from 3% to 5% on sales of products developed as a result of a research project so funded until 100% of the dollar-linked grant is repaid. The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. Under the regulations, if the Chief Scientist permits the manufacture of any such product outside of Israel, the royalty rate increases substantially, to approximately 33% or higher. In addition, the total amount to be repaid to the OCS is adjusted to 120%, 150% or 300% of the grant if the manufacturing volume that is performed in Israel is more than 50%, between 10% and 50% or less than 10%, respectively. The Research Law also provides that know-how from the research and development which is used to produce the project may not be transferred to third parties without the approval of a research committee. Such approval is not required for the export of any products resulting from such research or development.

     Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including depreciation on capital expenditures) on scientific research and development, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to the Company through Government grants are not deductible, according to Israeli Supreme Court decisions.

     The Israeli authorities have indicated that the government may reduce or abolish OCS grants in the future. The Company has never applied for any grants from the Office of the Chief Scientist, nor has the Company applied for accelerated depreciation of any research and development expenditures.

CAPITAL GAIN AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

     Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic tax rate applicable to corporations is 36%. The maximum tax rate for individuals is 50%. These rates are subject to the provisions of any applicable bilateral double taxation treaty. The Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the 'Treaty') governs double taxation between the United States and Israel.

     Under the Treaty, dividends of an Israeli company derived from the income of an Approved Enterprise will be subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax would apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company's voting stock for, in general, the current tax year and the preceding tax year of the Israeli company. The lower 12.5% rate applies only on dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the Company has certain amounts of passive income.

     Pursuant to the Treaty, the sale, exchange or disposition of shares of an Israeli corporation by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty ('Treaty U.S. Resident') will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of such company during any part of the 12-month period preceding such sale, exchange or disposition. However, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed on any gain from such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits. In addition, the Treaty restricts taxation in Israel to the sale, exchange or other disposition of stock directly held in an Israeli corporation. Therefore, a sale, exchange or disposition of shares of Common Stock sold in the Offering by a Treaty U.S. Resident should not be subject to tax in Israel.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following general discussion sets forth certain United States federal income tax consequences applicable to the Company and its shareholders depending on the status of either the Company or IMT as a Personal Holding Company, Foreign Personal Holding Company, Controlled Foreign Corporation and Passive Foreign Investment Company. The discussion should not be construed as legal or professional advice and is not exhaustive of all possible tax considerations that may be relevant to a decision whether to invest in the Shares. The precise tax consequences of an investment in the Shares will vary depending on an investor's particular position. In particular, taxes may be imposed on certain investors in the Shares by jurisdictions other than the United States and Israel (including states and localities of the United States), and certain investors may be subject to special taxes in connection with their investment in the Shares (including United States federal alternative minimum taxes).

     The summary of United States income tax laws set out below is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial decisions, published positions of the Internal Revenue Service and the Treaty as of the date hereof and is subject to any changes occurring after that date. Prospective investors are urged to consult with their own tax advisors before making an investment in the Shares.

IN GENERAL

     The Company will be subject to United States federal income tax at rates applicable to regular corporations (currently ranging up to 35%). If the Company receives distributions from IMT, the Company will be entitled, subject to certain limitations, to a credit for Israeli taxes imposed on the Company and withheld with respect to such distributions, and may also be entitled in certain circumstances to a credit for Israeli income taxes paid by IMT. In certain circumstances, the combined Israeli and United States tax burden on the Company may exceed the maximum United States tax rates described above.

PERSONAL HOLDING COMPANY

     If more than 50% of the Company's stock is owned directly, indirectly or by application of certain attribution rules, by five or fewer individuals (including certain tax-exempt organizations, certain trusts, and citizens or residents of the United States or another country) at any time during the last half of the Company's taxable year, and at least 60% of the Company's adjusted ordinary gross income for the taxable year is personal holding company income, the Company will be subject to United States personal holding company tax, in addition to its regular income tax, at a current rate of 39.6% on its undistributed personal holding company income for the taxable year.

     For this purpose, the 'personal holding company income' of a corporation is the portion of the corporation's adjusted ordinary gross income that consists of certain types of passive income, including certain dividends, interest, annuities, rents and royalties (even if the rents and royalties are derived from the active conduct of a trade or business). The 'undistributed personal holding company income' of a corporation is based on its net taxable income (which excludes, for example, income exempt from regular federal income tax), adjusted to reflect (among other things) deductions for federal income taxes and dividends to shareholders paid by the Company.

     The Company believes that it is currently a personal holding company. It is unclear, however, whether the Company will be a personal holding company after the Offering and no assurance can be given that it will not be.

FOREIGN PERSONAL HOLDING COMPANY

     A foreign corporation (such as IMT) is treated as a foreign personal holding company (a 'FPHC') if more than 50% of its stock is owned directly, indirectly (such as through the Company) or by application of certain attribution rules, by five or fewer individuals who are United States citizens or residents and at least 60% (50%, in certain circumstances) of its gross income is foreign personal holding company income. Each direct United States stockholder of a FPHC (including the Company, if IMT is a FPHC) is generally required to include in its income as a dividend an amount equal to its pro rata share of the FPHC's undistributed foreign personal holding company income for the year. This amount is subject to United States income tax (without any credit for foreign taxes paid for the FPHC) and, if the stockholder is a personal holding company, personal holding company tax. If a corporation ceases to satisfy the FPHC stock ownership test on a date prior to the end of a taxable year due to changes in its stock ownership, its direct United States stockholders are required to include only a proportion of its undistributed foreign personal holding company income for the year, based on the period prior to such date.

     For this purpose, a corporation's 'foreign personal holding company income' and 'undistributed foreign personal holding company income' are, with certain exceptions, generally determined in the same manner as the corporation's personal holding company income and undistributed personal holding company income, respectively, except that such amounts are not limited to United States source income.

     Based on the current ownership of the Company, the Company is not presently a FPHC and does not expect to become a FPHC after the Offering.

CONTROLLED FOREIGN CORPORATION

     IMT is a controlled foreign corporation (a 'CFC') for United States federal income tax purposes and it is anticipated that IMT will continue to be a CFC in the foreseeable future. As a result, the Company will be required to include in its income its pro rata share of IMT's subpart F income, and may also be required to include in its income certain additional amounts if IMT has investments in United States property. For this purpose 'subpart F income' includes certain income derived from transactions with related parties and certain types of passive income such as dividends, interest, rents, royalties, and annuities, but does not include, among other things, rents and royalties derived from transactions with unrelated parties in the active conduct of a trade or business.

     The Company does not currently expect that IMT will have any material amount of subpart F income or any material investments in United States property. However, no assurance can be given in this regard.

                                  UNDERWRITING

     The underwriters named below (the 'Underwriters'), for whom Prudential Securities Incorporated, Vector Securities International, Inc. and Fahnestock & Co. Inc are acting as representatives (the 'Representatives'), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names:


                                                                                          NUMBER
UNDERWRITER                                                                              OF SHARES
--------------------------------------------------------------------------------------   ---------
Prudential Securities Incorporated....................................................
Vector Securities International, Inc..................................................
Fahnestock & Co. Inc..................................................................
                                                                                         ---------
Total.................................................................................   1,700,000
                                                                                         =========


     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the
Underwriters may allow to selected dealers a concession of $            per
share; and that such dealers may reallow a concession of $           per share
to certain other dealers. After the offering, the initial public offering price and the concessions may be changed by the Representatives.


     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 255,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 1,700,000.


     The Company has agreed to indemnify the several Underwriters and contribute to any losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company, its executive officers and directors and certain Stockholders, have agreed that they will not, for a period of 180 days subsequent to the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or securities substantially similar thereto, or any securities convertible into or exercisable or exchangeable for, any shares of Common Stock or securities substantially similar thereto of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreements do not prevent the Company from granting additional options under the Stock Option Plan. Further, certain holders of outstanding vested stock options are subject to 180 day lock-up agreements with the Company and/or Prudential Securities Incorporated. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be determined through negotiations between the Company and Representatives. Among the factors to be considered in making such determination will be the prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects for its industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company.

     In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following the closing of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 255,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose 'penalty bids' under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.


                                 LEGAL MATTERS


     The validity of the Shares offered hereby will be passed upon for the Company by Arnold & Porter, New York, New York, and for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS


     The Consolidated Financial Statements as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     Certain of the statements in this Prospectus under the captions 'Risk Factors--Dependence upon Patents, Licenses and Proprietary Technology; Risk of Infringement Claims' and 'Business--Patents, Licenses and Proprietary Rights' have been reviewed and approved by Levisohn, Lerner, Berger & Langsam, New York, New York, patent counsel to the Company, as experts on such matters, and are included herein in reliance upon that review and approval. Andrew S. Langsam, a member of Levisohn, Lerner, Berger & Langsam, owns 1,800 shares of Series A Convertible Preferred Stock which will, immediately prior to the completion of the Offering, convert into 2,228 shares of Common Stock.

                             AVAILABLE INFORMATION


     Influence has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement on Form S-1 under the Securities Act with respect to the Shares being offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to Influence and the Shares being offered, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. As a result of the Offering, Influence will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith will be required to file periodic reports and other information with the Commission, subject to certain exceptions described below. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     [This page contains a flowchart that outlines the steps a physician would take in diagnosing and treating female incontinence. The flowchart also depicts which steps might incorporate the Company's proposed diagnostic and treatment products, including: In-Probe, In-Tele, In-Bio, In-Tac, In-Fast, Raz Fascial Anchors, Straight-In and In-Flow systems and devices.]

                                INFLUENCE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

Report of Independent Accountants..........................................................................   F-2

Consolidated Balance Sheet.................................................................................   F-3

Consolidated Statement of Operations.......................................................................   F-4

Consolidated Statement of Stockholders' Equity (Deficit)...................................................   F-5

Consolidated Statement of Cash Flows.......................................................................   F-6

Notes to Consolidated Financial Statements.................................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Influence, Inc.


     The reverse stock split described in Note 10 to the consolidated financial
statements has not been consummated at August   , 1998. When it has been
consummated, we will be in a position to furnish the following report:



     'In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Influence, Inc. and its subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.'



PRICEWATERHOUSECOOPERS LLP


San Jose, California
June 23, 1998, except as to Note 10 which is as of August   , 1998

                                INFLUENCE, INC.

                           CONSOLIDATED BALANCE SHEET


                                                                                                     PRO FORMA
                                                                                                   STOCKHOLDERS'
                                                            DECEMBER 31,                             EQUITY AT
                                                     ---------------------------     JUNE 30,        JUNE 30,
                                                        1996           1997            1998          (NOTE 2)
                                                     -----------   -------------   -------------    -------------
                                                                                    (UNAUDITED)   (UNAUDITED)
                      ASSETS
Current assets:
  Cash and cash equivalents........................  $16,747,000   $   2,737,000   $     819,000
  Short-term investments...........................      102,000       2,459,000         203,000
  Accounts receivable, net of allowance for
     doubtful accounts of $0 and $37,000 at
     December 31, 1996 and 1997 and $66,000 at June
     30, 1998 (unaudited)..........................         --           391,000         671,000
  Inventories (Note 3).............................      244,000         918,000       1,209,000
  Other current assets (Note 3)....................      224,000         964,000         685,000
                                                     -----------   -------------   -------------
     Total current assets..........................   17,317,000       7,469,000       3,587,000
Property and equipment (Note 3)....................      640,000       1,252,000       1,201,000
                                                     -----------   -------------   -------------
                                                     $17,957,000   $   8,721,000   $   4,788,000
                                                     -----------   -------------   -------------
                                                     -----------   -------------   -------------
  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................................  $   680,000   $     619,000   $     704,000
  Accrued expenses (Note 3)........................      513,000       1,229,000       1,676,000
                                                     -----------   -------------   -------------
     Total current liabilities.....................    1,193,000       1,848,000       2,380,000
                                                     -----------   -------------   -------------
Note payable (Note 4)..............................         --              --         1,017,000   $        --
                                                     -----------   -------------   -------------   -------------
Convertible debenture (Note 4).....................   20,100,000            --              --              --
                                                     -----------   -------------   -------------   -------------
Commitments and contingencies (Note 8)
Stockholders' equity (deficit):
  Series A Convertible Preferred Stock, $0.01 par
     value; 750,000 shares authorized; 713,000
     shares issued and outstanding at December 31,
     1996, 1997 and June 30, 1998 (unaudited); no
     shares outstanding pro forma..................        7,000           7,000           7,000            --
  Common Stock, $0.001 par value; 23,809,524 shares
     authorized; 4,902,525, 5,248,070 and 5,248,070
     shares issued and outstanding at December 31,
     1996 and 1997 and June 30, 1998 (unaudited),
     respectively; 6,215,520 shares outstanding pro
     forma.........................................        4,000           4,000           4,000           5,000
  Additional paid-in capital.......................    4,706,000      25,619,000      27,531,000      28,554,000
  Deferred compensation............................     (283,000)       (137,000)       (758,000)       (758,000)
  Accumulated deficit..............................   (7,770,000)    (18,620,000)    (25,393,000)    (25,393,000)
                                                     -----------   -------------   -------------   -------------
     Total stockholders' equity (deficit)..........   (3,336,000)      6,873,000       1,391,000   $   2,408,000
                                                     -----------   -------------   -------------   -------------
                                                                                                   -------------
                                                     $17,957,000   $   8,721,000   $   4,788,000
                                                     -----------   -------------   -------------
                                                     -----------   -------------   -------------


  The accompanying notes are an integral part of these consolidated financial statements.

                                INFLUENCE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                YEAR ENDED DECEMBER 31,                SIX MONTHS ENDED JUNE 30,
                                     ---------------------------------------------    ----------------------------
                                         1995            1996            1997             1997            1998
                                     ------------    ------------    -------------    ------------    ------------
                                                                                      (UNAUDITED)     (UNAUDITED)
Net sales.........................   $         --    $         --    $   1,114,000    $    154,000    $  1,873,000
Cost of goods sold................             --              --        2,765,000         768,000       1,293,000
                                     ------------    ------------    -------------    ------------    ------------
Gross margin......................             --              --       (1,651,000)       (614,000)        580,000
                                     ------------    ------------    -------------    ------------    ------------
Operating expenses:
  Research and development........      1,250,000       3,219,000        3,155,000       1,250,000       1,913,000
  Sales and marketing.............             --         667,000        3,837,000       1,897,000       3,994,000
  General and administrative......        459,000       1,769,000        2,073,000         669,000       1,469,000
                                     ------------    ------------    -------------    ------------    ------------
     Total operating expenses.....      1,709,000       5,655,000        9,065,000       3,816,000       7,376,000
                                     ------------    ------------    -------------    ------------    ------------
Operating loss....................     (1,709,000)     (5,655,000)     (10,716,000)     (4,430,000)     (6,796,000)
Interest income...................         12,000         236,000          604,000         368,000          69,000
Interest expense..................             --        (354,000)        (738,000)       (773,000)        (46,000)
                                     ------------    ------------    -------------    ------------    ------------
Net loss..........................   $ (1,697,000)   $ (5,773,000)   $ (10,850,000)   $ (4,835,000)   $ (6,773,000)
                                     ------------    ------------    -------------    ------------    ------------
                                     ------------    ------------    -------------    ------------    ------------
Basic and diluted net loss per
  share (Note 2)..................   $      (0.34)   $      (1.16)   $       (2.10)   $      (0.98)   $      (1.29)
                                     ------------    ------------    -------------    ------------    ------------
                                     ------------    ------------    -------------    ------------    ------------
Shares used in computing basic and
  diluted net loss per share (Note
  2)..............................      4,977,427       4,982,821        5,172,656       4,939,059       5,248,093
                                     ------------    ------------    -------------    ------------    ------------
                                     ------------    ------------    -------------    ------------    ------------
Unaudited pro forma basic and
  diluted net loss per share (Note
  2)..............................                                   $       (1.79)                   $      (1.09)
                                                                     -------------                    ------------
                                                                     -------------                    ------------
Shares used in computing unaudited
  pro forma basic and diluted net
  loss per share (Note 2).........                                       6,055,418                       6,215,577
                                                                     -------------                    ------------
                                                                     -------------                    ------------


  The accompanying notes are an integral part of these consolidated financial statements.

                                INFLUENCE, INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                          SERIES A
                                         CONVERTIBLE
                                       PREFERRED STOCK    COMMON STOCK     ADDITIONAL
                                       ---------------  -----------------    PAID-IN      DEFERRED    ACCUMULATED
                                       SHARES   AMOUNT   SHARES    AMOUNT    CAPITAL    COMPENSATION    DEFICIT        TOTAL
                                       -------  ------  ---------  ------  -----------  ------------  ------------  -----------
Balance at December 31, 1994..........      --  $  --   5,020,144  $4,000  $        --  $        --   $   (300,000) $  (296,000)
Sale of Series A Convertible Preferred
  Stock for cash of $5.00 per share... 713,000  7,000          --     --     3,558,000           --             --    3,565,000
Issuance of stock options in
  connection with services rendered at
  fair values of $1.42 to $1.55 per
  option..............................      --     --          --     --       176,000           --             --      176,000
Repurchase of Common Stock for cash of
  $4.04 per share.....................      --     --    (148,571)    --      (600,000)          --             --     (600,000)
Net loss..............................      --     --          --     --            --           --     (1,697,000)  (1,697,000)
                                       -------  ------  ---------  ------  -----------  ------------  ------------  -----------
Balance at December 31, 1995.......... 713,000  7,000   4,871,573  4,000     3,134,000           --     (1,997,000)   1,148,000
Issuance of compensatory stock options
  to employees at exercise price of
  $4.04 per share.....................      --     --          --     --       610,000     (610,000)            --           --
Exercise of stock options.............      --     --      30,952     --       125,000           --             --      125,000
Issuance of stock options in
  connection with services rendered at
  fair values of $9.41 to $12.79 per
  option..............................      --     --          --     --       837,000           --             --      837,000
Amortization of deferred
  compensation........................      --     --          --     --            --      327,000             --      327,000
Net loss..............................      --     --          --     --            --           --     (5,773,000)  (5,773,000)
                                       -------  ------  ---------  ------  -----------  ------------  ------------  -----------
Balance at December 31, 1996.......... 713,000  7,000   4,902,525  4,000     4,706,000     (283,000)    (7,770,000)  (3,336,000)
Conversion of debenture to Common
  Stock at $62.55 per share...........      --     --     333,164     --    20,838,000           --             --   20,838,000
Issuance of stock options in
  connection with services rendered at
  fair values of $2.14 per option.....      --     --          --     --       101,000     (101,000)            --           --
Amortization of deferred
  compensation........................      --     --          --     --            --      171,000             --      171,000
Exercise of stock options.............      --     --      12,381     --        50,000           --             --       50,000
Cancellation of compensatory stock
  options.............................      --     --          --     --       (76,000)      76,000             --           --
Net loss..............................      --     --          --     --            --           --    (10,850,000) (10,850,000)
                                       -------  ------  ---------  ------  -----------  ------------  ------------  -----------
Balance at December 31, 1997.......... 713,000  7,000   5,248,070  4,000    25,619,000     (137,000)   (18,620,000)   6,873,000
Issuance of compensatory stock options
  to employees at exercise prices of
  $0.01 to $4.50 per share
  (unaudited).........................      --     --          --     --     1,324,000   (1,324,000)            --           --
Issuance of stock options in
  connection with services rendered at
  fair values of $4.42 to $8.79 per
  option (unaudited)..................      --     --          --     --       588,000     (588,000)            --           --
Amortization of deferred compensation
  (unaudited).........................      --     --          --     --            --    1,291,000             --    1,291,000
Net loss (unaudited)..................      --     --          --     --            --           --     (6,773,000)  (6,773,000)
                                       -------  ------  ---------  ------  -----------  ------------  ------------  -----------
Balance at June 30, 1998
  (unaudited)......................... 713,000  $7,000  5,248,070  $4,000  $27,531,000  $  (758,000)  $(25,393,000) $ 1,391,000
                                       -------  ------  ---------  ------  -----------  ------------  ------------  -----------
                                       -------  ------  ---------  ------  -----------  ------------  ------------  -----------


  The accompanying notes are an integral part of these consolidated financial statements.

                                INFLUENCE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                       YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED JUNE 30,
                                             -------------------------------------------    ---------------------------
                                                1995            1996            1997            1997           1998
                                             -----------    ------------    ------------    ------------    -----------
                                                                                            (UNAUDITED)     (UNAUDITED)
Cash flows used in operating activities:
  Net loss................................   $(1,697,000)   $ (5,773,000)   $(10,850,000)   $ (4,835,000)   $(6,773,000)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation..........................        10,000          58,000         166,000          63,000        125,000
    Interest on convertible debenture.....            --         100,000         738,000         738,000             --
    Amortization of deferred
      compensation........................            --         327,000         171,000          68,000      1,291,000
    Stock compensation....................       176,000         837,000              --              --             --
    Changes in assets and liabilities:
      Accounts receivable.................            --              --        (391,000)             --       (280,000)
      Inventories.........................            --        (244,000)       (674,000)       (378,000)      (291,000)
      Other current assets................      (116,000)       (108,000)       (740,000)       (277,000)       279,000
      Accounts payable....................        82,000         301,000         (61,000)       (204,000)        85,000
      Accrued expenses....................       100,000         413,000         716,000         256,000        464,000
                                             -----------    ------------    ------------    ------------    -----------
         Net cash used in operating
           activities.....................    (1,445,000)     (4,089,000)    (10,925,000)     (4,569,000)    (5,100,000)
                                             -----------    ------------    ------------    ------------    -----------
Cash flows used in investing activities:
  Purchases of short-term investments.....            --        (103,000)     (2,357,000)     (5,192,000)            --
  Proceeds from the sale of short-term
    investments...........................            --              --              --              --      2,256,000
  Purchases of property and equipment.....      (146,000)       (561,000)       (778,000)       (327,000)       (74,000)
                                             -----------    ------------    ------------    ------------    -----------
         Net cash provided by (used in)
           investing activities...........      (146,000)       (664,000)     (3,135,000)     (5,519,000)     2,182,000
                                             -----------    ------------    ------------    ------------    -----------
Cash flows from financing activities:
  Proceeds from note receivable...........         1,000              --              --              --             --
  Proceeds from issuance of Series A
    Convertible Preferred Stock...........     3,565,000              --              --              --             --
  Repurchase of Common Stock..............      (600,000)             --              --              --             --
  Proceeds from exercise of stock
    options...............................            --         125,000          50,000              --             --
  Proceeds from notes payable to
    stockholder...........................            --       3,000,000              --              --             --
  Proceeds from note payable..............            --              --              --              --      1,000,000
  Repayment of principal on notes payable
    to stockholder........................            --      (3,000,000)             --              --             --
  Proceeds from convertible debenture.....            --      20,000,000              --              --             --
                                             -----------    ------------    ------------    ------------    -----------
         Net cash provided by financing
           activities.....................     2,966,000      20,125,000          50,000              --      1,000,000
                                             -----------    ------------    ------------    ------------    -----------
Net increase (decrease) in cash and cash
  equivalents.............................     1,375,000      15,372,000     (14,010,000)    (10,088,000)    (1,918,000)
Cash and cash equivalents at beginning of
  period..................................            --       1,375,000      16,747,000      16,747,000      2,737,000
                                             -----------    ------------    ------------    ------------    -----------
Cash and cash equivalents at end of
  period..................................   $ 1,375,000    $ 16,747,000    $  2,737,000    $  6,659,000    $   819,000
                                             -----------    ------------    ------------    ------------    -----------
                                             -----------    ------------    ------------    ------------    -----------
Supplemental disclosure of noncash
  financing activities:
  Conversion of convertible debenture and
    accrued interest into Common Stock....   $        --    $         --    $ 20,838,000    $ 20,838,000    $        --
Supplemental cash flow disclosure:
  Interest paid...........................   $        --    $     79,000    $         --    $     32,000    $    15,000


  The accompanying notes are an integral part of these consolidated financial statements.

                                INFLUENCE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)

NOTE 1--ORGANIZATION AND NATURE OF BUSINESS



     Influence, Inc., was incorporated in Delaware on November 9, 1994. Its wholly owned subsidiary, Influence Medical Technologies, Ltd. ('IMT'), an Israeli Corporation, was incorporated on November 22, 1994 and commenced operations on January 1, 1995. On November 7, 1996, IMT incorporated a wholly owned subsidiary, Influence Medical Technologies GmbH, in Germany. Influence, Inc. and its wholly owned subsidiaries (the 'Company') is a medical device manufacturer engaged in the design, development and commercialization of minimally invasive products in the areas of urology/gynecology, otolaryngology, and cancer radiotherapy. The Company's products and products under development include remote-controlled intraurethral valved catheter systems, surgical tools and equipment for performing minimally invasive surgery, diagnostic tools, and an interstitial radiotherapy system for the treatment of cancerous tumors.


  Need for Future Capital and Initial Public Offering

     The Company has sustained net losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. As shown in the accompanying consolidated financial statements at December 31, 1997, the Company has an accumulated deficit of $18,620,000. The continuation of the Company's operations is dependent upon obtaining additional financing through public or private equity or debt financing, collaborative or other arrangements with corporate sources or other sources of financing to fund operations and fully implement its business plan.


     On June 22, 1998, the Company entered into a $6.0 million revolving line of credit agreement (the 'Agreement') with a bank. Amounts drawn under the Agreement are guaranteed by a shareholder, who is also a member of the Board of Directors. Advances under the Agreement bear interest at one percent above the London Interbank Offer Rate. The Agreement expires on June 19, 1999. Also see
Note 10--Subsequent Events.


     In June 1998, the Board of Directors authorized the Company to proceed with an initial public offering of Common Stock (the 'Offering').

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation


     The consolidated financial statements include the accounts of Influence, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


  Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Interim Financial Information


     Interim financial information at June 30, 1998 and for the six month periods ended June 30, 1997 and 1998 included herein is unaudited; however, in the opinion of management, the interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results for the entire year.

                                INFLUENCE, INC.

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Foreign Currency Translation


     The Company's subsidiaries consider their functional currency to be the U.S. dollar. All of the Company's financing activity is in U.S. dollars. Further, substantially all of the Company's revenues and purchases of materials and components are also denominated in U.S. dollars. Accordingly, the primary economic environment in which the Company operates is the U.S. dollar.



     Monetary assets and liabilities denominated in currencies other than U.S. dollars are remeasured using the exchange rates in effect at each balance sheet date, while nonmonetary items are remeasured at historical rates. Net monetary assets (liabilities) denominated in New Israeli Shekels were $(89,000), $215,000 and $(234,000) at December 31, 1996, 1997 and June 30, 1998, respectively. Net monetary assets (liabilities) denominated in other currencies, primarily Deutschemarks, were $24,000, $231,000 and $(44,000) at December 31, 1996, 1997
and June 30, 1998, respectively.



     The Company has not engaged in hedging activities to minimize the risk of fluctuations in exchange rates. Remeasurement adjustments and foreign currency transaction gains or losses are recognized in the consolidated statement of operations. Such amounts were not material for the years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1997 and 1998.


  Cash and Cash Equivalents


     The Company considers all highly liquid investments which have an original maturity of three months or less to be cash equivalents. The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates its fair value. Cash equivalents include time deposits of $16,002,000 at December 31, 1996, commercial paper and corporate obligations of $1,739,000 and $427,000 at December 31, 1997 and June 30,1998, respectively.


  Financial Instruments


     The Company accounts for its short-term investments under Statement of Financial Accounting Standards ("SFAS") No. 115, 'Accounting for Certain Investments in Debt and Equity Securities' ('SFAS 115'). SFAS 115 establishes standards for financial accounting and reporting for investments in equity securities that have readily determinable fair values and for all investment in debt securities. Each investment is classified into one of three categories: held-to-maturity, available-for-sale or trading.



     The Company's short-term investments consist of bank deposits, commercial paper and corporate obligations. All of the Company's investment securities are classified as available-for-sale and are stated at fair market value which approximates cost. The Company did not have any material realized or unrealized gains or losses on its investments in any period presented. Short-term investments consist of the following:



                                                                         DECEMBER 31,
                                                                    ----------------------    JUNE 30,
                                                                      1996         1997         1998
                                                                    --------    ----------    --------
Bank deposits....................................................   $102,000    $  204,000    $203,000
Corporate obligations and commercial paper.......................         --     2,255,000          --
                                                                    --------    ----------    --------
                                                                    $102,000    $2,459,000    $203,000
                                                                    --------    ----------    --------
                                                                    --------    ----------    --------


  Concentration of Risks

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are placed in high credit quality instruments and their composition and maturities are

                                INFLUENCE, INC.

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

regularly monitored by management. The Company deposits most of its cash with a single financial institution. Substantially all of the Company's cash equivalents and short-term investments are managed by a single investment manager. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

     The Company's product development and production facility is located in the State of Israel, and the Company is directly affected by the political, economic and military conditions to which that country is subject. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is required to purchase a certain component used with one of its products from a sole supplier. Although there is currently only one manufacturer of this component, management believes that other suppliers could provide a similar component at comparable terms. However, the loss of this supplier could delay the shipment of one of the Company's products and have a material adverse effect on the Company's results of operations.

  Inventories

     Inventories are stated at the lower of cost, determined using the moving average method, or market.

  Property and Equipment

     Office furniture and equipment, machinery and equipment, motor vehicles and leasehold improvements are stated at cost, less accumulated depreciation. Property and equipment are depreciated on a straight-line basis over their estimated useful lives or over the life of the lease, whichever is shorter. Useful lives range from three to seventeen years for office furniture and equipment and seven to fourteen years for machinery and equipment. Motor vehicles have a useful life of seven years.

  Revenue Recognition

     Revenues are recognized as products are shipped. Allowances for estimated returns are provided upon shipment.

  Research and Development

     Research and development costs and costs associated with patents are expensed as incurred.

  Basic and Diluted Net Loss Per Share


     The Company adopted SFAS No. 128 'Earnings per Share', during the year ended December 31, 1997 and retroactively restated all prior periods. Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common and potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options (using the treasury stock method) and upon the conversion of the convertible debenture and Series A Convertible Preferred Stock (using the if-converted method). Potential common shares have been excluded from the computation of diluted net loss per share as their effect is anti-dilutive.

                                INFLUENCE, INC.

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Unaudited Pro Forma Stockholders' Equity


     Upon completion of the Offering, all shares of Series A Convertible Preferred Stock and the $1.0 million note payable is convertible into 967,450 shares of Common Stock. The pro forma effect of these conversions has been reflected in unaudited pro forma stockholders' equity in the accompanying unaudited consolidated balance sheet at June 30, 1998.



  Unaudited Pro Forma Net Loss Per Share



     The computation of the pro forma basic and diluted net loss per share includes shares of Common Stock issuable upon the conversion of the Company's Series A Convertible Preferred Stock and upon conversion of the note payable. The computation, using the if-converted method, assumes that the conversions occurred on the first day of each period presented.


  Income Taxes

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' ('SFAS 109'). SFAS 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the income tax basis of assets and liabilities and their respective financial reporting amounts at enacted tax rates in effect for the periods in which the differences are expected to reverse.

  Stock-Based Compensation


     The Company has adopted the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' ('SFAS 123'). As permitted, the Company continues to recognize stock-based compensation under the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25. The pro forma effects of applying SFAS 123 are shown in Note 6 to the consolidated financial statements. The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS 123.



  Comprehensive Net Income (Loss)



     Effective January 1, 1998, the Company adopted SFAS No. 130, 'Reporting Comprehensive Income' ('SFAS 130'). SFAS 130 establishes standards for the reporting of comprehensive income (loss) and its components in a full set of general-purpose financial statements. Comprehensive income (loss) is comprised of net income (loss) and other comprehensive earnings such as foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale short-term investments. The Company's unrealized gains and losses on available-for-sale short-term investments have been insignificant for all periods presented.


  Segment Reporting


     In June 1997, the Financial Accounting Standards Board ('FASB') issued SFAS No. 131, 'Disclosures About Segments of An Enterprise and Related Information' ('SFAS 131'). SFAS 131 revises the information required regarding the reporting of operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt SFAS 131 beginning in 1998 and does not expect such adoption to have a material effect on the consolidated financial statements.

                                INFLUENCE, INC.

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)



  Derivative Instruments and Hedging



     In June 1998, the FASB issued SFAS No. 133, 'Accounting for Derivative Instruments and Hedging Activities' ('SFAS 133'). SFAS 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company will adopt SFAS 133 in the first quarter of the fiscal year ending December 31, 2000 and does not expect such adoption to have a material effect on its consolidated financial statements.


NOTE 3--BALANCE SHEET COMPONENTS


                                                                                  DECEMBER 31,
                                                                             ----------------------     JUNE 30,
                                                                               1996         1997          1998
                                                                             --------    ----------    ----------
Inventories consist of the following:
  Raw materials...........................................................   $186,000    $  582,000    $  730,000
  Work-in-process.........................................................     23,000        66,000       161,000
  Finished goods..........................................................     35,000       270,000       318,000
                                                                             --------    ----------    ----------
                                                                             $244,000    $  918,000    $1,209,000
                                                                             --------    ----------    ----------
                                                                             --------    ----------    ----------
Other current assets consist of the following:
  Prepaid expenses........................................................   $ 86,000    $  445,000    $  291,000
  VAT refundable..........................................................     38,000       120,000        69,000
  Prepaid taxes...........................................................     52,000        72,000        36,000
  Due from employees......................................................     23,000       150,000       201,000
  Deposits................................................................     25,000        73,000        23,000
  Other...................................................................         --       104,000        65,000
                                                                             --------    ----------    ----------
                                                                             $224,000    $  964,000    $  685,000
                                                                             --------    ----------    ----------
                                                                             --------    ----------    ----------
Property and equipment consist of the following:
  Office furniture and equipment..........................................   $185,000    $  468,000    $  497,000
  Machinery and equipment.................................................    395,000       803,000       819,000
  Motor vehicles..........................................................    105,000       122,000       150,000
  Leasehold improvements..................................................     22,000        92,000        93,000
                                                                             --------    ----------    ----------
                                                                              707,000     1,485,000     1,559,000
  Less accumulated depreciation...........................................    (67,000)     (233,000)     (358,000)
                                                                             --------    ----------    ----------
                                                                             $640,000    $1,252,000    $1,201,000
                                                                             --------    ----------    ----------
                                                                             --------    ----------    ----------
Accrued expenses consist of the following:
  Accrued compensation and related payroll taxes..........................   $212,000    $  409,000    $  614,000
  Professional fees.......................................................    247,000       446,000       368,000
  Clinical fees...........................................................         --        99,000       390,000
  Other...................................................................     54,000       275,000       304,000
                                                                             --------    ----------    ----------
                                                                             $513,000    $1,229,000    $1,676,000
                                                                             --------    ----------    ----------
                                                                             --------    ----------    ----------



NOTE 4--CONVERTIBLE DEBT



     In May 1998, the Company issued a $1.0 million note payable to Johnson & Johnson Development Corporation ('JJDC'), a subsidiary of Johnson & Johnson, in exchange for cash. The note payable, including

                                INFLUENCE, INC.

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)


NOTE 4--CONVERTIBLE DEBENTURE--(CONTINUED)


accrued interest thereon, will automatically convert into shares of Common Stock at the earlier of a successful initial public offering of Common Stock by the Company or one year. The $1.0 million note accrues interest at 10% per annum and will convert at the initial public offering price upon completion of such offering. In the event the initial public offering is not completed by May 1999, the note payable and accrued interest thereon will automatically convert into shares of Common Stock after one year from issuance at a per share price equal to $82 million divided by the number of then outstanding shares of Common Stock and equivalents, as defined in the note.


     In November 1996, the Company entered into an agreement with Medtronic, Inc. ('Medtronic') which granted Medtronic the option to purchase the Company on or before June 10, 1997 at a purchase price of $180 million (the 'Agreement'). In December 1996, in connection with the Agreement, the Company issued a one-year convertible debenture to Medtronic in exchange for cash of $20 million. The convertible debenture accrued interest at the prime rate which at December 31, 1996 was 8.25%. Accrued interest on the convertible debenture totaled $100,000 at December 31, 1996. Upon termination of the purchase option, the convertible debenture and accrued interest thereon automatically converted into shares of the Company's Common Stock at a per share price equal to $400 million divided by the number of then outstanding Common Stock and equivalents as defined in the Agreement. The convertible debenture, plus accrued interest of $838,000, was converted into 333,164 shares of Common Stock at a conversion price, in excess of fair value, of $62.55 per share on June 10, 1997. At December 31, 1996, the Company estimated that the fair value of the convertible debenture approximated cost based on the proximity of its issuance to year end.

NOTE 5--INCOME TAXES


     No provision for income taxes has been recorded as the Company has incurred net operating losses since inception. The Company's Israeli manufacturing facility has received 'Approved Enterprise' status under Israeli tax law. As such, undistributed income derived from the Company's manufacturing facility in Israel, subject to compliance with applicable requirements by December 30, 1998, will be tax exempt for a maximum of two years after IMT has taxable income, and will be subject to a reduced income tax rate for a maximum of eight additional years (depending upon the level of foreign investment). In the event that IMT were to pay a dividend to the Company in the United States during any tax exempt period, however, the amount of the dividend would be subject to the Israeli corporate income tax from which it was exempt, plus a 15% withholding tax. Further, license fees remitted to the Company in the United States will also be subject to a 15% withholding tax.


     Deferred tax assets are comprised of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1996           1997
                                                         -----------    -----------
Net operating loss carryforwards......................   $   618,000    $ 1,484,000
Expenses not currently deductible.....................       410,000        470,000
                                                         -----------    -----------
                                                           1,028,000      1,954,000
Valuation allowance...................................    (1,028,000)    (1,954,000)
                                                         -----------    -----------
                                                         $        --    $        --
                                                         -----------    -----------
                                                         -----------    -----------

     As of December 31, 1997, the Company has net operating loss carryforwards and other future tax deductions for Israeli tax purposes of $13,000,000 and $2,700,000, which management believes will be utilized to offset future taxable income. At December 31, 1997, the Company also has a net operating loss carryforward for U.S. income tax purposes of $459,000 which will expire in 2009 through 2012. Under the Tax Reform Act of 1986, the amount of and benefit from U.S. net operating losses may be subject to an annual limitation as a result of a change in ownership. The net operating loss carryforward relating to the Company's wholly-owned subsidiary in Germany was not significant.

                                INFLUENCE, INC.

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)


NOTE 5--INCOME TAXES--(CONTINUED)

     Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the U.S and Israeli deferred tax assets such that a full valuation allowance is warranted. These factors include the Company's history of losses, recent increases in expense levels and the uncertainty regarding market acceptance of the Company's products. The Company will continue to assess realizability of its deferred tax assets in future periods.

NOTE 6--STOCKHOLDERS' EQUITY (DEFICIT)

  Common Stock


     Holders of the Company's Common Stock are entitled to one vote per share. The Company's Board of Directors (the 'Board') is elected by a majority vote of the shares of Common Stock voting thereon and any action to be taken by stockholders requires a majority vote of the shares of Common Stock voting thereon. In September 1995, the Company repurchased and retired 148,571 shares of Common Stock from three founders for $600,000 in cash. The repurchase price was based on the estimated fair value of the shares on the repurchase date as determined by the Board of Directors.


     In August 1997, the Board approved a Common Stock split effected in the form of a dividend of 0.56 shares for every share of outstanding Common Stock, together with a corresponding adjustment to outstanding stock options and to the conversion ratio of the Series A Convertible Preferred Stock. All share and per share data in the accompanying consolidated financial statements have been adjusted retroactively to give effect to the stock dividend.

  Series A Convertible Preferred Stock

     At December 31, 1997, the Company had authorized 850,000 shares of preferred stock, 750,000 of which have been designated as Series A Convertible Preferred Stock. The holders of the Series A Convertible Preferred Stock have no voting rights but their shares are convertible at any time at the option of the holder on a 1-for-1.24 basis into Common Stock. Each share of Series A Convertible Preferred Stock is automatically converted into 1.24 shares of Common Stock prior to the closing of an initial public offering. Upon the dissolution or liquidation of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive $5.00 per share before any payments are made to the holders of any other shares of stock. Any remaining amount available after this payment will be distributed to holders of all outstanding shares equally.

     Dividends, when and as declared by the Board, shall be payable to the holders of the Common and Series A Convertible Preferred Stock in amounts consistent with the conversion ratio in effect on the dividend date.

  Stock Option Plan


     During 1995 and 1996, the Board authorized 693,651 shares of Common Stock to be reserved for issuance to employees, directors and consultants under the Influence, Inc. 1995 Stock Option Plan (the '1995 Plan'). Under the 1995 Plan, options are granted at prices determined by the Board of Directors, vest over various periods generally not exceeding four years, and terminate ten years from the date of grant. In January and August 1997, the Board authorized an additional 495,238 shares of Common Stock to be added to the 1995 Plan. In June 1998, the Board cancelled all remaining shares available for future grant under the 1995 Plan.



     In June 1998, the Board authorized 790,000 shares of Common Stock for issuance pursuant to the Company's 1998 Long-Term Incentive Plan (the '1998 Plan'). Under the 1998 Plan, options are granted at prices determined by the Board of Directors, vest over various periods generally not exceeding four years and terminate ten years from the date of grant.

                                INFLUENCE, INC.

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)

NOTE 6--STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED)


     A summary of activity under the 1995 and 1998 Plans is as follows:



                                                                              WEIGHTED
                                                                              AVERAGE
                                                                 OPTIONS      EXERCISE
                                                               OUTSTANDING     PRICE
                                                               -----------    --------
Outstanding as of December 31, 1994.........................           --
  Granted...................................................      200,277      $ 4.04
                                                               -----------

Outstanding as of December 31, 1995.........................      200,277        4.04
  Granted...................................................      424,047        4.81
  Exercised.................................................      (30,952)       4.04
  Canceled..................................................      (16,714)       4.04
                                                               -----------

Outstanding as of December 31, 1996.........................      576,658        4.61
  Granted...................................................      300,387       13.60
  Exercised.................................................      (12,381)       4.04
  Canceled..................................................      (74,286)      12.66
                                                               -----------

Outstanding as of December 31, 1997.........................      790,378        7.28
  Granted...................................................      687,048        6.52
  Canceled..................................................      328,615       11.56
                                                               -----------

Outstanding as of June 30, 1998.............................    1,148,811        5.60
                                                               -----------
                                                               -----------



     At December 31, 1996 and 1997 and June 30, 1998, 323,070, 427,287, and
673,379 options with weighted average exercise prices of $5.05, $5.29 and $4.49, respectively, were exercisable.



     The following table summarizes information about stock options granted under the 1995 and 1998 Plans for the periods indicated:



                                                                                          SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                     JUNE 30,
                                        --------------------------------------------    --------------------
                                                1996                    1997                    1998
                                        --------------------    --------------------    --------------------
                                        WEIGHTED    WEIGHTED    WEIGHTED    WEIGHTED    WEIGHTED    WEIGHTED
                                        AVERAGE     AVERAGE     AVERAGE     AVERAGE     AVERAGE     AVERAGE
                                        EXERCISE      FAIR      EXERCISE      FAIR      EXERCISE      FAIR
                                         PRICE       VALUE       PRICE       VALUE       PRICE       VALUE
                                        --------    --------    --------    --------    --------    --------
Options granted at fair value........    $ 4.04      $ 0.58      $13.67      $ 3.18      $ 8.80      $ 4.42
Options granted below fair value.....      4.70        4.31          --          --        3.21        6.62



     The following table summarizes information about stock options outstanding and vested under the 1995 and 1998 Plans:



                                                                                 JUNE 30, 1998
                                                                   -----------------------------------------
                                                                                                  WEIGHTED
                                                                                                   AVERAGE
                                                                                                  REMAINING
                                                                     NUMBER         NUMBER       CONTRACTUAL
                        EXERCISE PRICES                            OUTSTANDING    EXERCISABLE       LIFE
----------------------------------------------------------------   -----------    -----------    -----------
$ 0.01..........................................................      104,763        94,842       9.98 years
$4.04-$5.67.....................................................      632,499       449,700       8.22 years
$8.08-$8.80.....................................................      411,549       128,837       9.90 years
                                                                   -----------    -----------
                                                                    1,148,811       673,379
                                                                   -----------    -----------
                                                                   -----------    -----------

                                INFLUENCE, INC.

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)


NOTE 6--STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED)

     Deferred compensation is recorded when the exercise price of an option is less than the deemed fair value of the underlying Common Stock on the date of grant. From inception through March 31, 1995, all stock options were granted at exercise prices which equaled the then estimated fair value of the underlying Common Stock as determined by the Board of Directors. During 1996, the Company granted options to employees to purchase 290,829 shares of Common Stock at a weighted average exercise price of $4.04 per share, for which deferred compensation of $610,000 was recorded. During the six months ended June 30, 1998, the Company granted options to employees to purchase shares of Common Stock at a weighted average exercise price of $3.39 per share, for which deferred compensation of $1,324,000 was recorded. Total stock compensation expense for the years ended December 31, 1995, 1996, 1997, and the six months ended June 30, 1998, was $176,000, $1,164,000, $171,000, and $1,291,000,
respectively. Deferred compensation is amortized over the vesting period of the related options.



     Under the 1995 Plan, the Company issued fully vested options to consultants to purchase 118,857 and 86,667 shares of Common Stock during 1995 and 1996, respectively, in exchange for services. These options were valued using the minimum value method with the following assumptions: dividend yield of 0%; risk free interest rate of 5.86% to 6.89%; and an expected option term of three years. The Company recognized consulting expense associated with these options of $176,000 and $837,000 for the years ended December 31, 1995 and 1996, respectively. During 1997, the Company issued stock options to consultants to purchase 46,825 shares of Common Stock in exchange for services. These options vest over three years. Significant assumptions used in valuing these options include: volatility of 50%, dividend yield of 0%, risk free interest rate of 6.2%, and an expected life of three years. The Company recorded $101,000 of deferred compensation in 1997, of which $53,000 was recognized as compensation expense in 1997. For the six months ended June 30, 1998 the Company issued stock options to consultants to purchase 75,190 shares of Common Stock in exchange for services. Significant assumptions used in valuing these options include: dividend yield of 0%; risk free interest rate of 5.45%; volatility of 50%; an expected life of five years. The Company recorded $588,000 of deferred compensation and recognized $297,000 of compensation expense in connection with these options for the six months ended June 30, 1998.



     The Company accounts for stock options granted to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25. Had compensation expense for options granted to employees under the 1995 Plan been determined based upon the estimated grant date fair value pursuant to SFAS 123, the Company's net loss and net loss per share would have been as follows:



                                                                               SIX MONTHS ENDED JUNE
                                           YEAR ENDED DECEMBER 31,                      30,
                                   ---------------------------------------    ------------------------
                                      1995          1996          1997           1997          1998
                                   ----------    ----------    -----------    ----------    ----------
Net loss:
  As reported...................   $1,697,000    $5,773,000    $10,850,000    $4,835,000    $6,773,000
  Pro forma.....................    1,697,000     6,077,000     11,151,000     5,123,000     7,906,000

Loss per share:
  As reported...................        (0.34)        (1.16)         (2.10)        (0.98)        (1.29)
  Pro forma.....................        (0.34)        (1.22)         (2.16)        (1.04)        (1.51)



     The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions: dividend yield of 0% for all periods presented; risk-free annual interest rates of 5.21% to 6.89%, 5.21% to 6.42%, 5.21% to 6.42%, 6.01% to 6.56%, and 5.73% for the years ended December 31, 1995, 1996,
1997 and the six months ended June 30, 1997 and 1998, respectively; and an expected option term of three years for all periods presented.

                                INFLUENCE, INC.

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)


NOTE 6--STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED)

     The Company has committed to grant in the future options to purchase approximately 32,255 shares of Common Stock to employees and consultants. The ultimate grant date, and associated measurement of potential compensation expense, will occur once the specific number of shares and exercise prices are determined.



     Because the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph, the above results may not be representative of future periods.


NOTE 7--RELATED PARTY TRANSACTIONS

     During 1994 and 1995, the Company acquired certain technologies for use in its research and development programs from NMB Medical Applications Ltd. ('NMB'), an affiliate of the Company by way of common ownership. As consideration for the technology, the Company paid $300,000 in 1994 and $27,000 in 1995 and expensed both amounts as the technology had no alternative future use.


     Under the terms of a management agreement, in principle, which commenced in March 1995, the Company is obligated to pay a minimum management fee of $7,000 per month to NMB in lieu of compensation to two of the Company's founders. The Company incurred management fees in connection with this agreement totaling $70,000 and $224,000 for the years ended December 31, 1995 and 1996, respectively. As of July 1, 1996, required payments under the formal management agreement have ceased and the two founders entered into employment agreements pursuant to which each was to receive an annual salary of $150,000 and certain other fringe benefits. Subsequently, at the founders requests, payments have continued to NMB to fulfill the Company's obligation under such employment agreements. The Company incurred fees totaling $371,000 and $183,000 under the employment agreements for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively. Included in accrued expenses at December 31, 1996 and 1997 and at June 30, 1998 were management fees payable totaling approximately $144,000, $46,000, and $33,000, respectively.



     In April 1996, the Company entered into an agreement with Jessco Medical Supply ('Jessco'), under which the Company pays $2,500 per month for consulting services. One of the Company's Board members is the owner of Jessco. The Company paid $23,000, $30,000 and $0 to Jessco for consulting services for the years ended December 31, 1996 and 1997 and the six months ended June 30, 1998, respectively.


     Between June 10, 1996 and November 7, 1996, the Company borrowed $3 million from a stockholder in exchange for promissory notes which bore interest at the Applicable Federal Rate as defined by the Internal Revenue Code. On December 18, 1996, the Company repaid the notes, plus accrued interest of $59,000.

     Two founders of the Company are also General Managers of InStent Israel, Ltd., ('InStent'), a subsidiary of Medtronic. Medtronic is a principle stockholder of the Company. There have been no material related party transactions between InStent and the Company.


     In March, 1998 the Company reached an agreement in principle with Galil Medical Ltd., an affiliate of ESC Medical Systems, Ltd ('ESC'), under which the companies have agreed to form a joint venture to develop technology and product in the cryo-surgery field. Material terms, including commitments under the agreement are subject to final negotiation. One of the Company's Board members is the Chief Executive Officer and Chairman of the Board of ESC.

                                INFLUENCE, INC.

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)


NOTE 8--COMMITMENTS AND CONTINGENCIES

     The Company occupies most of its facilities under long-term operating leases. Certain leases contain escalation provisions and renewal options. Future minimum rental payments under noncancelable operating leases at December 31, 1997 are as follows:

YEAR ENDING DECEMBER 31,
------------------------------------------------------------
1998........................................................   $  401,000
1999........................................................      352,000
2000........................................................      325,000
2001........................................................      325,000
2002 and beyond.............................................      209,000
                                                               ----------
                                                               $1,612,000
                                                               ----------
                                                               ----------


     Rent expense totaled approximately $34,000, $66,000, $145,000, $37,000 and $180,000 for the years ended December 31, 1995, 1996, 1997 and the six months ended June 30, 1997 and 1998, respectively.


     In 1995, the Company entered into an exclusive worldwide license agreement with Dimotech Ltd. ('Dimotech') to develop, manufacture and market products utilizing certain Dimotech technology. The term of the license agreement runs through the expiration date for the underlying patent, which is 2012. As consideration for the license, the Company agreed to prepay $50,000 of royalties upon the execution of the agreement and $300,000 payable upon the earlier of December 31, 1996 or the completion of an initial public offering of the Company's Common Stock. Royalties of 0.5% of total income derived from the direct or indirect use of the patent are payable to Dimotech under the agreement. During the year ended December 31, 1995, the Company recognized expense of $350,000 related to this agreement as research and development as management determined that the technology had no future alternative use. During the years ended December 31, 1996 and 1997, the Company did not recognize any expense related to this agreement.

     The Company has entered into an employment agreement with one of its officers which expires in May 1999. The agreement provides for a minimum annual salary level of $150,000, as well as for incentive bonuses which are payable upon attainment of certain performance criteria established from time to time by the Board of Directors.

     Israeli labor laws and agreements require IMT to make severance payments to employees in certain circumstances. Severance accruals are recorded in the consolidated balance sheet and funded by the purchase of managers' insurance policies with insurance companies and by deposits made with a recognized severance fund. The severance liability was $84,000 and $193,000 at December 31, 1996 and 1997, respectively. The corresponding amounts funded were $45,000 and $116,000 at December 31, 1996 and 1997, respectively. The Company recognized $66,000, $84,000 and $122,000 of expense in connection with the severence liability for the years ended December 31, 1995, 1996 and 1997 respectively.

     The Company is subject to various legal proceedings and patent infringement and other matters which arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these matters will not materially affect the results of operations or financial position of the Company.


     In March 1998, the Company entered into a Technology Development and License Agreement with The Titan Corporation ('Titan') and TomoTherapeutics, Inc. ('TTI'), a subsidiary of Titan (the 'TTI Agreement'). Under the terms of the TTI Agreement, the Company was granted a license to certain patented technology, agreed to purchase certain tangible assets from TTI and to work initially with TTI, and subsequently on its own, to develop and market products based on the licensed technology. Upon completion of certain performance milestones by the Company, the Company will issue up to 35,714 shares of its Common Stock to TTI. In the event the Company realizes any revenues resulting from future products developed pursuant to the TTI Agreement, the Company is obligated to pay the greater of $200,000 or a royalty of 8% on such revenues until the Company

                                INFLUENCE, INC.

  (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED.)


NOTE 8--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

has paid cumulative royalties of $2,000,000. Thereafter, the Company is obligated to pay TTI a royalty of 5% on revenues resulting from future products developed pursuant to the TTI Agreement.


NOTE 9--GEOGRAPHIC AREA INFORMATION

     The Company operates in one industry segment: the development and commercialization of disease management systems. Operating losses are determined by deducting from net revenues the related costs and operating expenses attributable to each geographic region. Research and development costs are reflected in the geographic region in which the activity was performed. The following table presents a summary of operations by geographic region.


                                       UNITED
                                       STATES          ISRAEL         GERMANY       ELIMINATIONS    CONSOLIDATED
                                     -----------    ------------    ------------    ------------    ------------
1995
  Operating losses................   $  (353,000)   $ (1,356,000)   $         --    $         --    $ (1,709,000)
  Total assets....................     2,850,000         247,000              --      (1,470,000)      1,627,000

1996
  Operating losses................      (654,000)     (4,888,000)       (113,000)             --      (5,655,000)
  Total assets....................    21,644,000       1,347,000         120,000      (5,154,000)     17,957,000

1997
  Net sales.......................            --       1,114,000              --              --       1,114,000
  Operating losses................       (26,000)    (10,634,000)        (21,000)        (35,000)    (10,716,000)
  Total assets....................    24,765,000       4,352,000         308,000     (20,704,000)      8,721,000



     For the year ended December 31, 1997, approximately 61% of the Company's net sales were derived from exports to Europe. For the six months ended June 30, 1997 and 1998, approximately 100% and 29% of the Company's net sales were derived from exports to Europe, respectively.


NOTE 10--SUBSEQUENT EVENTS


     In June 1998, in connection with the Offering, the Board of Directors approved a 1.0 for 1.26 reverse stock split of the Company's Common Stock effective immediately prior to completion of the initial public offering. All share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.



     On August 17, 1998, the Company signed a distribution agreement with Indigo Medical, Incorporated ('Indigo'), a subsidiary of Johnson & Johnson, pursuant to which Indigo will become the Company's exclusive distributor outside the United States of the Company's current and future products in the fields of urology and gynocology and its radiotherapy product under development. In connection with this distribution agreement, the Company and Johnson & Johnson Development Corporation ('JJDC'), a subsidiary of J&J, entered into an investment agreement. The investment agreement provides, in addition to the $1 million note entered into in June 1998, that JJDC invest an additional $6 million in the Company. In exchange for the $6.0 million cash investment and the outstanding $1.0 million note, the Company entered into a new $7.0 million convertible note (the 'J&J Note'). The J&J Note is automatically convertible into shares of the Company's Common Stock at the earlier of completing an initial public offering of Common Stock or May 1999. The J&J Note accrues interest at 10% per annum and will convert at the initial public offering price upon completion of such offering. In the event the initial public offering is not completed by May 1999 the J&J Note and accrued interest thereon will automatically convert into shares of Common Stock at a per share price equal to $82 million divided by the number of then outstanding shares of Common Stock and equivalents, as defined

           -------------------------------------------------------
           -------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL             , 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                         ------------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                   ----
Prospectus Summary...............................     3
Risk Factors.....................................     7
The Company......................................    20
Use Of Proceeds..................................    20
Dividend Policy..................................    20
Capitalization...................................    21
Dilution.........................................    22
Selected Consolidated Financial Data.............    23
Management's Discussion And Analysis Of Financial
  Condition And Results Of Operations............    24
Business.........................................    29
Management.......................................    56
Certain Transactions.............................    60
Principal Stockholders...........................    62
Description Of Capital Stock.....................    64
Shares Eligible For Future Sale..................    66
Israeli Taxation And Investment Programs.........    68
United States Federal Income Taxation............    72
Underwriting.....................................    74
Legal Matters....................................    75
Experts..........................................    75
Available Information............................    75


                                1,700,000 Shares

                                [INFLUENCE LOGO]

                                  Common Stock


                              -----------------

                                  PROSPECTUS

                              -----------------

                       PRUDENTIAL SECURITIES INCORPORATED

                     VECTOR SECURITIES INTERNATIONAL, INC.

                             FAHNESTOCK & CO. INC.

                                           , 1998

           -------------------------------------------------------
           -------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The expenses expected to be incurred in connection with the issuance and distribution of the securities being registered under the Registration Statement, other than underwriting discounts and commissions, are estimated in the following table. All of the amounts shown are estimates, except for the SEC registration fee and the NASD filing fee, and all of such expenses will be borne by Influence, Inc. ('Influence'):

Securities and Exchange Commission registration fee.........................................   $ 11,326
NASD filing fee.............................................................................      4,238
Nasdaq Stock Market Listing Application fee.................................................     17,500
Printing and engraving expenses.............................................................    100,000
Legal fees and expenses.....................................................................    200,000
Accounting fees and expenses................................................................    125,000
Blue sky fees and expenses (including counsel fees).........................................     15,000
Transfer agent and registrar fees...........................................................      2,000
Miscellaneous expenses......................................................................    124,936
                                                                                               --------
     Total..................................................................................   $600,000
                                                                                               --------
                                                                                               --------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Influence, Inc., a Delaware corporation (the 'Company'), is empowered by
Section 145 of the Delaware General Corporation Law (the 'Delaware Act'), subject to the procedures and limitations stated therein, to indemnify certain parties. The Company's By-laws provide that the directors and officers shall be indemnified and held harmless to the fullest extent of applicable law. Section 145 of the Delaware Act provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred. Section 145 provides further that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Article Tenth of the Company's Second Restated Certificate of Incorporation, as amended (the 'Certificate') provides that the Company shall indemnify any and all persons whom it has the power to indemnify under Section 145 of the Delaware Act to the fullest extent permitted under such section, and such indemnity shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Article Ninth of the Company's Certificate eliminates the personal liability of the Company's directors to the fullest extent permitted under
Section 102(b)(7) of the Delaware Act, as amended. Such section permits a company's certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware Act (which addresses director liability for unlawful payment of a dividend or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company intends to apply for a directors' and officers' insurance policy.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     Described below are sales of unregistered securities by the registrant within the past three years:

          (1) On December 14, 1994, the Company issued 5,020,144 shares of Common Stock in consideration of the par value of such shares to the founders of the Company.

          (2) From March 1995 through November 1995, 713,000 shares of Series A Preferred Stock were sold to 48 accredited investors at a price of $5.00 per share.


          (3) Pursuant to the Company's stock option plans, the Company has granted to employees and to a limited number of outside consultants options to purchase an aggregate of 1,224,395 shares of Common Stock. In 1995, the Company granted options to purchase an aggregate of 72,990 shares of Common Stock to employees outside the United States, options to purchase 44,557 shares of Common Stock to non-employees outside the United States, and options to purchase 68,097 shares of Common Stock to three non-employees in the United States. Such non-employees included two physicians who assisted in the design of one of the Company's products under development and a bookkeeper.



              In 1996, the Company granted options to purchase an aggregate of 292,188 shares of Common Stock to employees, of which three resided in the United States, and options to purchase 27,240 shares of Common Stock to non-employees outside the United States who assisted the Company through their services. In 1998, the Company granted to employees options to purchase an aggregate of 719,303 shares of Common Stock, of which 201,455 were to 32 employees in the United States. In addition, in 1998 the Company granted options to purchase an aggregate of 192,849 shares of Common Stock to non-employees, of which an aggregate of 133,179 were to nine persons in the United States. Four of such persons were physicians involved in either in clinical trials of the Company's products or who served on the Company's Scientific Advisory Committee. Three of the nine are consultants working on the development of the Company's cancer therapy product under development. Two additional persons were outside regulatory consultants.


          (4) Medtronic, Inc. ('Medtronic') became a stockholder of the Company in connection with an agreement, dated December 10, 1996 (the 'Medtronic Agreement') between Medtronic, the Company, and substantially all of the stockholders of the Company. Under the terms of the Medtronic Agreement, Medtronic received in December 1996 an option to acquire all the shares of Common and Preferred stock in the Company for approximately $180 million, or for approximately $28 per share on a fully diluted basis. In consideration of this option, Medtronic invested $20 million in the Company in exchange for a convertible debenture of the Company (the 'Debenture'). Medtronic's option to acquire the Company expired unexercised on June 10, 1997. Pursuant to the terms of the Debenture, all outstanding principal and accrued interest on June 10, 1997, which amounted to $20,837,808, automatically converted into common stock at a conversion price of $62.55 per share, which resulted in the issuance to Medtronic of 333,164 shares, or approximately 5.43% of the outstanding Common Stock of the Company prior to the completion of the Offering.


          (5) On May 1, 1998, the Company issued a convertible promissory note (the '$1 Million Note') in the principal amount of $1,000,000 to Johnson & Johnson Development Corporation ('JJDC') in connection with a letter of intent (the 'Letter of Intent') among the Registrant, JJDC and its affiliate Indigo Medical, Incorporated ('Indigo'). On August 17, 1998, the Company entered into an investment agreement with JJDC pursuant to which the Company issued to JJDC a $7 million convertible note (the 'J&J Note'), in exchange for JJDC's investment of an additional $6 million in the Company and the contribution by JJDC of the $1 Million Note. The J&J Note is convertible into Common Stock of the Registrant at the initial public offering price.


     The sales of securities referenced in paragraphs (1), (2), (4) and (5) were either sold to persons outside the United States or were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) thereof. The securities referenced in paragraph (3) were either granted to persons outside the United States or were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Rule 701 promulgated under
Section 3(b) thereof, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, though their relationships with the Company, to information about the Company.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.



(a) EXHIBITS



EXHIBIT
NUMBER                                                  DESCRIPTION
------   ---------------------------------------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement**
  3.1    Certificate of Incorporation of the Registrant*
  3.2    Bylaws of the Registrant*
  4.1    Specimen Certificate for Shares**
  5.1    Opinion of Arnold & Porter, U.S. Counsel to the Registrant**
 10.1    Letter Agreements between Dimotech Ltd. and the Registrant
 10.2    Employment Agreement dated May 31, 1996 between Peter A. Bick, M.D., and the Registrant*
 10.3    [Reserved]
 10.4    Agreement between Oren Globerman and the Registrant*
 10.5    Agreement between Dr. Mordechay Beyar and Registrant*
 10.6    1995 Stock Option Plan of the Registrant, together with a form of agreement pursuant thereto*
 10.7    Lease for Hertzliya, Israel facility (English Translation)*
 10.8    1998 Long-Term Incentive Plan of the Registrant, together with a form of agreement pursuant thereto
 10.9    Debenture dated December 10, 1996 issued by the Registrant to Medtronic, Inc.*
 10.10   Technology Development and License Agreement dated as of March 16, 1998 among the Registrant,
         TomoTherapeutics, Inc. and The Titan Corporation
 10.11   Distribution Agreement dated August 17, 1998 among the Registrant, Influence Medical Technologies Ltd.
         and Indigo Medical, Incorporated**
 10.12   Investment Agreement dated August 17, 1998 between the Registrant and Johnson & Johnson Development
         Corporation**
 10.13   Agreement in Principle dated March 25, 1998 between Influence Medical Technologies, Ltd. and Galil
         Medical Ltd. (English Translation)
 10.14   Letter agreement dated as of January 15, 1998 between the Registrant and Peter A. Bick, M.D., amending
         Dr. Bick's Employment Agreement**
 16.1    Letter regarding Change in Certifying Accountant*

EXHIBIT
NUMBER                                                  DESCRIPTION
------   ---------------------------------------------------------------------------------------------------------
 21.1    Subsidiaries of the Registrant*
 23.1    Consent of Arnold & Porter, U.S. Counsel to the Registrant (contained in Exhibit 5.1)
 23.2    Consent of PricewaterhouseCoopers LLP, independent accountants
 23.3    Consent of Levisohn, Lerner, Berger & Langsam, Patent Counsel to the Registrant
 24.1    Powers of Attorney*
 27.1    Financial Data Schedule


------------------
 * Previously filed.

** To be filed by amendment.


(b) SCHEDULES


     Schedule II--Valuation and Qualifying Accounts
                  Allowance for Doubtful Accounts


ITEM 17. UNDERTAKINGS.


     The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, Certificates of Shares in such denominations and registered in such names as required by the Underwriters to permit prompt delivery of Shares to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the 'Securities Act') may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on the 20th day of August 1998.


                                          INFLUENCE, INC.


                                          By: /s/ PETER A. BICK, M.D.
                                              ---------------------------------
                                              Name: Peter A. Bick, M.D
                                              Title: President, Chief Executive
                                                       Officer and Director


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


                SIGNATURE                                       TITLE                              DATE
------------------------------------------  ----------------------------------------------   ----------------
                    *                       Chairman of the Board of Directors and            August 20, 1998
------------------------------------------  Director
              Lewis C. Pell

                    *                       Vice Chairman of the Board of Directors and       August 20, 1998
------------------------------------------  Director
          Mordechay Beyar, M.D.

                    *                       Vice Chairman of the Board of Directors and       August 20, 1998
------------------------------------------  Director
              Oren Globerman

         /s/ PETER A. BICK, M.D.            President, Chief Executive Officer and            August 20, 1998
------------------------------------------  Director (Principal Executive Officer)
           Peter A. Bick, M.D.

                                            Director
------------------------------------------
             Shimon Eckhouse

                              *             Chief Financial Officer, Vice President,          August 20, 1998
------------------------------------------  Finance, and Treasurer (Principal Accounting
              Howard Machek                 and Financial Officer)

       *By: /s/ PETER A. BICK, M.D                                                           August 20, 1998
  -------------------------------------
              (Attorney-in-fact)

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                                           YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                        1995        1996        1997
                                                                       -------     -------     -------
Balance at beginning of period......................................   $ --        $ --        $ --
Additions charged to statement of operations........................     --          --         37,000
Deductions from reserves............................................     --          --          --
                                                                       -------     -------     -------
Balance at end of period............................................   $ --        $ --        $37,000
                                                                       -------     -------     -------
                                                                       -------     -------     -------